THE SARATOGA
ADVANTAGE TRUST



THE SARATOGA ADVANTAGE TRUST
SEMI-ANNUAL REPORT
AS OF FEBRUARY 29, 2004

CLASS A, B, and C SHARES

TABLE OF CONTENTS

**This report is authorized for distribution only to shareholders
and to others who have received a copy of the prospectus.**

TRUSTEES AND OFFICERS

Investment Manager
Saratoga Capital Management, LLC
1101 Stewart Avenue, Suite 207
Garden City, NY 11530-4808

Distributor
Aquarius Fund Distributors, LLC
4020 South 147th Street
Omaha, NE 68137

Transfer and Shareholder Servicing Agent
Gemini Fund Services, LLC
4020 South 147th Street, Suite 2
Omaha, NE 68137

Custodian
The Bank of New York
100 Church Street, 10th Floor
New York, NY 10286

THE SARATOGA ADVANTAGE TRUST

Semi-Annual Report to Shareholders

April 17, 2004

Dear Shareholder:

We are pleased to provide you with this semi-annual report on the investment strategies and performance of the portfolios in the Saratoga Advantage Trust (the "Trust"). This report covers the six months from September 1, 2003 through February 29, 2004.

ELECTRONIC DELIVERY AVAILABLE MAY 1, 2004

This report can be delivered to you electronically. Electronic delivery can help simplify your record keeping. With electronic delivery you'll receive an email with a link to your Saratoga Advantage Trust **quarterly statement, daily confirmations** and/or **semi-annual and annual reports** each time one is available. You have the ability to choose which items you want delivered electronically. Choose one item or all items. It's up to you. Please call our Customer Service Department toll-free at **1-888-672-4839** for instructions on how to establish electronic delivery.

ECONOMIC OVERVIEW

During the fourth quarter of 2003 the U.S. Gross Domestic Product (GDP) grew at an annualized rate of 4.1%, and it grew by a respectable 3.1% for the full year. The economy has emerged from recession and is expanding at a constructive growth rate. Following are some excerpts from remarks by Federal Reserve Chairman Alan Greenspan regarding education at the Boston College Finance Conference 2004, held in Boston, Massachusetts on March 12, 2004. "Joseph Schumpeter, the renowned Harvard professor, called the process of progress "creative destruction," the continuous scrapping of old technologies to make way for the new. Standards of living rise because the cash flows of industries employing older, increasingly obsolescent, technologies are marshaled, along with new savings, to finance the production of capital assets that almost always embody cutting-edge technologies. Workers migrate with the capital. This is the process by which wealth is created, incremental step by incremental step. The process of creative destruction has been accompanied by an ever-growing conceptualization of economic output. Technological advance is continually altering the shape, nature, and complexity of our economic processes. *The* (This) difference in wage trends suggests that, at least in relative terms, we have developed a shortage of highly skilled workers and a surplus of lesser-skilled workers. We need to be forward-looking in order to adapt our educational system to the evolving needs of the economy and the realities of our changing society."

Students who are preparing for their careers are attaining higher education in order to be employable and to attain a livable wage. Productive corporate technological advancements continue at a rapid pace forcing many senior employees out of their jobs. Unemployed people need to focus on the professions that have employment shortages and obtain the essential education to obtain the necessary skills to be reemployed. American jobs require employees to have the education and skills to fill jobs currently available, and to update their knowledge to remain employed as corporations shift their business plans to stay competitive in this intense business environment. As unemployed people get retrained and corporate earnings rise in the expanding U.S. economy, the unemployment rate in the U.S. should decline. This should produce a continued positive environment for U.S. stocks.

SOUND INVESTMENT PRINCIPLES

In light of recent stock market volatility, many investors are questioning what they should do with their investments going forward. Let's revisit some sound investment principles that can help you traverse both rising and falling markets.

1)   A well-designed asset allocation strategy is the anchor for many successful investors.   Establish an asset allocation strategy (for example, a strategy to diversify your assets amongst stock, bond and money market mutual funds) that you will be comfortable with in both advancing and declining markets. A sensible asset allocation strategy should take into consideration your: investment objectives, tolerance for risk, income needs and investment time horizon. Review your asset allocation strategy with your financial advisor. If you have implemented an asset allocation strategy that you are comfortable with, then **don't let short-term stock and bond market fluctuations or investment manias change your long-term investment strategy – remain anchored.** Remember, it is normal to lose money during various time periods when you invest in stocks and bonds; this is part of the price that investors pay to try to earn higher rates of return over the long haul than they might earn if they place money in investments that don't fluctuate in value.

2)   Many successful investors put professional money managers on their investment teams.   We are proud to be able to offer you the ability to access multiple investment asset classes through the Saratoga Advantage Trust's portfolios. The Trust's portfolios are managed by some of the world's leading institutional investment advisory firms. These are the same investment advisory firms that manage money for some of the largest corporations, pension plans and foundations. Each of the advisors has been selected on the basis of their: research capabilities, long-term investment performance, organizational stability, investment philosophy, and other key factors. The Trust's diversity of portfolio structure is designed to give you the opportunity to efficiently implement your asset allocation strategy to create a balanced portfolio in accordance with your investment goals and objectives. **For your serious, "core" assets, let full-time investment professionals purchase and sell securities on your behalf.**

3)   Stay focused on your long-term investment goals.   Monitor your investment results on a regular basis to determine if your long-term investment objectives are being met. When reviewing the performance of the institutional investment advisory firms that manage the portfolios of the Trust, and the performance of money managers in general, **please remember that it is not unusual for managers' returns to vary significantly from their benchmark indices over short-term measurement periods such as several quarters.** In fact, the more volatile the style of management the more likely it is to have significant deviations from the index it is being measured against over short-term measurement periods.

4)   Consider adding money to your investment portfolio when it declines in value.   No one can tell you for sure when a market has reached bottom. It takes courage to be a successful investor.

5)   Be disciplined and patient with your investment strategy.   Successful investing requires both discipline and patience.

COMPARING THE PORTFOLIOS' PERFORMANCE TO BENCHMARKS

When reviewing the performance of the Trust's portfolios against their benchmarks, it is important to note that the Trust is designed to help you implement an asset allocation strategy to meet your individual needs as well as select individual investments within each asset category among the myriad of choices available. Each of the Trust's portfolios was formed to represent a single asset class, and each portfolio's institutional money manager was selected based on their ability to manage money within that class. Therefore, the Trust's portfolios can help you to properly implement your asset allocation decisions, and keep your investments within the risk parameters that you establish with your investment consultant. Without the intended asset class consistency

of the Trust's portfolios, even the most carefully crafted asset allocation strategy could be negated. Furthermore, the benchmarks do not provide precise standards by which to measure the portfolios against in that the characteristics of the benchmarks can vary widely at different points in time from the Trust's portfolios (e.g., characteristics such as: average market capitalizations, price-to-earnings and price-to-book ratios, bond quality ratings and maturities, etc.). In addition, the benchmarks can potentially have a survivor bias built into them (i.e., the performance of only funds that are still in existence may remain part of the benchmark's performance while funds that do not exist anymore may be removed from the benchmark's performance).

Following you will find specific information on the investment strategy and performance of the Trust's portfolios. Please speak with your financial advisor if you have any questions about your investment in the Trust or your allocation of assets among the Trust's portfolios.

We remain dedicated to serving your investment needs. Thank you for investing with us.

Best wishes,



Bruce E. Ventimiglia

Bruce E. Ventimiglia
Chairman, President and
Chief Executive Officer

Investors should carefully consider the investment objectives, risks, charges and expenses of the Saratoga Funds. This and other information about the Saratoga Funds is contained in the prospectus, which can be obtained by calling (800) 807-FUND and should be read carefully before investing. Past performance is not indicative of future results.

The Funds of the Saratoga Advantage Trust are distributed by Aquarius Fund Distributors, LLC, member NASD.

INVESTMENT REVIEW

LARGE CAPITALIZATION VALUE PORTFOLIO

Advised by:
OpCap Advisors
New York, New York

Objective: The Portfolio seeks total return consisting of capital appreciation and dividend income.

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	10.14%	35.38%	0.30%	–0.01%
Without Sales Charge	15.14%	40.38%	0.62%	0.15%
Class C				
With Sales Charge†	14.07%	39.29%	0.60%	0.13%
Without Sales Charge	15.07%	40.29%	0.60%	0.13%
Morningstar Large Value Average[1]	16.10%	40.04%	4.07%	3.47%

PORTFOLIO ADVISOR COMMENTARY

During the last six months ended February 29, 2004 the stock market furthered its advance, propelled by an ongoing economic recovery. Based on our view that the economic recovery will continue to gain momentum, we overweighted the pro-cyclical consumer discretionary and materials sectors, while we underweighted the non-cyclical sectors such as consumer staples, telecom and utilities. We also decreased our exposure to banks as we believe that interest rates are going to rise with the economic rebound, which should lower profit margins for financial companies.

Among individual holdings, telecom provider AT&T Wireless (1.44%) was the biggest contributor, appreciating a stellar 57.54%. AT&T's share price increased sharply when the company was put into play as an acquisition candidate. Other contributors included oil and gas company ConocoPhillips (5.08%), mortgage lending company Freddie Mac (4.39%) and metals and mining company Inco (2.53%).

Electronic Data Systems (1.21%) was the main detractor to positive results. The company reported lower earnings and cash flow caused by contract problems with one of their largest clients. Although we still believe the company's fundamentals and outlook are strong, we reduced the position by a third in order to reduce risk. Other detractors included discount retailer Dollar General (2.94%) as well as drug distributor McKesson, which we sold.

Our largest new position was Textron (2.35%), a manufacturer of aircraft and automotive engine components, which was among the top ten contributors. The stock's strong increase has validated our thesis that the company's new management would be able to improve margins, which — coupled with growth from a recovering economy and improvements in the business jet market — make Textron a strong investment in our view. Sales included financials companies Wells Fargo and Washington Mutual as well as consumer staples company Kraft Foods.

We believe that the economy will strengthen over the course of the year. As demand begins to outstrip productivity gains, we are confident that hiring will resume which should further spur a sustained economic expansion. We are confident that the Saratoga Large Cap Value Portfolio is well positioned for the future.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Morningstar Large Value Average, as of February 29, 2004, consisted of 959 mutual funds comprised of large market capitalization value stocks. Investors may not invest in the Average directly.

Within the discussion above, the percentages shown next to specific securities are the percentages of the Portfolio represented by the security on 2/29/04.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

LARGE CAPITALIZATION GROWTH PORTFOLIO

Advised by:
Harris Bretall Sullivan & Smith, L.L.C.
San Francisco, California

Objective: The Portfolio seeks capital appreciation.

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	–1.30%	21.00%	–10.37%	–9.03%
Without Sales Charge	3.70%	26.00%	–10.07%	–8.88%
Class C				
With Sales Charge†	2.61%	25.05%	–10.03%	–8.84%
Without Sales Charge	3.61%	26.05%	–10.03%	–8.84%
Morningstar Large Growth Average[1]	10.77%	35.29%	–2.62%	–2.20%

PORTFOLIO ADVISOR COMMENTARY

The Saratoga Advantage Trust Large Cap Growth Portfolio is positioned for earnings acceleration that should result from continued robust strength in the economy, lower oil prices, higher interest rates, and continued strength in capital expenditure. Unfortunately, the recovery's strength has been questioned recently, due in large part to the apparent absence of a pick up in employment.

We believe that forthcoming data on the domestic employment picture will show improvement and the Saratoga Portfolio should respond positively. As for the rest of our forecast, we expect U.S. Gross Domestic Product (GDP) to grow between a 4.25% - 5.0% pace in the first half of the year, and then moderate to approximately 3% - 3.5%, as the impact of the 2003 tax cuts and lower interest rates begin to fade. Importantly, we expect continued strength in corporate earnings, with our forecast for S&P 500 earnings growth of 14% for the fiscal year 2004. The Saratoga Advantage Trust Large Cap Growth Portfolio is forecast to grow earnings close to 20% in 2004.

The Federal Reserve Bank has kept monetary policy accommodative and interest rates at low levels to stimulate growth, and we expect that to continue. The stock market's current focus has been dominated by anemic employment growth and renewed geopolitical concerns. While we cannot minimize the significance of these factors, we believe that the fundamental building blocks of moderate inflation, benign interest rates, and double-digit earnings growth are in place for what should be strong and sustained equity returns.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Morningstar Large Growth Average, as of February 29, 2004, consisted of 1,242 mutual funds comprised of large market capitalization growth stocks. Investors may not invest in the Average directly.

   Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

MID CAPITALIZATION PORTFOLIO

Advised by:
Caterpillar Investment Management Ltd.
Peoria, Illinois

Objective: The Portfolio seeks long-term capital appreciation.

Total Aggregate Return for the Period Ended February 29, 2004			
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Inception: 6/28/02 - 2/29/04*
Class A			
With Sales Charge†	8.27%	40.73%	7.21%
Without Sales Charge	14.84%	49.37%	11.08%
Class B			
With Sales Charge†	9.47%	43.49%	8.10%
Without Sales Charge	14.47%	48.49%	10.35%
Class C			
With Sales Charge†	13.48%	47.36%	10.30%
Without Sales Charge	14.48%	48.36%	10.30%
Morningstar Mid Capitalization Blend Average[1]	16.67%	49.16%	15.71%

PORTFOLIO ADVISOR COMMENTARY

The stock market continued its impressive recovery in the first two months of this year. Stock prices climbed on expectations that improved economic growth would lift corporate profits.

Mid-size and small companies were the best-performing stocks through the end of the reporting period. While it is too early to know whether the best performance will rotate from small-cap stocks to the large-cap stocks, we believe corporate America has used its ample cash flow to reduce debt to the point where acquisitions may be the most attractive alternative for the use of cash to enhance growth and earnings. Accordingly, we believe that mid-sized and small companies may be the beneficiaries of increasing merger and acquisition activities. The dollar volume of such transactions is already above pre-bubble levels and may increase from here.

We believe the early indications are for impressive earnings in the first quarter of 2004, but investors are focusing on the lackluster jobs recovery instead of earnings. There are also some worries about the upcoming presidential election and renewed threats of terrorist activities. As a result, we believe the stock market is in a temporary correction mode. However, we also believe that one can expect this type of moderate correction after the strong gains that followed the trough in 2003.

Our strategy for the Saratoga Portfolio has not changed from an earnings recovery type of structure. While the last several months have given us pause to rethink our strategy, we continue to believe an emphasis on capital goods, materials, and technology companies should provide the desired performance.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Morningstar Mid Capitalization Blend Average, as of February 29, 2004, consisted of 337 mutual funds comprised of mid market capitalization stocks. Investors may not invest in the Average directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

SMALL CAPITALIZATION PORTFOLIO

Advised by:
Fox Asset Management LLC
Little Silver, New Jersey

Objective: *The Portfolio seeks maximum capital appreciation.*

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	8.68%	39.01%	14.00%	11.83%
Without Sales Charge	13.68%	44.01%	14.23%	11.95%
Class C				
With Sales Charge†	12.64%	43.02%	14.30%	12.02%
Without Sales Charge	13.64%	44.02%	14.30%	12.02%
Morningstar Small Blend Average[1]	18.63%	59.25%	14.23%	11.84%

PORTFOLIO ADVISOR COMMENTARY

The Saratoga Advantage Trust Small Capitalization Portfolio for the six months ended February 29, 2004 posted a solid gain. The low-quality phenomenon that has characterized the market's recovery from the post-bubble lows remained an important determinant of performance during this period. However, we believe that a transition back to higher-quality stocks is possibly at hand, a development that bodes well for the Portfolio's holdings.

While there is no doubt that monetary and fiscal policies have conspired to provide a favorable underpinning to stocks, we question the premise that fundamentals justify the valuations of certain market sectors. Investors have favored the stocks of lower-quality companies over those of the higher-quality ilk for roughly the past year. Belief that certain low-priced companies, sporting high valuations and debt-heavy balance sheets, likely would survive prompted traders and speculators to run their stock prices higher. History suggests, however, that market leadership by expensive, higher-risk stocks is not sustainable, and the market eventually regains its appreciation of higher-quality companies.

Although low reported inflation, low interest rates and real economic growth provide a positive market backdrop, the sluggish job market, increasing government and household debt and generous stock valuations serve to temper our enthusiasm. As such, we are maintaining our conservative posture. While we have exposure to companies whose fortunes are more closely tied to an accelerating economy, we are maintaining portfolio balance with our defensive holdings.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Morningstar Small Blend Average, as of February 29, 2004, consisted of 394 mutual funds comprised of small market capitalization stocks. Investors may not invest in the Average directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

INTERNATIONAL EQUITY PORTFOLIO

Advised by:
Pictet International Management Limited
London, England

Objective: The Portfolio seeks long-term capital appreciation.

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: **9/1/03 - 2/29/04**	**One Year:** **3/1/03 - 2/29/04**	**Five Year:** **3/1/99 - 2/29/04***	**Inception:** **1/4/99 - 2/29/04***
Class B				
With Sales Charge†	21.80%	42.16%	–3.77%	–4.30%
Without Sales Charge	26.80%	47.16%	–3.43%	–4.13%
Class C				
With Sales Charge†	25.70%	46.07%	–3.47%	–4.18%
Without Sales Charge	26.70%	47.07%	–3.47%	–4.18%
MSCI EAFE® Index (U.S. Dollars)[1]	25.22%	53.58%	1.27%	0.70%

PORTFOLIO ADVISOR COMMENTARY

After consolidating in mid-2003, the world stock markets resumed their advance in October. In what has become a U.S.-centric world, all eyes were on the Federal Reserve (Fed) and fears of significantly higher interest rates were largely quashed. The argument is that despite the strong global recovery, there is only minimal evidence of increasing inflationary pressures (commodity prices are a concern, but there are no pressures from the labor market).

In this benign environment for equities, Europe (spearheaded by Germany) led the way despite the euro's firmness. Asian shares performed in line with world markets with domestic asset plays performing particularly well as strong money supply growth (in part, a consequence of the falling U.S. dollar) provided the impetus. Although Japanese stocks rose, the market lagged as encouraging developments on corporate profits were negated by fear over the government's approach towards regional banks and in particular its decision to nationalize Ashikaga bank. Also, fears of cross-shareholding unwind weighed on the market.

Sector-wise, the various segments of the market produced performances that were much more evenly matched. Poor-quality stocks experienced more mixed fortunes as investors became more discriminating and blue-chip shares prospered during this stage of the stock market rally. Cyclical sectors exposed towards rising commodity prices fared better while defensive sectors continued to struggle as an improved economic outlook and increasing risk aversion outweighed their defensive characteristics.

We believe that the backdrop for stocks remains generally positive. Growth is accelerating in most of the major economies which should drive corporate profits. After an encouraging results season, continued stock price strength has however increased the possibility of some consolidation as investors' economic and earnings expectations become harder to improve upon.

We continue to favor investments in Asia due to both the region's gearing to global activity and the much improved outlook for domestic assets (e.g., Hong Kong real estate). We are now neutrally weighted in Japan as we are encouraged by growing evidence of a domestic recovery. In Europe, we have a bias towards Industrials as we expect to see further strength in corporate capital expenditure.

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* Annualized performance for periods greater than one year

† The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1. MSCI EAFE® Index (Europe, Australasia, Far East) is a free float-adjusted market capitalization index that is designed to measure developed market equity performance, excluding the U.S. & Canada. As of April 2002 the MSCI EAFE Index consisted of the following 21 developed market country indices: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. This unmanaged Index does not include fees and expenses, and investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares. The fund contains international securities that may provide the opportunity for greater return but also have special risks associated with foreign investing including fluctuations in currency, government regulation, differences in accounting standards and liquidity.

INVESTMENT REVIEW

HEALTH & BIOTECHNOLOGY PORTFOLIO

Advised by:

UBS Global Asset Management (Americas) Inc.

Chicago, Illinois

Objective: The Portfolio seeks long-term capital growth.

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Inception: 7/15/99 - 2/29/04*	Inception: 1/18/00 - 2/29/04*
Class A				
With Sales Charge†	5.61%	12.27%	4.69%	N/A
Without Sales Charge	12.07%	19.16%	6.04%	N/A
Class B				
With Sales Charge†	6.67%	13.48%	5.01%	N/A
Without Sales Charge	11.67%	18.48%	5.37%	N/A
Class C				
With Sales Charge†	10.76%	17.46%	N/A	−5.84%
Without Sales Charge	11.76%	18.46%	N/A	−5.84%
MSCI World Healthcare Index[1]	15.01%	25.77%	−0.04%	0.49%

PORTFOLIO ADVISOR COMMENTARY

The Health & Biotechnology sectors have seen a great deal of activity in the last six months, particularly in the areas of Medicare reform, drug approvals, and mergers and acquisitions. The U.S. Senate approved sweeping changes to Medicare at the end of 2003 that includes a new prescription drug benefit for older and disabled Americans. The prescription drug benefit at the center of this Medicare reform does not take full effect until 2006. The law does not allow the government to impose price controls on prescription drugs and keeps illegal the importation of cheaper medicines from other countries, which can be seen as a success for the pharmaceutical industry.

The market has seen an impressive number of approvals in the last couple of months. The FDA approved a number of products in the last months (a.o. Genentech and Xoma's psoriasis therapy Raptiva, Glaxo (4.26%) and Vertex's HIV protease inhibitor Lexiva, Imclone and Bristol Myers Squibb (3.35%) Erbitux in colorectal cancer and Genentech's and Roche's (6.14%) Avastin. Also cleared were Pfizer's (10.45%) COPD treatment Spiriva and Pfizer's Norvasc/Lipitor combination Caduet and Eli Lilly's (1.41%) Alimta). In addition, the EU cleared Novartis' (4.27%) Parkinson's therapy Stavelo and Gileads (0.93%) HIV drug Emtriva. Japan approved Aventis' (4.34%) antibiotic Ketek and insulin Lantus, QLT & Novartis' AMD treatment Visudyne, and Roche's hepatitis C product Pegasys. Furthermore, a trial of Novartis' Femara in breast cancer recurrence, however, was so successful it was halted early so all participants could be treated.

In addition, a lot of merger and acquisition activity has occurred within the sector. Teva acquired generics firm Sicor, GE bought Amersham in the UK, CSL (1.29%) bought the blood business of Aventis, Genzyme (2.68%) is merging with Ilex Oncology and Yamanouchi and Fujisawa announced its plan to merge, creating Japan's second-largest pharmaceutical company. Aventis continued its fight against a hostile takeover from Sanofi-Synthelabo (1.01%). Novartis was still mentioned as a "white knight" and was also reported as eyeing a big U.S. deal.

There are signs that investors are beginning to get excited again about large cap pharma, which typically provides diversification and stability, plus the potential for high growth. We expect some key drug approvals this year that will drive top-line growth. We believe the fundamentals for the healthcare industry remain solid and sector revenues continue to grow in excess of general economic growth. In our opinion, the sector is attractively valued and with possible rising interest rates in the U.S., the sector should benefit from its defensive character in a slower-growth environment.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The MSCI World Healthcare Index is a free float-adjusted market capitalization index that is designed to measure global developed healthcare equity performance. As of April 2003 the MSCI World Healthcare Index consisted of the following 23 developed market country indices: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States. Investors may not invest in the Index directly; unlike the Portfolio's returns, the Index does not reflect any fees or expenses.

Within the discussion above, the percentages shown next to specific securities are the percentages of the Portfolio represented by the security on 2/29/04.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

TECHNOLOGY & COMMUNICATIONS PORTFOLIO

Advised by:
Columbus Circle Investors
Stamford, Connecticut

Objective: *The Portfolio seeks long-term growth of capital.*

Total Aggregate Return for the Period Ended February 29, 2004						
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 10/22/97 - 2/29/04*	Inception: 9/16/98 - 2/29/04*	Inception: 1/14/00 - 2/29/04*
Class A						
With Sales Charge†	1.13%	34.46%	–14.67%	–4.49%	N/A	N/A
Without Sales Charge	7.32%	42.74%	–13.65%	–3.59%	N/A	N/A
Class B						
With Sales Charge†	2.18%	36.94%	–14.41%	N/A	–8.24%	N/A
Without Sales Charge	7.18%	41.94%	–14.21%	N/A	–8.14%	N/A
Class C						
With Sales Charge†	5.97%	40.89%	N/A	N/A	N/A	–32.46%
Without Sales Charge	6.97%	41.89%	N/A	N/A	N/A	–32.46%
Lipper Science & Technology Funds Index[1]	12.81%	56.55%	–2.49%	1.80%	3.76%	–19.39%

PORTFOLIO ADVISOR COMMENTARY

Technology stocks rallied in the 4th quarter of 2003 as earnings showed signs of improvement and gave investors reason to believe that the rebound was more than just a seasonal up tick. Our performance in December came from lower quality, high growth stocks, proving that once again, investors were willing to pay for future results. 2004 started out with the same optimism we experienced for most of 2003, but sentiment quickly changed in February and March as returns were driven by macro economic issues and the never-ending debate on the sustainability of an economic recovery. Political uncertainty in the upcoming elections and the fear of global terrorism continue to weigh on investors' minds as well.

Looking forward, we continue to see strong fundamentals, earnings improvements and an increase in the capital expenditure budgets for North American wireline and wireless carriers, reversing a 3 year trend of budget cuts. The Saratoga Technology & Telecommunications Portfolio will continue to focus on dynamic companies in attractive markets that should benefit from positive industry dynamics and dominant secular trends. The emerging themes that we remained focused on are VOIP (voice over IP), Online Advertising, Linux and RFID (radio frequency identification devices). The Portfolio is poised to capitalize on these themes, the resurgent IT spending environment and the cost cutting measures implemented over the last 3 years.

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*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper Science and Technology Funds Index is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is compiled by Lipper, Inc. Investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

ENERGY & BASIC MATERIALS PORTFOLIO

Advised by:
Caterpillar Investment Management Ltd.
Peoria, Illinois

Objective: The Portfolio seeks long-term growth of capital.

Total Aggregate Return for the Period Ended February 29, 2004						
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 10/23/97 - 2/29/04*	Inception: 9/21/98 - 2/29/04*	Inception: 1/7/03 - 2/29/04*
Class A						
With Sales Charge†	11.16%	24.76%	11.77%	4.78%	N/A	N/A
Without Sales Charge	17.98%	32.38%	13.10%	5.77%	N/A	N/A
Class B						
With Sales Charge†	12.60%	26.65%	12.14%	N/A	10.22%	N/A
Without Sales Charge	17.60%	31.65%	12.39%	N/A	10.34%	N/A
Class C						
With Sales Charge†	16.60%	30.65%	N/A	N/A	N/A	23.46%
Without Sales Charge	17.60%	31.65%	N/A	N/A	N/A	23.46%
Lipper Natural Resources Funds Index[1]	20.87%	34.11%	15.68%	4.30%	11.43%	26.98%

PORTFOLIO ADVISOR COMMENTARY

Oil continued to defy gravity as prices reached their highest levels since the 1990-1991 Persian Gulf War. At the end of February 2004, oil was 38% higher than last year when U.S. troops were marching into Baghdad. While natural gas, at $5.50 per million Btu, traded below its January highs of over $7, prices were much higher than most investors had been forecasting. Strong demand from China and the U.S. supported energy prices during the semi-annual period.

Copper prices reached new highs for the year with 30%-plus gains. Copper inventories were being drawn down at a faster rate than supply was being increased.

During the semi-annual period, the Portfolio was structured with more emphasis on the materials side than on the energy side. Specifically, the Portfolio has significant exposure to the copper, aluminum, wood and paper products industries, as we believe the demand for these commodities will continue to support current prices. We are concerned about the sustainability of oil prices and have placed a greater emphasis on oil drilling companies. We believe these companies may benefit from the capital expenditures of large integrated oil companies on new drilling activities to replenish depleted reserves.

---

*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper Natural Resources Funds Index is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is complied by Lipper, Inc. Investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

FINANCIAL SERVICES PORTFOLIO

Advised by:
Harris Bretall Sullivan & Smith, L.L.C.
San Francisco, California

Objective: *The Portfolio seeks long-term growth of capital.*

Total Aggregate Return for the Period Ended February 29, 2004			
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Inception: 8/1/00 - 2/29/04*
Class A			
With Sales Charge†	7.36%	35.53%	4.94%
Without Sales Charge	13.88%	43.76%	6.69%
Class B			
With Sales Charge†	8.48%	37.91%	5.34%
Without Sales Charge	13.48%	42.91%	6.07%
Class C			
With Sales Charge†	12.48%	41.91%	6.07%
Without Sales Charge	13.48%	42.91%	6.07%
Lipper Financial Services Sector Index[1]	19.75%	46.36%	8.96%

PORTFOLIO ADVISOR COMMENTARY

The last twelve months have rewarded investors willing to take risk. In spite of an overcast global political environment, stocks have recovered strongly as fundamentals recovered and valuations expanded.

Credit quality is always important within the financial services sector and we have seen progressive improvement in credit quality from commercial to consumer lending. Low interest rates and lingering caution have allowed both of these constituencies to increase their liquidity in the form of savings and to refinance their balance sheets to benefit from lower interest rates. Although consumer borrowing has been a strong point, commercial borrowing has yet to recover in a meaningful way.

After three years of declining stock markets the last 12 months have been a welcome reprieve for investors and those financial institutions oriented to the capital markets. In spite of regulatory scrutiny asset management firms have seen dramatic improvements in fund flows. Investment banks have seen resurgence in initial public offerings and mergers and acquisitions have begun to pickup as CEO's have left corporate governance issues behind them and searched for ways to deploy excess capital. Finally, non equity businesses such as commodities, currency and fixed income trading have continued to prosper as investor scrutiny continues to focus on China, the trade deficit, the dollar and persistent low interest rates. While many things have changed on Wall Street, the seeds of a new cycle appear to be in place.

We believe that the Saratoga Financial Services Portfolio is poised to benefit from continued improvements in the equity capital markets and a recovery in credit quality. As the year progresses we believe that hiring will gather momentum and allay the markets current concerns about a jobless recovery. As this and greater then expected corporate profitability become evident the market should rebound from its deserved correction and interest rates should rise. The Saratoga Financial Services Portfolio is well positioned for this scenario.

---

*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper Financial Services Sector Index, is an equal-weighted performance index, adjusted for capital gain distributions and income dividends, of the largest qualifying funds with this investment objective, and is compiled by Lipper, Inc. Investors may not invest in the Index directly.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

INVESTMENT QUALITY BOND PORTFOLIO

Advised by:
Fox Asset Management LLC
Little Silver, New Jersey

Objective: The Portfolio seeks current income and reasonable stability of principal.

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	–2.71%	–3.19%	4.84%	4.65%
Without Sales Charge	2.17%	1.63%	5.17%	4.81%
Class C				
With Sales Charge†	1.10%	0.56%	5.17%	4.81%
Without Sales Charge	2.08%	1.53%	5.17%	4.81%
Lipper Short-Intermediate Investment Grade Debt Funds Index[1]	3.62%	3.94%	6.11%	4.65%

PORTFOLIO ADVISOR COMMENTARY

In the first couple of months in 2004, the fixed income markets reversed the week performance seen in the fourth quarter of last year. The ten-year U.S. Treasury appreciated in price since the beginning of the year, more than erasing its forth quarter 2003 drop. This turnaround occurred despite a robust story from the economic data, namely, continued strength in a variety of areas. What has propelled the fixed-income market higher has been the lack of hiring that usually accompanies the heightened level of economic activity.

While some labor market statistics indicate a tighter labor market (jobless claims being the most noteworthy with a four-week moving average at a low 336,000 in early March), the more closely followed payroll data continued to signal insufficient new hiring (non-farm payrolls tallied only 21,000 in February). As the Federal Reserve stated, ''Although job losses have slowed, new hiring has lagged.'' This lack of earnings for companies across many sectors), and the often exaggerated but nonetheless important outsourcing of jobs overseas.

On the other hand, there are other items that portend a rise in rates. Although the rate of growth has eased somewhat, many inflation statistics show ominous signs. Energy prices are reaching new highs almost on a daily basis, led by oil. Other commodities are also significantly higher: copper shows a year-over-year price increase of 90%; soybeans 70%, silver 50%, platinum, cotton 30%, and gold up nearly 20%.

We believe that our national debt levels and trade balance need to be funded. In fact, the ''twin deficits'' now amount to approximately 10% of Gross Domestic Product. It may be necessary at some point for rates to rise to continue to attract foreign investment.

The Saratoga Portfolio remains conservatively positioned to protect principal first. We maintain an overweight position in corporate credits, concentrated at the short end of the yield curve, and a position in Treasury Inflation Protected Securities.

---

*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper Short-Intermediate Investment Grade Debt Funds Index consists of the 30 largest mutual funds that invest at least 65% of their assets in investment grade debt issues (rated in the top four grades) with dollar-weighted average maturities of 1 to 5 years. Investors may not invest directly in the Index.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

MUNICIPAL BOND PORTFOLIO

Advised by:
OpCap Advisors
New York, New York

Objective: *The Portfolio seeks a high level of interest income that is excluded from federal income taxation to the extent consistent with prudent investment management and the preservation of capital.*

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	0.36%	−1.25%	3.22%	3.40%
Without Sales Charge	5.36%	3.75%	3.57%	3.57%
Class C				
With Sales Charge†	4.36%	2.45%	3.49%	3.49%
Without Sales Charge	5.36%	3.45%	3.49%	3.49%
Lipper General Municipal Debt Funds Index[1]	6.58%	6.41%	5.19%	5.13%

PORTFOLIO ADVISOR COMMENTARY

Bonds continued to perform well during the past six months, buoyed by a weak dollar and sluggish job data. Treasury markets benefited from the weak U.S. currency which has forced foreign central banks to buy dollars in order to stop appreciation of their own currency. The reinvestment of this money into the U.S. Treasury market helped support treasury prices. Bond prices also gained after the Federal Reserve stated that they would remain patient before raising rates in order to give the expected economic recovery a chance to gather momentum. Within the fixed-income market, municipal bonds have outperformed Treasuries during the last six months as investors realized the relative after-tax value of tax-exempt securities.

At the end of February, approximately 70% of the bonds in the Saratoga Municipal Bond Portfolio were rated AAA since we continued to invest in high quality insured municipal bonds. We mainly purchased municipals with maturities between 10 and 20 years which is still the steepest segment of the yield curve. The Portfolio has a 25.6% allocation in general obligation bonds based on our belief that this sector should perform well once the economy begins to improve. In addition, we continue to derive added yield from the housing (17.8%) and healthcare (12.2%) sectors.

Although we recognize the probability of rising interest rates once the economic recovery takes off, we don't think that higher rates are imminent. We believe that municipal bonds will continue to provide added value to investors.

---

*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper General Municipal Debt Funds Index consists of the 30 largest mutual funds that invest at least 65% of their assets in municipal debt issues in the top four credit ratings. Investors may not invest directly in the Index.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

INVESTMENT REVIEW

U.S. GOVERNMENT MONEY MARKET PORTFOLIO

Advised by:
Reich & Tang Asset Management, LLC
New York, NY

Objective: The U.S. Government Money Market Portfolio seeks to provide maximum current income to the extent consistent with the maintenance of liquidity and the preservation of capital.

7-Day Compound Yield	U.S. Government Money Market Portfolio (Class B, C)	90 Day T-Bills Average Discount Yield
2/29/04	0.03%	0.94%

Total Aggregate Return for the Period Ended February 29, 2004				
	Six Months: 9/1/03 - 2/29/04	One Year: 3/1/03 - 2/29/04	Five Year: 3/1/99 - 2/29/04*	Inception: 1/4/99 - 2/29/04*
Class B				
With Sales Charge†	–4.99%	–4.98%	1.60%	1.84%
Without Sales Charge	0.01%	0.02%	1.97%	2.02%
Class C				
With Sales Charge†	–0.99%	–0.98%	1.98%	2.03%
Without Sales Charge	0.01%	0.02%	1.98%	2.03%
Lipper U.S. Treasury Money Market Index[1]	0.21%	0.49%	2.87%	2.91%

PORTFOLIO ADVISOR COMMENTARY

The Portfolio was invested primarily in U.S. Government Agency notes as of February 29, 2004.

A new year has begun and we believe that the U.S. economy, along with the Federal Reserve (the ''Fed''), lies on the edge of a long awaited growth period. The Fed has left interest rates unchanged since June 2003 and has adopted a ''balanced'' bias in their view towards economic pressures. Although the Fed has continued to be very vocal about its intentions to leave short-term interest rates low for as long as they deem necessary, the short-term yield curve has priced in an increase of 25 basis points (.25%) in the Fed Funds rate over the next 12 months. We must remain cautious in our interpretation of the recent economic improvements, such as employment data and third quarter Gross Domestic Product (''GDP''). Therefore, we will look for opportunities as the yield curve improves, but we will not handcuff ourselves by overreacting to momentary waves without the Fed indicating a true change in its vision. Bottom line, we must remain cautious in accepting any prediction of a rapid acceleration in the economy (e.g., an increase in GDP and inflation), which the bond market has already begun to include in its pricing. Our general strategy is to buy in the short end of the yield curve to position for improvements in future yields, and then buy in the longer end of the curve when value emerges.

An investment in the U.S. Government Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the U.S. Government Money Market Portfolio seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Portfolio.

---

*   Annualized performance for periods greater than one year

†   The August 31, 2003 Annual Report did not include returns with sales charges deducted.

1.   The Lipper U.S. Treasury Money Market Funds Index consists of the 30 largest mutual funds that invest principally in U.S. Treasury obligations with dollar-weighted average maturities of less than 90 days. These funds intend to keep a constant net asset value. Investors may not invest directly in the Index. The inception date total return figure is calculated from 12/31/98 for Class B & C shares.

Past performance is not predictive of future performance. The returns shown do not reflect the deduction of taxes that a shareholder would pay on fund distributions or on the redemptions of the fund shares.

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February 29, 2004

SCHEDULE OF INVESTMENTS

LARGE CAPITALIZATION VALUE PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (99.20%):	
	Advertising Agencies (1.06%):	
8,700	Omnicom Group, Inc.	$ 711,660
	Automotive (0.98%):	
13,700	General Motors Corp.	659,244
	Banks (2.71%):	
55,100	Bank of New York Co., Inc.	1,818,300
	Chemicals (1.86%):	
27,700	E.I. Du Pont de Nemours and Co.	1,248,993
	Communications Equipment (1.28%):	
175,600	JDS Uniphase Corp.*	860,440
	Computers & Peripherals (2.89%):	
14,900	Dassault Systems S.A.	657,686
39,100	Dell Inc.*	1,276,615
		1,934,301
	Diversified Financials (20.81%):	
25,400	American Express Co.	1,356,868
37,900	Citigroup, Inc.	1,904,854
39,900	Fannie Mae	2,988,510
31,200	FleetBoston Financial Corp.	1,404,936
47,500	Freddie Mac	2,941,200
15,400	J.P. Morgan Chase & Co.	631,708
45,500	Morgan Stanley	2,719,080
		13,947,156
	Diversified Telecommunication Services (2.65%):	
71,000	AT&T Wireless Services Inc.*	964,180
37,200	Nokia Oyj, ADR	809,844
		1,774,024
	Electronics (1.62%):	
60,000	Flextronics International Ltd.*	1,086,000
	Energy — Equipment & Services (2.01%):	
61,300	Duke Energy Corp.	1,346,148
	Healthcare Providers & Services (4.49%):	
15,200	Quest Diagnostics Inc.	1,259,624
16,100	WellPoint Health Network, Inc.*	1,751,197
		3,010,821
	Hotels, Restaurants & Leisure (2.01%):	
30,400	Carnival Corp.	1,348,848
	Household/Personal Products (3.24%):	
14,700	Procter & Gamble Co.	1,506,897
19,000	Sherwin-Williams Co.	665,000
		2,171,897

February 29, 2004

SCHEDULE OF INVESTMENTS

LARGE CAPITALIZATION VALUE PORTFOLIO (Unaudited) (Continued)

Shares		Value
	Industrial Conglomerates (3.39%):	
21,425	General Electric Co.	$ 696,741
28,459	Textron Inc.	1,574,921
		2,271,662
	Insurance (7.66%):	
36,700	Aflac, Inc.	1,490,387
17,800	ChoicePoint Inc.*	670,348
21,200	The Hartford Financial Services Group, Inc.	1,388,600
106,900	Unumprovident Corp.	1,584,258
		5,133,593
	IT Consulting & Services (1.21%):	
42,300	Electronic Data Systems Corp.	810,045
	Machinery/Instruments (1.00%):	
11,900	Parker-Hannifin Corp.	668,423
	Manufacturing (1.55%):	
36,300	Tyco International Ltd. (New)	1,037,091
	Media (4.73%):	
26,000	Clear Channel Communications, Inc.*	1,119,040
118,460	Hughes Electronics Corp.*	2,054,096
		3,173,136
	Steels, Metals & Mining (4.12%):	
45,700	Inco, Ltd.*	1,698,212
16,900	Nucor Corp	1,063,010
		2,761,222
	Oil & Gas (8.63%):	
31,400	Exxon Mobil Corp.	1,324,138
49,400	CONOCOPHILLIPS	3,402,178
22,300	Nabors Industries, Ltd.*	1,055,905
		5,782,221
	Paper & Related Products (3.66%):	
55,400	International Paper Co.	2,452,004
	Pharmaceuticals (6.91%):	
40,000	Pfizer Inc.	1,466,000
58,000	Sanofi — Synthelabo SA, ADR	1,989,400
29,800	Wyeth	1,177,100
		4,632,500
	Retail (6.11%):	
90,000	Dollar General Corp.	1,970,100
121,900	Office Depot, Inc.*	2,124,717
		4,094,817
	Road & Rail (0.87%):	
9,200	Union Pacific Corp.	585,488
	Semiconductor Equipment & Products (0.26%):	
5,950	Intel Corp.	173,919

February 29, 2004

SCHEDULE OF INVESTMENTS

LARGE CAPITALIZATION VALUE PORTFOLIO (Unaudited) (Continued)

Shares/Principal($)			Value
	Waste Disposition (1.49%):		
35,000	Waste Management, Inc	$	997,500
	Total Common Stocks (Cost $57,045,501)		**66,491,453**
	Short-Term Investments (0.93%):		
624,000	SLMA Discount Note, to yield 0.93%, 3/1/04 (Cost $623,968)		**623,968**
	TOTAL INVESTMENTS (Cost $57,669,469)	100.13%	$ **67,115,421**
	Liabilities in excess of other liabilities	(0.13%)	(88,102)
	TOTAL NET ASSETS	**100.00%**	$ **67,027,319**

Percentages indicated are based upon total net assets of $67,027,319.

*   Non-income producing securities.

February 29, 2004

SCHEDULES OF INVESTMENTS

LARGE CAPITALIZATION GROWTH PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (99.18%):	
	Computer Hardware (2.95%):	
39,500	Dell Inc.*	$ 1,289,675
	Computer Software (11.85%):	
44,000	Activision, Inc.*	924,440
48,000	EMC Corp.*	687,360
126,000	Oracle Corp.*	1,622,880
65,000	Siebel Systems, Inc.*	848,900
36,000	Veritas Software Co.*	1,095,120
		5,178,700
	Cosmetics/Toiletries (1.99%):	
8,500	Procter & Gamble Co	871,335
	Electronics (2.78%):	
54,000	Vishay Intertechnology, Inc.*	1,215,540
	Financial Services (12.00%):	
19,500	Capital One Financial Corp	1,379,040
18,500	Citigroup, Inc	929,810
14,000	Goldman Sachs Group, Inc	1,482,180
22,000	MGIC Investment Corp	1,455,960
		5,246,990
	Hotels, Motels & Travel Services (3.04%):	
83,000	Hilton Hotels Corp	1,330,490
	Human Resources (2.98%):	
58,000	Robert Half International, Inc.*	1,303,260
	Insurance (2.71%):	
16,000	American International Group, Inc	1,184,000
	Integrated Circuits (1.19%):	
13,000	Linear Technology Corp	519,870
	Manufacturing (9.33%):	
70,000	General Electric Co	2,276,400
48,000	Tyco International Ltd	1,371,360
5,500	3M Corp	429,110
		4,076,870
	Medical Products & Services (4.24%):	
15,500	Amgen, Inc.*	984,715
18,500	Medtronic, Inc	867,650
		1,852,365
	Multimedia (6.11%):	
20,000	Clear Channel Communications, Inc	860,800
26,000	Univision Communications, Inc.*	926,380
23,000	Viacom, Inc. Class B	884,580
		2,671,760
	Networking Products (3.38%):	
64,000	Cisco Systems, Inc.*	1,478,400

February 29, 2004

SCHEDULES OF INVESTMENTS

LARGE CAPITALIZATION GROWTH PORTFOLIO (Unaudited) (Continued)

Shares			Value
	Pharmaceuticals (7.59%):		
7,500	Gilead Sciences, Inc.*		$ 406,575
20,000	Johnson & Johnson		1,078,200
50,000	Pfizer, Inc		1,832,500
			3,317,275
	Restaurants (3.04%):		
35,500	Starbuck's Corp.*		1,328,055
	Retail (11.51%):		
14,000	Bed Bath & Beyond, Inc.*		572,320
16,000	J.C. Penny Co., Inc		493,920
13,000	Kohls Corp.*		669,500
11,000	Nordstrom, Inc		430,540
23,000	Staples, Inc		603,060
23,000	Target Corp		1,011,080
21,000	Wal Mart Stores, Inc		1,250,760
			5,031,180
	Semiconductor (12.49%):		
60,000	Applied Materials, Inc.*		1,274,400
46,600	Fairchild Semiconductor International, Inc., Class A*		1,202,280
34,000	Intel Corp		993,820
25,000	Novellus Systems, Inc.*		803,750
114,000	Taiwan Semiconductor Manufacturing Co., Ltd.*		1,184,460
			5,458,710
	Total Common Stocks (Cost $39,514,163)		**43,354,475**
	Short-Term Investments (1.12%):		
490,260	BNY Hamilton Money Fund, Hamilton Shares, to yield 0.84%, 3/1/04 (Cost $490,260)		**490,260**
	TOTAL INVESTMENTS (Cost $40,004,423)	100.30%	**$ 43,844,735**
	Liabilities in excess of other assets	(0.30%)	(133,373)
	TOTAL NET ASSETS	**100.00%**	**$ 43,711,362**

Percentages indicated are based upon total net assets of $43,711,362.

* Non-income producing securities.

February 29, 2004

SCHEDULE OF INVESTMENTS

MID CAP PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (98.94%):	
	Agriculture — Fish & Ranch (2.37%):	
22,000	Bunge Ltd.	$ 859,100
	Auto Parts — Original Equipment (1.66%):	
6,700	BorgWarner, Inc.	604,340
	Banks (5.94%):	
7,560	Commerce Bankshares, Inc.	373,540
15,900	Compass Bancshares, Inc.	661,122
19,400	Greater Bay Bancorp.	534,664
10,100	Zions Bancorporation	588,527
		2,157,853
	Chemicals (3.78%):	
14,200	Air Products and Chemicals, Inc.	685,008
12,700	Engelhard Corp.	368,554
26,900	Hercules, Inc. *	320,110
		1,373,672
	Computer Services, Software & Systems (6.98%):	
31,400	Check Point Software Technologies Ltd.	722,828
15,000	Citrix Systems, Inc. *	317,700
13,500	Imation Corp.	476,550
31,800	Lexar Media, Inc. *	438,840
33,500	Seagate Technology *	579,550
		2,535,468
	Coal (1.41%)	
12,000	Peabody Energy Corp.	513,600
	Computer Technology (1.71%):	
8,700	Zebra Technologies Corp. — Class A *	621,876
	Consumer Products (0.75%):	
10,600	Newell Rubbermaid Inc.	271,254
	Drug & Grocery Store Chains (2.58%):	
25,000	CVS Corp.	937,500
	Drugs & Pharmaceuticals (3.62%):	
15,100	Charles River Laboratories	650,206
29,800	IVAX Corp. *	663,348
		1,313,554
	Electronic Equipment & Components (1.65%):	
11,300	Cooper Industries, Ltd.	597,883
	Electronics — Semiconductors/Components (8.08%):	
48,800	Flextronics International Ltd. *	883,280
19,700	Integrated Circuit Systems, Inc. * +	542,538
12,700	International Rectifier Corp. *	586,232
21,000	Intersil Corp., Class A *	495,390
15,200	OmniVision Technologies, Inc. *	429,400
		2,936,840

February 29, 2004

SCHEDULE OF INVESTMENTS

MID CAP PORTFOLIO (Unaudited) (Continued)

Shares		Value
	Financial Miscellaneous (5.21%):	
39,700	Ameritrade Holding Corp. *	$ 646,316
8,500	Chicago Mercantile Exchange +	792,625
6,900	MBIA, Inc.	453,951
		1,892,892
	Financial Data Processing Services (2.10%):	
19,800	Fiserv, Inc. *	764,478
	Forest Products (4.11%):	
17,600	Georgia-Pacific Corp. +	564,080
23,300	Lousiana-Pacific Corp.	576,209
11,300	Plum Creek Timber Co., Inc.	352,673
		1,492,962
	Health Care Services (3.35%):	
8,900	Anthem, Inc. * +	764,955
16,600	McKesson Corp.	453,346
		1,218,301
	Identification Control & Filter Devices (2.72%):	
16,200	Pall Corp.	423,954
11,600	Roper Industries, Inc. +	563,180
		987,134
	Insurance — Multi Line (5.50%):	
18,000	Lincoln National Corp.	835,740
9,400	PartnerRe Ltd.	519,256
16,900	Protective Life Corp.	642,876
		1,997,872
	Insurance — Property & Casualty (1.57%):	
12,700	ACE Ltd.	570,992
	Investment Management (1.74%):	
12,000	T. Rowe Price Group, Inc.	631,080
	Manufacturing (2.43%):	
7,600	Ingersoll-Rand Co., Class A	505,248
10,300	Nordson Corp.	375,641
		880,889
	Medical & Dental Instruments & Supplies (0.86%):	
8,000	Biomet, Inc.	311,840
	Metals & Mining (1.70%):	
3,600	Phelps Dodge Corp. *	310,536
7,200	Freeport-McMoran Copper & Gold, Inc., Class B	307,080
		617,616
	Multi-Sectors Companies (3.86%):	
12,400	Johnson Controls, Inc.	723,168
16,200	SPX Corp. *	680,400
		1,403,568

February 29, 2004

SCHEDULE OF INVESTMENTS

MID CAP PORTFOLIO (Unaudited) (Continued)

Shares			Value
	Oil — Crude Producers (1.26%):		
11,140	Apache Corp.		$ 458,634
	Oil — Integrated Domestic (0.98%):		
8,000	Occidental Petroleum Corp.		355,200
	Publishing — Newspapers (0.79%):		
6,400	Lee Enterprises, Inc.		288,576
	Radio & TV Broadcasters (1.70%):		
20,000	Westwood One, Inc.		618,000
	Real Estate Investment Trusts (REITs) (2.31%):		
14,600	Arden Realty, Inc.		461,360
14,700	Highwoods Properties, Inc.		378,819
			840,179
	Recreational Vehicles & Boats (2.16%):		
14,800	Harley-Davidson, Inc.		786,176
	Restaurants (3.51%):		
6,100	Brinker International, Inc. *		229,543
33,000	Ruby Tuesday, Inc.		1,045,440
			1,274,983
	Retail (5.02%):		
27,800	Limited, Inc.		549,050
10,200	Michaels Stores, Inc. *		490,008
45,000	Office Depot, Inc. *		784,350
			1,823,408
	Textiles Apparel Manufacturers (1.35%):		
13,100	Jones Apparel Group, Inc. *		488,630
	Truckers (0.74%):		
12,000	Heartland Express, Inc.		268,080
	Utilities — Electrical (2.10%):		
11,900	Cinergy Corp.		466,361
4,500	FPL Group, Inc. +		295,425
			761,786
	Utilities — Telecommunications (1.34%):		
9,400	ALLTEL Corp.		486,920
	Total Common Stocks (Cost $29,417,821)		**35,943,136**
	TOTAL INVESTMENTS (Cost $29,417,821)	98.94%	**$ 35,943,136**
	Other assets in excess of liabilities	1.06%	386,525
	TOTAL NET ASSETS	**100.00%**	**$ 36,329,661**

Percentage indicated are based on net assets of $36,329,661.

* Non-income producing securities.

\+ All or a portion of the security is on loan (See Note 7). The collateral for these securities loaned, held by the Trust's custodian, is detailed as follows:

Description	Value
Daiwa Securities America Inc., Repurchase Agreement, 1.08%, 3/1/04	$ 2,939,971

See accompanying notes to financial statements.

February 29, 2004

SCHEDULE OF INVESTMENTS

SMALL CAPITALIZATION PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (99.92%):	
	Automotive Equipment & Manufacturing (4.61%):	
9,200	Borg Warner, Inc.	$ 829,840
8,700	Superior Industries International, Inc.	297,540
		1,127,380
	Chemicals (4.19%):	
14,100	Georgia Gulf Corp.	383,661
39,500	RPM, Inc.	641,480
		1,025,141
	Collectibles (2.70%):	
26,000	RC2, Corp.*	661,180
	Construction (6.80%):	
25,000	Granite Construction, Inc.	606,250
20,000	Insituform Technologies, Inc., Class A*	315,000
18,000	Lafarge North America, Inc.	741,240
		1,662,490
	Containers & Packaging (3.03%):	
18,300	AptarGroup, Inc.	740,235
	Electrical Products (3.18%):	
25,000	Belden, Inc.	494,500
29,000	Cable Design Technologies Corp.*	282,750
		777,250
	Electronic Components (3.54%):	
17,500	Bel Fuse, Inc., Class B	645,575
12,000	Technitrol, Inc.*	220,320
		865,895
	Energy & Utilities (3.79%):	
7,000	NUI Corp.	119,770
22,500	Questar Corp.	806,625
		926,395
	Household Products (6.57%):	
26,000	Church & Dwight Co., Inc.	1,083,680
18,500	Libbey, Inc.	525,030
		1,608,710
	Insurance — Life & Health (4.66%):	
23,000	Protective Life Corp.	874,920
11,300	Scottish Re Group Ltd.	266,454
		1,141,374
	Manufacturing (9.80%):	
5,500	Clarcor, Inc.	237,325
43,000	JAKKS Pacific, Inc.*	623,070
22,700	Smith (A.O.) Corp.	705,970
16,100	Teleflex, Inc	830,277
		2,396,642

See accompanying notes to financial statements.

25

February 29, 2004

SCHEDULE OF INVESTMENTS

SMALL CAPITALIZATION PORTFOLIO (Unaudited) (Continued)

Shares		Value
	Medical Products (10.15%):	
17,300	CONMED, Inc.*	$ 499,105
10,100	Dentsply International, Inc.	442,481
16,400	Mentor Corp.	468,548
11,700	Owens & Minor, Inc.	289,809
19,200	PolyMedica Corp.	487,872
8,000	West Pharmaceutical Services, Inc.	295,040
		2,482,855
	Oil & Gas (11.41%):	
18,000	Newfield Exploration Co.*	843,840
18,500	Piedmont Natural Gas. Co., Inc.	772,375
16,600	Spinnaker Exploration Co.*	549,294
21,000	XTO Energy, Inc.	626,640
		2,792,149
	Pharmacy Services (1.41%):	
43,000	MIM Corp.*	344,860
	Real Estate Investment Trusts (1.04%):	
6,000	Mack-Cali Realty Corp.	255,360
	Restaurants (7.02%):	
13,000	Applebee's International, Inc.	531,830
20,400	CBRL Group, Inc.	774,792
8,500	Outback Steakhouse, Inc.	411,315
		1,717,937
	Retail (8.21%):	
25,000	BJ'S Wholesale Club, Inc.*	593,750
19,000	Claires Stores, Inc.	384,180
30,500	ShopKo Stores, Inc.*	465,735
20,000	Supervalu, Inc.	566,000
		2,009,665
	Semiconductor (2.46%):	
10,000	Actel Corp.*	247,000
7,700	International Rectifier Corp.*	355,432
		602,432
	Trucking (5.35%):	
29,500	Arkansas Best Corp.	807,710
15,900	Yellow Roadway Corp.*	502,281
		1,309,991
	Total Common Stocks (Cost $18,322,478)	**24,447,941**

TOTAL INVESTMENTS (Cost $18,322,478)		99.92%	$ **24,447,941**
Other assets in excess of liabilities		0.08%	19,829
TOTAL NET ASSETS		100.00%	$ **24,467,770**

Percentages indicated are based upon total net assets of $24,467,770.

*   Non-income producing securities.

See accompanying notes to financial statements.

February 29, 2004

SCHEDULE OF INVESTMENTS

INTERNATIONAL EQUITY PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (99.23%):	
	AUSTRALIA (2.83%):	
	Banking (2.83)%:	
3,000	National Australia Bank Ltd., ADR	$ 359,400
	BELGIUM (2.15%):	
	Retail — Food (2.15%):	
5,000	Delhaize Group, ADR	272,800
	CHINA/HONG KONG (6.78%):	
	Diversified Conglomerate (2.32%):	
7,000	Hutchison Whampoa Ltd., ADR	294,520
	Oil & Gas (2.06%):	
4,900	PetroChina Co. Ltd., ADR	261,464
	Real Estate (2.40%):	
60,000	Henderson Land Development Co., Ltd., ADR	305,250
	TOTAL CHINA/HONG KONG	861,234
	FRANCE (12.02%):	
	Advertising (1.92%):	
7,000	Publicis Groupe, ADR	243,810
	Computer Software (0.60%):	
2,500	Business Objects SA, ADR*	75,675
	Insurance (2.89%):	
15,900	AXA, ADR	367,290
	Medical Supplies (2.80%):	
10,056	L'Air Liquide SA, ADR	356,345
	Oil & Gas (3.81%):	
5,275	TotalFinaElf SA, ADR	485,247
	TOTAL FRANCE	1,528,367
	GERMANY (5.42%):	
	Diversified Manufacturing Operations (2.20%):	
3,605	Siemens AG, ADR	280,469
	Electric — Integrated (3.22%):	
6,000	E.ON AG, ADR	408,600
	TOTAL GERMANY	689,069
	NETHERLANDS (2.13%):	
	Insurance (2.13%):	
11,000	ING Groep NV, ADR	270,490
	JAPAN (19.35%):	
	Audio/Video Products (2.74%):	
8,510	Sony Corp., ADR	348,399
	Automobiles & Trucks (3.33%):	
19,100	Nissan Motor Corp., ADR	423,065
	Banking & Finance (3.36%):	
54,767	Mitsubishi Tokyo Financial Group, Inc., ADR	427,182
	Identification Systems/Development (1.78%):	
2,927	Secom Co., Ltd., ADR	226,102

See accompanying notes to financial statements.   27

February 29, 2004

SCHEDULE OF INVESTMENTS

INTERNATIONAL EQUITY PORTFOLIO (Unaudited) (Continued)

Shares		Value
	JAPAN (19.35%) (Continued):	
	Machinery (2.68%):	
15,000	Kubota Corp., ADR	$ 340,350
	Office Equipment (3.00%):	
7,749	Canon, Inc., ADR	380,863
	Telecommunications (2.46%):	
15,000	NTT DoCoMo, Inc., ADR	313,200
	TOTAL JAPAN	2,459,161
	SPAIN (3.66%):	
	Telecommunications (3.66%):	
9,441	Telefonica, ADR*	464,592
	SWEDEN (5.86%):	
	Automobiles & Trucks (4.94%):	
7,000	Autoliv, Inc., ADR	310,660
10,000	Volvo AB, ADR	317,400
		628,060
	Telecommunications (0.92%):	
4,000	Telefonaktiebolaget LM Ericsson, ADR*	116,080
	TOTAL SWEDEN	744,140
	SWITZERLAND (6.38%):	
	Pharmaceuticals (3.18%):	
9,130	Novartis AG, ADR	403,090
	Financial Services (3.20%):	
5,500	UBS AG, ADR	407,055
	TOTAL SWITZERLAND	810,145
	TAIWAN (2.01%):	
	Electronics (2.01%):	
49,116	United MicroElectronics Corp., ADR*	255,894
	UNITED KINGDOM (30.64%):	
	Airlines (2.33%):	
5,000	British Airways PLC, ADR*	295,500
	Banking (9.94%):	
7,400	Bank of Ireland, ADR	394,716
14,400	Barclays PLC, ADR	530,640
4,130	HSBC Holdings PLC, ADR	337,628
		1,262,984
	Beverages (2.34%):	
5,260	Diageo PLC, ADR	297,979
	Insurance (1.94%):	
25,000	Royal & Sun Alliance Insurance Group PLC, ADR	246,750

See accompanying notes to financial statements.

February 29, 2004

SCHEDULE OF INVESTMENTS

INTERNATIONAL EQUITY PORTFOLIO (Unaudited) (Continued)

Shares			Value
	UNITED KINGDOM (30.64%) (Continued):		
	Medical Products (2.37%):		
6,000	Smith & Nephew PLC, ADR		$ 301,500
	Oil & Gas (3.41%):		
8,805	BP PLC, ADR		433,206
	Pharmaceuticals (2.39%):		
7,138	Glaxosmithkline PLC, ADR		304,222
	Telecommunications (3.52%):		
25,000	Spirent PLC, ADR *		164,250
11,340	Vodafone Group PLC, ADR		283,160
			447,410
	Tobacco (2.40%):		
7,000	Imperial Tobacco Group PLC, ADR		305,550
	TOTAL UNITED KINGDOM		3,895,101
	Total Common Stocks (Cost $10,614,979)		**12,610,393**
	TOTAL INVESTMENTS (Cost $10,614,979)	99.23%	**$ 12,610,393**
	Other assets in excess of liabilities	0.77%	97,615
	TOTAL NET ASSETS	**100.00%**	**$ 12,708,008**

Percentages indicated are based upon total net assets of $12,708,008.

* Non-income producing securities.

ADR — American Depositary Receipt

February 29, 2004

SCHEDULE OF INVESTMENTS

HEALTH & BIOTECHNOLOGY PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (93.55%):	
	Biotechnology (9.35%):	
27,923	Amgen, Inc.*	$ 1,773,948
63,491	Biomarin Pharmaceutical — Warrants*++	—
70,310	Celltech Group PLC, ADR*	528,449
25,300	Cephalon, Inc.*	1,501,049
59,154	CSL Ltd.	912,806
37,400	Genzyme Corp.*	1,899,172
		6,615,424
	Diversified Financials (2.99%):	
18,400	SPDR Trust Series 1+	2,117,656
	Healthcare - Equipment & Supplies (10.94%):	
27,500	Anthem, Inc.*+	2,363,625
29,400	Cardinal Health, Inc.	1,917,762
12,162	Medtronic, Inc.	570,398
46,600	UnitedHealth Group, Inc.	2,889,200
		7,740,985
	Medical Facilities (1.73%):	
15,500	HCA Inc.	659,060
6,800	Quest Diagnostics, Inc.	563,516
		1,222,576
	Pharmaceuticals (68.54%):	
19,400	Abbott Laboratories	830,320
26,500	Allergan, Inc.	2,319,810
81,415	AstraZeneca PLC, ADR	3,855,817
40,148	Aventis SA	3,072,848
85,300	Bristol-Myers Squibb Co.	2,373,046
10,897	DOV Pharmaceuticals Inc. — Warrants*++	35,851
13,500	Eli Lilly & Co.	998,190
12,100	Gilead Sciences, Inc.*	655,941
144,735	GlaxoSmithkline PLC, ADR	3,010,998
123,800	Johnson & Johnson	6,674,058
32,200	Merck & Co., Inc.	1,548,176
60,250	Mylan Laboratories Inc.	1,415,875
68,655	Novartis AG	3,024,485
201,800	Pfizer, Inc.	7,395,970
42,141	Roche Holding AG	4,346,656
10,498	Sanofi-Synthelabo SA, ADR	717,407
65,500	Takeda Chemical Industries, Ltd.	2,697,694
89,200	Wyeth	3,523,400
		48,496,542
	Total Common Stocks (Cost $55,255,244)	**66,193,183**

February 29, 2004

SCHEDULE OF INVESTMENTS

HEALTH & BIOTECHNOLOGY PORTFOLIO (Unaudited) (Continued)

Shares		Value
	Preferred Stocks (4.99%):	
	Biotechnology (4.99%):	
318,182	Aderis Pharmaceuticals Series D*++	$ 3,500,002
401,335	Mitokor Series F*++	—
3,333,333	Vitagen, Inc. Series C*++	33,333
		3,533,335
	Total Preferred Stocks (Cost $10,510,014)	**3,533,335**
	TOTAL INVESTMENTS (Cost $65,765,258) 98.54%	**$ 69,726,518**
	Other assets in excess of liabilities 1.46%	1,030,391
	TOTAL NET ASSETS **100.00%**	**$ 70,756,909**

Percentages indicated are based on net assets of $70,756,909.

*   Non-income producing securities.

+   All or a portion of the security is on loan (See Note 7). The collateral for these securities loaned, held by the Trust's custodian, is detailed as follows:

Description	Value
Daiwa Securities America Inc., Repurchase Agreement, 1.08%, 3/1/04	$ 4,049,669
Ford Crdt Floorplan Mstr Owner Trst, Asset Backed, 1.23%, 3/15/04	500,537
	$ 4,550,206

++   Restricted security (See Note 5).

ADR — American Depositary Receipt

February 29, 2004

SCHEDULE OF INVESTMENTS

TECHNOLOGY & COMMUNICATIONS PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (99.25%):	
	Consumer Discretionary (3.61%):	
49,500	Flextronics International Ltd.*	$ 895,950
17,000	XM Satellite Radio Holdings Inc.*	416,160
		1,312,110
	Information Technology (91.78%):	
17,000	Adobe Systems, Inc	633,080
16,000	ADTRAN, Inc	520,960
39,000	Akamai Technologies, Inc.*	585,000
15,000	Analog Devices, Inc	748,500
24,000	Andrew Corp.*+	427,680
73,500	Applied Materials, Inc.*	1,561,140
45,500	ASM Lithography Holding N.V. (New York Registered Shares)*	830,830
33,000	Broadcom Corp., Class A *	1,339,140
77,500	Cisco Systems, Inc.*	1,790,250
35,500	Dell Inc.*	1,159,075
68,500	E.piphany, Inc.*	476,075
95,000	EMC Corp.*	1,360,400
22,500	F5 Networks, Inc.*	744,525
25,000	Foundry Networks, Inc.*	590,000
26,500	Hewlett-Packard Co	601,815
58,000	Intel Corp	1,695,340
17,000	Marvell Technology Group Ltd	774,010
55,500	Mindspeed Technologies Inc.*	492,840
25,000	Mercury Interactive Corp.*+	1,213,500
52,500	Microsoft Corp	1,391,250
54,000	Motorola, Inc	996,300
16,000	NetScreen Technologies, Inc.*	567,200
38,000	Network Appliance, Inc.*	823,080
67,500	Nokia oyj — ADR	1,469,475
39,000	Openwave Systems Inc.*	591,240
113,000	Oracle Corp.*	1,455,440
33,500	PeopleSoft, Inc.*	722,930
16,000	QUALCOMM, Inc.	1,015,200
30,500	Red Hat Inc.*	551,440
53,000	Siebel Systems, Inc.*	692,180
23,000	Sigmatel Inc.*	572,930
27,000	Texas Instruments, Inc.	827,550
27,000	Transaction Systems Architects, Inc.*	485,730
45,500	VERITAS Software Corp.*	1,384,110
22,500	Xilinx, Inc.*	945,900
30,500	Yahoo!, Inc.*	1,354,200
		33,390,315

February 29, 2004

SCHEDULE OF INVESTMENTS

TECHNOLOGY & COMMUNICATIONS PORTFOLIO (Unaudited) (Continued)

Shares			Value
	Telecommunication Services (3.86%):		
22,000	Comverse Technology, Inc.*	$	433,840
37,500	Juniper Networks, Inc.+		970,125
125,000	U.S. Wireless Data, Inc., warrants, expire 3/17/07 ++		—
			1,403,965
	Total Common Stocks (Cost $25,141,089)		**36,106,390**
	TOTAL INVESTMENTS (Cost $25,141,089)	99.25%	**$ 36,106,390**
	Other assets in excess of liabilities	0.75%	272,798
	TOTAL NET ASSETS	**100.00%**	**$ 36,379,188**

Percentages indicated are based on net assets of $36,379,188.

*   Non-income producing securities.

+   All or a portion of the security is on loan (See Note 7). The collateral for these securities loaned, held by the Trust's custodian, is detailed as follows:

Description		Value
Daiwa Securities America Inc., Repurchase Agreement, 1.08%, 3/1/04	$	2,274,719

++   Restricted security (See Note 5).

ADR — American Depositary Receipt

February 29, 2004

SCHEDULES OF INVESTMENTS

ENERGY & BASIC MATERIALS PORTFOLIO (Unaudited)

Shares		Value
	Common Stocks (98.39%):	
	Agriculture — Fish & Ranch (5.07%):	
7,900	Bunge Ltd.	$ 308,495
	Chemicals (19.70%):	
4,600	Air Products and Chemicals, Inc.	221,904
5,000	Dow Chemical Co.	217,350
4,900	E.I. du Pont de Nemours and Co.	220,941
6,600	Georgia Gulf Corp.	179,586
15,000	Hercules, Inc.*	178,500
5,000	Praxair, Inc.	181,600
		1,199,881
	Coal (3.51%):	
5,000	Peabody Energy Corp.	214,000
	Containers & Packaging — Paper & Plastics (5.54%):	
5,000	Pactiv Corp.*	107,450
12,400	Smurfit-Stone Container Corp.	230,144
		337,594
	Machinery — Oil Well Equipment & Services (6.22%):	
5,000	Nabors Industries Ltd.	236,750
3,500	Noble Corp.*	142,100
		378,850
	Metals & Mining (15.87%):	
4,000	Alcan, Inc.	190,520
5,000	Alcoa, Inc.	187,350
4,500	Freeport-McMoran Copper & Gold, Inc., Class B	191,925
5,000	Joy Global Inc.	137,950
3,000	Phleps Dodge Corp.*	258,780
		966,525
	Oil — Crude Producers (10.09%):	
3,800	Apache Corp.	156,446
3,000	Burlington Resources, Inc.	175,620
2,500	Devon Energy Corp.	141,950
3,000	Newfield Exploration Co.*	140,640
		614,656
	Oil — Integrated Domestic (7.35%):	
15,000	El Paso Corp.	111,600
5,000	Occidental Petroleum Corp.	222,000
12,000	The Williams Cos, Inc.	113,640
		447,240
	Oil — Integrated International (11.53%):	
5,500	Exxon Mobil Corp.	231,935
7,500	Rowan Cos., Inc.	176,250
5,850	Yukos — ADR+	294,138
		702,323

February 29, 2004

SCHEDULES OF INVESTMENTS

ENERGY & BASIC MATERIALS PORTFOLIO (Unaudited) (Continued)

Shares		Value	
	Paper (9.77%):		
6,000	Georgia-Pacific Corp. +	$	192,300
4,900	International Paper Co.		216,874
15,000	Lousiana-Pacific Corp.*		185,475
			594,649
	Real Estate Investment Trusts (REITs)(3.74%):		
7,300	Plum Creek Timber Co., Inc.		227,833
	Total Common Stocks (Cost $4,851,514)		**5,992,046**
	TOTAL INVESTMENTS (Cost $4,851,514)	98.39% $	**5,992,046**
	Other assets in excess of liabilities	1.61%	98,257
	TOTAL NET ASSETS	100.00% $	**6,090,303**

Percentages indicated are based on net assets of $6,090,303.

*   Non-income producing securities.

+   All or a portion of the security is on loan (See Note 7). The collateral for these securities loaned, held by the Trust's custodian, is detailed as follows:

Description	Value	
Daiwa Securities America Inc., Repurchase Agreement, 1.08%, 3/1/04	$	502,265

ADR — American Depositary Receipt

February 29, 2004

SCHEDULE OF INVESTMENTS

FINANCIAL SERVICES PORTFOLIO (Unaudited)

Shares			Value
	Common Stocks (98.77%):		
	Banks (10.90%):		
2,500	Bank of America Corp.		$ 204,800
4,600	Washington Mutual, Inc.		206,724
1,600	Wells Fargo & Co.		91,760
			503,284
	Consumer Cyclicals (5.45%):		
4,880	Kohl's Corp.*		251,320
	Diversified Financials (45.77%):		
4,350	Capital One Financial Corp.		307,632
6,133	Citigroup, Inc		308,245
2,650	Fannie Mae		198,485
2,650	Freddie Mac		164,088
2,600	Goldman Sachs Group, Inc.		275,262
3,000	Lehman Brothers Holdings, Inc.		260,130
5,250	MBNA Corp.		143,482
6,100	Mellon Financial Corp.		197,518
650	Merrill Lynch & Co., Inc.		39,787
3,650	Morgan Stanley		218,124
			2,112,753
	Diversified Manufacturing (6.21%):		
3,800	General Electric Co.		123,576
5,700	Tyco International Ltd. (New)		162,849
			286,425
	Insurance (28.46%):		
4,800	AFLAC, Inc.		194,928
3,850	American International Group, Inc.		284,900
4,350	Marsh & McLennan Cos., Inc.		208,756
3,900	MGIC Investment Corp.		258,102
4,700	The PMI Group, Inc.		186,120
5,000	Principal Financial Group, Inc.		181,000
			1,313,806
	Pharmaceuticals (1.98%):		
2,500	Pfizer Inc.		91,625
	Total Common Stocks (Cost $3,901,054)		**4,559,213**
	Short-Term Investments (0.73%):		
33,672	BNY Hamilton Money Fund, Hamilton Shares, to yield 0.84%, 3/1/04 (Cost $33,672)		**33,672**
	TOTAL INVESTMENTS (Cost $3,934,726)	99.50%	**$ 4,592,885**
	Other assets in excess of liabilities	0.50%	23,074
	TOTAL NET ASSETS	**100.00%**	**$ 4,615,959**

Percentages indicated are based on net assets of $4,615,959.

* Non-income producing securities.

See accompanying notes to financial statements.

February 29, 2004

SCHEDULE OF INVESTMENTS

INVESTMENT QUALITY BOND PORTFOLIO (Unaudited)

Principal		Value
	U.S. Government and Agencies (41.33%):	
	Federal Home Loan Bank (3.81%):	
$ 800,000	5.15%, 10/15/08	$ 820,871
	Federal Home Loan Mortgage Corporation (2.02%):	
400,000	5.125%, 10/15/08	434,224
	Federal National Mortgage Association (2.60%):	
500,000	6.00%, 5/15/08	560,002
	Freddie Mac (7.02%):	
200,000	4.00%, 10/29/07	203,231
1,300,000	5.75%, 4/29/09	1,308,891
		1,512,122
	U.S. Treasury Notes (8.11%):	
1,600,000	5.00%, 8/15/11	1,746,437
	U.S. Treasury Inflation Protection Securities (17.77%):	
640,669	3.00%, 7/15/12	722,655
3,010,500	1.875%, 7/15/13	3,103,874
		3,826,529
	Total U.S. Government and Agencies (Cost $8,339,554)	**8,900,185**
	Corporate Notes and Bonds (55.80%):	
	Amusement (2.35%):	
500,000	Walt Disney Co., 4.875%, 7/2/04	505,988
	Building & Construction Products — Miscellaneous (4.68%)	
1,000,000	Masco Corp., 6.00%, 5/3/04	1,007,189
	Chemicals (7.14%):	
1,500,000	ICI Wilmington, Inc., 6.95%, 9/15/04	1,538,056
	Electric Utilities (16.04%):	
1,000,000	Detroit Edison Co., 7.50%, 2/1/05	1,054,798
900,000	Eastern Energy Ltd., 6.75%, 12/1/06	998,889
800,000	Niagra Mohawk Power, 8.00%, 6/1/04	812,818
550,000	South Carolina Electric & Gas Co., 7.50%, 6/15/05	589,898
		3,456,403
	Electronic Components & Semiconductors (2.33%):	
500,000	Metropolitan Edison, 6.40%, 2/9/06	501,274
	Financial Services (7.43%):	
1,000,000	Associates Corp. of North America, 6.625%, 6/15/05	1,061,500
36,765	Guaranteed Export Trust, 6.28%, 6/15/04	37,341
500,000	Heller Financial, Inc., 6.00%, 3/19/04	501,082
		1,599,923
	Food (3.70%):	
700,000	Conagra Foods, Inc., 7.40%, 9/15/04	720,562
75,000	Tyson Foods, Inc., 6.625%, 10/1/04	76,669
		797,231
	Metal Products (1.25%):	
250,000	Alcoa, Inc., 7.25%, 8/1/05	269,604

See accompanying notes to financial statements.

37

February 29, 2004

SCHEDULE OF INVESTMENTS

INVESTMENT QUALITY BOND PORTFOLIO (Unaudited) (Continued)

Principal		Value
	Oil Production (0.77%):	
$ 150,000	Union Pacific Resources Group, 7.00%, 10/15/06	$ 166,854
	Telecommunications (10.11%):	
500,000	Ameritech Capital Funding, 6.30%, 10/15/04	514,479
500,000	Chesapeake & Potomac Telephone West Virginia, 7.00%, 8/15/04	512,383
700,000	GTE Southwest Inc., 6.23%, 1/1/07	766,845
375,000	Pacific Bell, 7.00%, 7/15/04	382,949
		2,176,656
	Total Corporate Notes and Bonds (Cost $11,722,760)	**12,019,178**
	TOTAL INVESTMENTS (Cost $20,062,314) 97.13%	**$ 20,919,363**
	Other assets in excess of liabilities 2.87%	617,049
	TOTAL NET ASSETS 100.00%	**$ 21,536,412**

Percentages indicated are based upon total net assets of $21,536,412.

February 29, 2004

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND PORTFOLIO (Unaudited)

Principal		Value
	Municipal Bonds (95.68%):	
	ARIZONA (3.36%):	
	Water/Sewer (3.36%):	
$ 200,000	Sedona, Wastewater Municipal Property, Corporate Excise Tax Revenue, 4.75%, 7/1/27, MBIA	$ 202,754
	CALIFORNIA (7.37%):	
	Housing (2.79%):	
160,000	State Housing Financing Agency, Revenue, Single Family Mortgage Purchase Amount, Series A, Class I, 5.30%, 8/1/18, FHA	168,249
	Public Facilities (4.58%):	
250,000	State Public Works Board Lease Revenue, State University Projects, Series A, 5.375%, 10/1/17, AMBAC	276,458
	TOTAL CALIFORNIA	444,707
	COLORADO (7.36%):	
	Public Facilities (7.36%):	
250,000	Denver, CO City & County Excise Tax Revenue, Convention Center Project, 5.50%, 9/1/17, FSA	283,840
150,000	Denver, CO Colorado Convention Center Project, Hotel Authority Revenue, Series A, 5.00%, 12/1/21, XLCA	160,636
	TOTAL COLORADO	444,476
	DISTRICT OF COLUMBIA (4.16%):	
	Public Facilities (4.16%):	
250,000	Washington, Convention Center Authority, Dedicated Tax Revenue, 4.75%, 10/1/28, AMBAC	251,157
	FLORIDA (0.59%):	
	Education (0.59%):	
35,000	Dade County School Board Certification Participation, Series A, 5.75%,5/1/12, MBIA	35,649
	KANSAS (2.53%):	
	Public Facilities (2.53%):	
150,000	Sedgwick County, Public Building Commission Revenue, 4.25%,8/1/19	152,655
	MARYLAND (5.40%):	
	Water/Sewer (5.40%):	
300,000	State Energy Financing Administration, Solid Waste Disposal, LO Revenue, 6.30%, 12/1/10	325,761
	MASSACHUSETTS (2.85%):	
	General Obligation (2.85%):	
150,000	State Refunding Bonds, Series A, 5.25%,8/1/17	171,854
	NEBRASKA (0.78%):	
	Power/Utility (0.78%):	
40,000	Omaha Public Power District, Electric Revenue, Series C, 5.50%,2/1/14	47,026
	NEW HAMPSHIRE (4.54%):	
	Health/Hospital (4.54%):	
250,000	State Health & Education Facilities Authority Revenue, Dartmouth-Hitchcock Obligation Group, 5.50%, 8/1/27, FSA	274,180

February 29, 2004

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND PORTFOLIO (Unaudited) (Continued)

Principal		Value
	NORTH CAROLINA (4.34%):	
	General Obligation (4.34%):	
$ 250,000	Mecklenburg County, Series B, 4.50%, 2/1/18	$ 261,875
	NORTH DAKOTA (4.15%):	
	Housing (4.15%):	
237,000	State Housing Financing Agency Revenue, Series C, 5.50%, 7/1/18	250,609
	OHIO (5.25%):	
	Education (4.32%):	
250,000	Jonathan Alder, Local School District, 4.40%, 12/1/17, MBIA	261,038
	Health/Hospital (0.93%):	
50,000	Lorain County, Hospital Revenue, Regional Medical Center, 7.75%, 11/1/13, AMBAC	56,063
	TOTAL OHIO	317,101
	PENNSYLVANIA (4.35%):	
	General Obligation (4.35%):	
250,000	Philadelphia, 4.90%, 9/15/20, FSA	262,662
	PUERTO RICO (3.53%):	
	Public Facilities (3.53%):	
200,000	Puerto Rico Highway & Trans. Authority Revenue, Series B, 6.00%,7/1/26	213,166
	SOUTH CAROLINA (4.15%):	
	Power/Utility (4.15%):	
250,000	Piedmont Municipal Power Agency Electric, Series A, 5.00%, 1/1/18, FGIC	250,693
	TEXAS (8.31%):	
	Education (4.66%):	
250,000	State University, System Revenue, 5.375%, 3/15/17, FSA	281,420
	Housing (3.65%):	
200,000	State Veterans Housing Assistance, GO, Series B, 5.75%, 12/1/13, FHA	220,138
	TOTAL TEXAS	501,558
	UTAH (2.84%):	
	Revenue (2.84%):	
150,000	State Board Regent Revenue, 5.25%, 12/1/14, AMBAC	171,478
	VIRGINIA (5.40%):	
	Housing (5.40%):	
300,000	State Housing Development Authority, Revenue, Commonwealth Mortgage, Series B, 5.40%, 1/1/15	326,292
	WISCONSIN (14.42%):	
	General Obligation (6.02%):	
350,000	Milwaukee, Series Y, 4.625%, 9/1/19, FSA	363,342
	Health/Hospital (5.37%):	
300,000	State Health & Educational Facilities Authority, Revenue, Waukesha Memorial Hospital, Series A, 5.25%, 8/15/19, AMBAC	324,177

See accompanying notes to financial statements.

February 29, 2004

SCHEDULE OF INVESTMENTS

MUNICIPAL BOND PORTFOLIO (Unaudited) (Continued)

Principal			Value
	WISCONSIN (14.42%): (Continued)		
	Revenue (3.03%):		
$ 175,000	State Transportation Revenue, Series A, 4.60%, 7/1/18, MBIA	$	183,138
	TOTAL WISCONSIN		870,657
	Total Municipal Bonds (Cost $5,445,476)		**5,776,310**
	TOTAL INVESTMENTS (Cost $5,445,476)	95.68% $	**5,776,310**
	Other assets in excess of liabilities	4.32%	260,791
	TOTAL NET ASSETS	**100.00%** $	**6,037,101**

Percentages indicated are based upon total net assets of $6,037,101.
Abbreviations used in this Portfolio:

AMBAC	Insured by AMBAC Indemnity Corporation
FGIC	Insured by Financial Guaranty Insurance Corporation
FHA	Federal Housing Administration
FSA	Insured by Federal Security Assurance
GNMA	Insured by Government National Mortgage Association
GO	General Obligation
LO	Limited Obligation
LOC	Letter of Credit
MBIA	Insured by Municipal Bond Insurance Association
XLCA	Insured by XL Capital Assurance

February 29, 2004

SCHEDULE OF INVESTMENTS

U.S. GOVERNMENT MONEY MARKET PORTFOLIO (Unaudited)

Principal		Value
	U.S. Government Agencies (75.41%):	
	Federal Home Loan Bank, Discount Notes (20.62%):	
$ 3,000,000	To yield 0.96%, 3/24/04	$ 2,998,160
2,000,000	To yield 0.99%, 4/14/04	1,997,580
		4,995,740
	Federal Home Loan Mortgage Corp. (24.70%):	
1,000,000	1.52%, 11/19/04	1,000,000
2,375,000	Discount Notes, to yield 1.00%, 3/4/04	2,374,802
795,000	Discount Notes, to yield 1.08%, 4/5/04	794,165
1,000,000	Discount Notes, to yield 1.01%, 4/13/04	998,794
820,000	Discount Notes, to yield 1.12%, 5/20/04	817,959
		5,985,720
	Federal National Mortgage Association, Discount Notes (30.09%):	
2,000,000	To yield 1.00%, 3/10/04	1,999,500
2,500,000	To yield 1.00%, 4/7/04	2,497,400
2,800,000	To yield 1.00%, 4/28/04	2,795,489
		7,292,389
	Total U.S. Government Agencies (Cost $18,273,849)	**18,273,849**
	Repurchase Agreement (24.41%):	
5,915,000	Bank of America, 1.02%, due 3/1/04 with a maturity value of $5,915,503, (Fully collateralized by U.S. Government Agencies and Obligations) (Cost $5,915,000)	**5,915,000**

	TOTAL INVESTMENTS (Cost $24,188,849)	99.82%	$ **24,188,849**
	Other assets in excess of liabilities	0.18%	43,211
	TOTAL NET ASSETS	**100.00%**	$ **24,232,060**

Percentages indicated are based upon total net assets of $24,232,060.

February 29, 2004 (Unaudited)

STATEMENTS OF ASSETS AND LIABILITIES

	Large Capitalization Value Portfolio	Large Capitalization Growth Portfolio	Mid Cap Portfolio	Small Capitalization Portfolio	International Equity Portfolio	Health & Biotechnology Portfolio
Assets:						
Investments, at cost	$57,669,469	$40,004,423	$29,417,821	$18,322,478	$10,614,979	$ 65,765,258
Investments, at value	$66,491,453	$43,354,475	$35,943,136	$24,447,941	$12,610,393	$ 69,726,518
Short term investments, at cost	623,968	490,260	—	—	—	—
Cash	449	—	210,824	35,417	56,710	442,478
Foreign currency, at value (Cost — $714,282)	—	—	—	—	—	707,666
Collateral-securities loaned	—	—	2,940,537	—	—	4,551,862
Receivable for securities sold	1,500,270	—	331,618	—	—	167,212
Interest and dividends receivable	128,732	35,811	33,498	23,912	33,844	209,438
Receivable for fund shares sold	—	517,059	—	—	—	—
Receivable for open forward foreign currency contracts	—	—	—	—	—	108,022
Prepaid expenses and other assets	17,067	15,853	20,049	17,635	39,221	24,144
Total Assets	**68,761,939**	**44,413,458**	**39,479,662**	**24,524,905**	**12,740,168**	**75,937,340**
Liabilities:						
Securities lending collateral	—	—	2,940,537	—	—	4,551,862
Payable for securities purchased	1,684,441	631,712	155,392	—	—	313,950
Payable for fund shares redeemed	—	34	21	—	—	—
Payable for distribution fees	2,331	3,886	11,996	950	583	35,039
Payable to manager	22,711	22,018	21,234	12,166	6,849	67,123
Payable for open forward foreign currency contracts	—	—	—	—	—	165,612
Accrued expenses and other liabilities	25,137	44,446	20,821	44,019	24,728	46,845
Total Liabilities	**1,734,620**	**702,096**	**3,150,001**	**57,135**	**32,160**	**5,180,431**
Net Assets	**$67,027,319**	**$43,711,362**	**$36,329,661**	**$24,467,770**	**$12,708,008**	**$ 70,756,909**
Net Assets:						
Par value of shares of beneficial interest	$ 39,536	$ 33,001	$ 30,508	$ 19,323	$ 13,826	$ 56,296
Paid in capital	74,545,551	61,212,104	32,609,527	19,113,432	19,961,719	195,313,009
Undistributed net investment income (loss)	59,234	(196,212)	(163,471)	(53,508)	(43,835)	(584,602)
Accumulated net realized gain (loss) on investments	(17,062,954)	(21,177,843)	(2,672,218)	(736,940)	(9,219,116)	(127,924,756)
Net unrealized appreciation (depreciation) on investments	9,445,952	3,840,312	6,525,315	6,125,463	1,995,414	3,896,962
Net Assets	**$67,027,319**	**$43,711,362**	**$36,329,661**	**$24,467,770**	**$12,708,008**	**$ 70,756,909**
Net Asset Value Per Share						
Class I						
Net Assets	$61,214,526	$41,470,567	$ 3,948,642	$23,157,890	$11,989,507	$ 568,259
Shares of beneficial interest outstanding	3,596,253	3,122,645	329,927	1,823,155	1,300,754	44,372
Net asset value/offering price (a)	$ 17.02	$ 13.28	$ 11.97	$ 12.70	$ 9.22	$ 12.81
Class A						
Net Assets	$ —	$ —	$27,659,805	$ —	$ —	$ 24,102,609
Shares of beneficial interest outstanding	—	—	2,320,485	—	—	1,881,680
Net asset value (a)	$ —	$ —	$ 11.92	$ —	$ —	$ 12.81
Offering price per share (maximum sales charge of 5.75%)	$ —	$ —	$ 12.65	$ —	$ —	$ 13.59
Class B						
Net Assets	$ 2,845,528	$ 292,307	$ 3,880,602	$ 276,400	$ 57,455	$ 34,512,793
Shares of beneficial interest outstanding	174,927	23,201	329,031	23,082	6,526	2,773,959
Net asset value/offering price (b)	$ 16.27	$ 12.60	$ 11.79	$ 11.97	$ 8.80	$ 12.44
Class C						
Net Assets	$ 2,967,265	$ 1,948,488	$ 840,612	$ 1,033,480	$ 661,046	$ 11,573,248
Shares of beneficial interest outstanding	182,435	154,293	71,331	86,092	75,293	929,624
Net asset value/offering price (b)	$ 16.26	$ 12.63	$ 11.78	$ 12.00	$ 8.78	$ 12.45

(a) Redemption price per share.

(b) Redemption price per Class B and C share varies based on length of time shares are held.

See accompanying notes to financial statements.

43

February 29, 2004 (Unaudited) (Continued)

STATEMENTS OF ASSETS AND LIABILITIES

	Technology & Communications Portfolio	Energy & Basic Materials Portfolio	Financial Services Portfolio	Investment Quality Bond Portfolio	Municipal Bond Portfolio	U.S. Government Money Market Portfolio
Assets:						
Investments, at cost	$ 25,141,089	$4,851,514	$3,934,726	$20,062,314	$5,445,476	$24,188,849
Investments, at value	$ 36,106,390	$5,992,046	$4,559,213	$20,919,363	$5,776,310	$ —
Short term investments, at cost	—	—	33,672	—	—	24,188,849
Cash	347,080	253,318	—	370,213	190,423	853
Collateral-securities loaned	2,278,735	502,383	—			
Receivable for securities sold	—	182,690	367,996	—	—	—
Interest and dividends receivable	—	22,479	2,528	285,074	71,386	5,696
Receivable for fund shares sold	4,635	—	—	—	—	—
Receivable from manager	—	—	—	—	—	21,333
Prepaid expenses and other assets	27,191	14,051	16,160	18,700	17,271	22,347
Total Assets	**38,764,031**	**6,966,967**	**4,979,569**	**21,593,350**	**6,055,390**	**24,239,078**
Liabilities:						
Securities lending collateral	2,278,735	502,383	—	—	—	—
Payable for securities purchased	—	362,340	356,776	—	—	—
Payable for distribution fees	23,636	3,068	2,562	1,274	100	—
Dividends payable	—	—	—	35,479	16,228	535
Payable to manager	30,642	3,323	3,422	2,040	1,637	—
Accrued expenses and other liabilities	51,830	5,550	850	18,145	324	6,483
Total Liabilities	**2,384,843**	**876,664**	**363,610**	**56,938**	**18,289**	**7,018**
Net Assets	**$ 36,379,188**	**$6,090,303**	**$4,615,959**	**$21,536,412**	**$6,037,101**	**$24,232,060**
Net Assets:						
Par value of shares of beneficial interest	$ 51,815	$ 3,606	$ 3,723	$ 20,961	$ 5,657	$ 243,312
Paid in capital	296,515,171	6,755,934	4,071,514	20,649,336	5,702,245	23,990,799
Undistributed net investment income (loss)	(534,336)	(35,480)	(32,706)	—	(1,630)	(10,600)
Accumulated net realized gain (loss) on investments	(270,618,763)	(1,775,082)	(84,731)	9,066	(5)	8,549
Net unrealized appreciation (depreciation) on investments	10,965,301	1,141,325	658,159	857,049	330,834	—
Net Assets	**$ 36,379,188**	**$6,090,303**	**$4,615,959**	**$21,536,412**	**$6,037,101**	**$24,232,060**
Net Asset Value Per Share						
Class I						
Net Assets	$ 453,429	$ 748,568	$ 421,129	$19,818,167	$5,688,544	$23,227,212
Shares of beneficial interest outstanding	62,865	43,530	33,446	1,929,053	533,134	23,323,734
Net asset value/offering price (a)	$ 7.21	$ 17.20	$ 12.59	$ 10.27	$ 10.67	$ 1.00
Class A						
Net Assets	$ 17,392,805	$2,309,625	$1,492,415	$ —	$ —	$ —
Shares of beneficial interest outstanding	2,421,746	134,805	118,943	—	—	—
Net asset value per share (a)	$ 7.18	$ 17.13	$ 12.55	$ —	$ —	$ —
Offering price per share (maximum sales charge of 5.75%)	$ 7.62	$ 18.18	$ 13.32	$ —	$ —	$ —
Class B						
Net Assets	$ 16,903,934	$2,983,778	$2,399,899	$ 126,312	$ 14,769	$ 166,421
Shares of beneficial interest outstanding	2,461,287	179,356	195,282	12,289	1,380	166,743
Net asset value/offering price (b)	$ 6.87	$ 16.64	$ 12.29	$ 10.28	$ 10.70	$ 1.00
Class C						
Net Assets	$ 1,629,020	$ 48,332	$ 302,516	$ 1,591,933	$ 333,788	$ 838,427
Shares of beneficial interest outstanding	235,643	2,904	24,605	154,788	31,231	840,722
Net asset value/offering price (b)	$ 6.91	$ 16.64	$ 12.29	$ 10.28	$ 10.69	$ 1.00

(a) Redemption price per share.

(b) Redemption price per Class B and C share varies based on length of time shares are held.

STATEMENTS OF OPERATIONS

	Large Capitalization Value Portfolio	Large Capitalization Growth Portfolio	Mid Cap Portfolio	Small Capitalization Portfolio	International Equity Portfolio	Health & Biotechnology Portfolio
	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)
Investment Income:						
Interest income	$ 3,464	$ 1,024	$ 281	$ 106	$ —	$ 21
Dividend income	571,761	165,454	215,020	143,690	102,590	573,525
Securities lending income	—	—	1,667	—	—	2,319
Less: Foreign withholding taxes	(2,653)	—	—	—	(3,203)	(23,927)
Total Investment Income	**572,572**	**166,478**	**216,968**	**143,796**	**99,387**	**551,938**
Operating Expenses:						
Management fees	204,395	140,214	125,822	76,580	46,443	459,959
Distribution fees:						
Class A Shares	—	—	52,146	—	—	50,337
Class B Shares	12,298	1,348	18,690	1,185	242	177,334
Class C Shares	13,741	9,666	3,793	4,976	3,026	62,698
Transfer agent fees	92,951	88,162	65,907	47,234	32,083	146,035
Professional fees	61,246	43,471	34,949	16,110	28,590	87,874
Fund accounting fees	49,509	34,109	24,386	18,855	10,360	53,447
Administration fees	47,509	34,758	29,632	20,442	14,546	58,667
Registration fees	13,103	8,986	10,020	7,275	10,737	13,200
Custodian fees	11,226	241	10,283	1,549	—	23,030
Trustees' fees	5,288	936	3,086	1,973	5,015	5,202
Miscellaneous expenses	2,072	799	1,725	1,125	6,808	887
Total Operating Expenses	**513,338**	**362,690**	**380,439**	**197,304**	**157,850**	**1,138,670**
Less: Expenses waived and reimbursed	—	—	—	—	(14,628)	(2,130)
Net Operating Expenses	**513,338**	**362,690**	**380,439**	**197,304**	**143,222**	**1,136,540**
Net Investment Income (Loss)	**59,234**	**(196,212)**	**(163,471)**	**(53,508)**	**(43,835)**	**(584,602)**
Realized and Unrealized Gain (Loss) on Investments:						
Net realized gain (loss) from:						
Investments	5,945,474	2,372,924	2,137,728	450,815	1,329,461	3,566,440
Foreign currency transactions	—	—	—	—	—	(111,716)
Net realized gain (loss)	5,945,474	2,372,924	2,137,728	450,815	1,329,461	3,454,724
Net change in unrealized appreciation (depreciation) from investments	3,284,922	(405,124)	2,747,312	2,801,671	1,699,447	5,524,839
Net Realized and Unrealized Gain (Loss) on Investments	**9,230,396**	**1,967,800**	**4,885,040**	**3,252,486**	**3,028,908**	**8,979,563**
Net Increase (Decrease) in Net Assets Resulting From Operations	**$9,289,630**	**$1,771,588**	**$4,721,569**	**$3,198,978**	**$2,985,073**	**$8,394,961**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS (Continued)

	Technology & Communications Portfolio	Energy & Basic Materials Portfolio	Financial Services Portfolio	Investment Quality Bond Portfolio	Municipal Bond Portfolio	U.S. Government Money Market Portfolio
	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)	Period Ended February 29, 2004 (Unaudited)
Investment Income:						
Interest income	$ 57	$ 37	$ 34	$438,911	$139,685	$147,971
Dividend income	28,144	47,144	33,558	—	—	—
Securities lending income	1,015	128	4	—	—	—
Less: Foreign withholding taxes	—	(779)	—	—	—	—
Total Investment Income	**29,216**	**46,530**	**33,596**	**438,911**	**139,685**	**147,971**
Operating Expenses:						
Management fees	235,136	34,360	27,397	61,813	16,040	66,599
Distribution fees:						
Class A Shares	36,046	4,308	3,061	—	—	—
Class B Shares	86,711	14,220	11,291	716	72	866
Class C Shares	8,786	166	1,455	8,483	1,592	5,310
Transfer agent fees	70,006	11,956	8,758	65,951	11,881	78,807
Professional fees	34,382	4,612	2,903	18,099	3,605	35,449
Administration fees	30,986	8,055	5,556	23,365	9,219	22,496
Fund accounting fees	27,365	4,264	3,287	16,296	4,689	22,632
Registration fees	17,669	10,100	6,138	5,878	2,520	11,313
Custodian fees	12,576	6,721	5,878	—	961	3,935
Trustees' fees	2,864	—	—	2,915	—	2,660
Miscellaneous expenses	1,025	305	272	1,992	—	1,150
Total Operating Expenses	**563,552**	**99,067**	**75,996**	**205,508**	**50,579**	**251,217**
Less: Expenses waived and reimbursed	—	(17,057)	(9,694)	(41,719)	(8,079)	(96,619)
Net Operating Expenses	**563,552**	**82,010**	**66,302**	**163,789**	**42,500**	**154,598**
Net Investment Income (Loss)	**(534,336)**	**(35,480)**	**(32,706)**	**275,122**	**97,185**	**(6,627)**
Realized and Unrealized Gain (Loss) on Investments:						
Net realized gain (loss) from:						
Investments	2,465,956	356,918	355,110	75,861	4,028	(750)
Foreign currency transactions	—	(2,669)	—	—	—	—
Net realized gain (loss)	2,465,956	354,249	355,110	75,861	4,028	(750)
Appreciation (depreciation) from Investments	769,423	622,101	252,326	213,475	235,259	—
Net Realized and Unrealized Gain (Loss) on Investments	**3,235,379**	**976,350**	**607,436**	**289,336**	**239,287**	**(750)**
Net Increase (Decrease) in Net Assets Resulting From Operations	**$2,701,043**	**$ 940,870**	**$574,730**	**$564,458**	**$336,472**	**$ (7,377)**

STATEMENTS OF CHANGES IN NET ASSETS

	Large Capitalization Value Portfolio		Large Capitalization Growth Portfolio		Mid Cap Portfolio	
	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Period Ended February 29, 2004 (Unaudited)	Period Ended August 31, 2003
Operations:						
Net investment income (loss)	$ 59,234	$ (71,072)	$ (196,212)	$ (469,001)	$ (163,471)	$ (110,542)
Net realized gain (loss) on investments	5,945,474	(6,682,316)	2,372,924	(2,303,842)	2,137,728	674,550
Net change in unrealized appreciation (depreciation) on investments	3,284,922	13,790,083	(405,124)	7,194,115	2,747,312	4,852,945
Net increase (decrease) in net assets resulting from operations	**9,289,630**	**7,036,695**	**1,771,588**	**4,421,272**	**4,721,569**	**5,416,953**
Distributions to Shareholders:						
Net realized gains:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net investment income:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Total dividends and distributions	—	—	—	—	—	—
Share Transactions of Beneficial Interest:						
Net proceeds from shares sold						
Class I	3,384,250	39,090,992	2,986,961	10,088,659	1,524,981	2,041,367
Class A	—	—	—	—	59,652	49,865
Class B	535,037	151,629	70,140	50,525	263,717	76,034
Class C	164,545	871,478	112,141	738,594	95,477	91,594
Transfer of net assets						
Class I	—	5,129,233	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	1,701,814	—	—	—	—
Class C	—	—	—	—	—	—
Reinvestment of dividends & distributions						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Redemption fee proceeds						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Cost of shares redeemed						
Class I	(7,288,465)	(51,819,009)	(4,448,311)	(17,340,700)	(242,494)	(43,864)
Class A	—	—	—	—	(2,519,226)	(516,672)
Class B	(315,000)	(550,073)	(86,849)	(311,078)	(720,674)	(328,803)
Class C	(193,529)	(1,247,309)	(166,373)	(1,011,364)	(85,416)	(67,912)
Net increase (decrease) in net assets from share transactions of beneficial interest	**(3,713,162)**	**(6,671,245)**	**(1,532,291)**	**(7,785,364)**	**(1,623,983)**	**1,301,609**
Total Increase (Decrease) in Net Assets	**5,576,468**	**365,450**	**239,297**	**(3,364,092)**	**3,097,586**	**6,718,562**
Net Assets:						
Beginning of period	61,450,851	61,085,401	43,472,065	46,836,157	33,232,075	26,513,513
End of period*	**$67,027,319**	**$ 61,450,851**	**$43,711,362**	**$ 43,472,065**	**$36,329,661**	**$33,232,075**
* Includes undistributed net investment income (loss) at end of period	$ 59,234	$ —	$ (196,212)	$ —	$ (163,471)	$ —

See accompanying notes to financial statements.   47

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Small Capitalization Portfolio		International Equity Portfolio	
	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations:				
Net investment income (loss)	$ (53,508)	$ (170,702)	$ (43,835)	$ (41,215)
Net realized gain (loss) on investments	450,815	(584,435)	1,329,461	(5,829,269)
Net change in unrealized appreciation (depreciation) on investments	2,801,671	4,659,922	1,699,447	6,102,737
Net increase (decrease) in net assets resulting from operations	**3,198,978**	**3,904,785**	**2,985,073**	**232,253**
Distributions to Shareholders:				
Net realized gains:				
Class I	(406,430)	(2,092,327)	—	—
Class A	—	—	—	—
Class B	(5,043)	(27,925)	—	—
Class C	(19,354)	(89,748)	—	—
Net investment income:				
Class I	—	—	—	—
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Total dividends and distributions	**(430,827)**	**(2,210,000)**	**—**	**—**
Share Transactions of Beneficial Interest:				
Net proceeds from shares sold				
Class I	2,756,573	57,523,562	14,992,436	362,384,963
Class A	—	—	—	—
Class B	98,181	41,558	16,968	5,327
Class C	91,528	285,111	464,681	2,696,265
Transfer of net assets				
Class I	—	—	—	—
Class A	—	—	—	—
Class B	—	—	—	—
Class C	—	—	—	—
Reinvestment of dividends & distributions				
Class I	401,373	2,075,605	—	—
Class A	—	—	—	—
Class B	5,045	27,922	—	—
Class C	19,372	91,563	—	—
Redemption fee proceeds				
Class I	—	—	8,392	—
Class A	—	—	—	—
Class B	—	—	38	—
Class C	—	—	442	—
Cost of shares redeemed				
Class I	(6,471,030)	(66,444,716)	(29,203,982)	(352,741,980)
Class A	—	—	—	—
Class B	(95,040)	(240,522)	(8,828)	(92,434)
Class C	(101,066)	(719,983)	(1,063,547)	(2,100,864)
Net increase (decrease) in net assets from share transactions of beneficial interest	**(3,295,064)**	**(7,359,900)**	**(14,793,400)**	**10,151,277**
Total Increase (Decrease) in Net Assets	**(526,913)**	**(5,665,115)**	**(11,808,327)**	**10,383,530**
Net Assets:				
Beginning of period	24,994,683	30,659,798	24,516,335	14,132,805
End of period*	**$24,467,770**	**$ 24,994,683**	**$ 12,708,008**	**$ 24,516,335**
* Includes undistributed net investment income (loss) at end of period	$ (53,508)	$ —	$ (43,835)	$ —

See accompanying notes to financial statements.   48

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Health & Biotechnology Portfolio			Technology & Communications Portfolio		
	Period Ended February 29, 2004 (Unaudited)	Period Ended August 31, 2003	Year Ended April 30, 2003	Period Ended February 29, 2004 (Unaudited)	Period Ended August 31, 2003	Year Ended April 30, 2003
Operations:						
Net investment income (loss)	$ (584,602)	$ (445,767)	$ (2,049,703)	$ (534,336)	$ (339,366)	$ (798,992)
Net realized gain (loss) on investments	3,454,724	1,331,711	(85,679,785)	2,465,956	285,027	(15,822,173)
Net change in unrealized appreciation (depreciation) on investments and foreign currency transactions	5,524,839	(1,718,093)	53,914,063	769,423	7,667,545	3,792,059
Net increase (decrease) in net assets resulting from operations	**8,394,961**	**(832,149)**	**(33,815,425)**	**2,701,043**	**7,613,206**	**(12,829,106)**
Distributions to Shareholders:						
Net realized gains:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net investment income:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Total dividends and distributions	—	—	—	—	—	—
Share Transactions of Beneficial Interest:						
Net proceeds from shares sold						
Class I	301,003	243,572	197,902	2,236,316	5,013,554	7,689,356
Class A	191,309	1,910,403	6,008,562	120,336	76,776	62,318,732
Class B	131,455	193,444	1,136,817	117,961	58,420	338,516
Class C	51,481	2,049,871	394,794	276,959	1,991,101	69,484
Transfer of net assets						
Class I	—	—	—	—	—	—
Class A	—	—	8,899,070	—	—	6,609,827
Class B	—	—	3,327,524	—	—	1,767,376
Class C	—	—	82,203	—	—	16,265
Reinvestment of dividends & distributions						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Redemption fee proceeds						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Cost of shares redeemed						
Class I	(28,035)	(8,494)	(177,336)	(2,003,910)	(4,917,533)	(7,712,705)
Class A	(5,611,870)	(5,504,372)	(26,295,607)	(2,305,016)	(1,007,716)	(68,097,210)
Class B	(6,914,137)	(3,472,032)	(18,480,466)	(1,867,650)	(924,198)	(4,857,653)
Class C	(3,626,755)	(3,504,995)	(9,706,306)	(642,881)	(2,101,592)	(825,000)
Net increase (decrease) in net assets from share transactions of beneficial interest	**(15,505,549)**	**(8,092,603)**	**(34,612,843)**	**(4,067,885)**	**(1,811,188)**	**(2,683,012)**
Total Increase (Decrease) in Net Assets	**(7,110,588)**	**(8,924,752)**	**(68,428,268)**	**(1,366,842)**	**5,802,018**	**(15,512,118)**
Net Assets:						
Beginning of period	77,867,497	86,792,249	155,220,517	37,746,030	31,944,012	47,456,130
End of period*	**$ 70,756,909**	**$77,867,497**	**$ 86,792,249**	**$36,379,188**	**$37,746,030**	**$ 31,944,012**
* Includes undistributed net investment income (loss) at end of period	$ (584,602)	$ —	$ —	$ (534,336)	$ —	$ —

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Energy & Basic Materials Portfolio			Financial Services Portfolio		
	Period Ended February 29, 2004 (Unaudited)	Period Ended August 31, 2003	Year Ended April 30, 2003	Period Ended February 29, 2004 (Unaudited)	Period Ended August 31, 2003	Year Ended April 30, 2003
Operations:						
Net investment income (loss)	$ (35,480)	$ (10,869)	$ (106,458)	$ (32,706)	$ (22,324)	$ (51,607)
Net realized gain (loss) on investments	354,249	71,851	(1,262,023)	355,110	248,391	(472,226)
Net change in unrealized appreciation (depreciation) on investments	622,101	548,999	(1,014,079)	252,326	189,460	(443,222)
Net increase (decrease) in net assets resulting from operations	**940,870**	**609,981**	**(2,382,560)**	**574,730**	**415,527**	**(967,055)**
Distributions to Shareholders:						
Net realized gains:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Net investment income:						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Total dividends and distributions	—	—	—	—	—	—
Share Transactions of Beneficial Interest:						
Net proceeds from shares sold						
Class I	401,466	287,437	2,611	280,225	154,659	10
Class A	43,071	58,605	13,173,349	1,821	27,879	251,646
Class B	61,820	765	818,364	139,409	4,559	847,618
Class C	21,094	19,154	13	14,911	16,643	74,793
Transfer of net assets						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Reinvestment of dividends & distributions						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Redemption fee proceeds						
Class I	—	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Cost of shares redeemed						
Class I	(47,034)	(6,072)	—	(59,811)	(3,028)	—
Class A	(366,817)	(270,984)	(14,286,408)	(359,415)	(225,841)	(1,124,041)
Class B	(468,578)	(286,488)	(1,700,346)	(265,834)	(120,356)	(1,130,770)
Class C	—	—	—	(44,130)	(12,462)	(213,468)
Net increase (decrease) in net assets from share transactions of beneficial interest	**(354,978)**	**(197,583)**	**(1,992,417)**	**(292,824)**	**(157,947)**	**(1,294,212)**
Total Increase (Decrease) in Net Assets	**585,892**	**412,398**	**(4,374,977)**	**281,906**	**257,580**	**(2,261,267)**
Net Assets:						
Beginning of period	5,504,411	5,092,013	9,466,990	4,334,053	4,076,473	6,337,740
End of period*	**$6,090,303**	**$5,504,411**	**$ 5,092,013**	**$4,615,959**	**$4,334,053**	**$ 4,076,473**
* Includes undistributed net investment income (loss) at end of period	$ (35,480)	$ —	$ —	$ (32,706)	$ —	$ —

See accompanying notes to financial statements.   50

STATEMENTS OF CHANGES IN NET ASSETS (Continued)

	Investment Quality Bond Portfolio		Municipal Bond Portfolio		U.S. Government Money Market Portfolio	
	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003	Period Ended February 29, 2004 (Unaudited)	Year Ended August 31, 2003
Operations:						
Net investment income (loss)	$ 275,122	$ 923,880	$ 97,185	$ 235,021	$ (6,627)	$ 41,037
Net realized gain (loss) on investments	75,861	1,227,517	4,028	103,465	(750)	9,299
Net change in unrealized appreciation (depreciation) on investments	213,475	(939,240)	235,259	(179,672)	—	—
Net increase (decrease) in net assets resulting from operations	**564,458**	**1,212,157**	**336,472**	**158,814**	**(7,377)**	**50,336**
Distributions to Shareholders:						
Net realized gains:						
Class I	(736,341)	(687,158)	(31,509)	(68,719)	—	—
Class A	—	—	—	—	—	—
Class B	(4,720)	(8,008)	(84)	(145)	—	—
Class C	(65,439)	(39,834)	(1,907)	(5,134)	—	—
Net investment income:						
Class I	(261,176)	(886,119)	(95,330)	(221,781)	(3,801)	(40,356)
Class A	—	—	—	—	—	—
Class B	(1,113)	(6,370)	(178)	(1,790)	(26)	(49)
Class C	(12,833)	(36,603)	(3,925)	(10,833)	(146)	(632)
Total dividends and distributions	**(1,081,622)**	**(1,664,092)**	**(132,933)**	**(308,402)**	**(3,973)**	**(41,037)**
Share Transactions of Beneficial Interest:						
Net proceeds from shares sold						
Class I	10,356,934	130,594,070	651,606	2,983,398	16,461,766	333,489,512
Class A	—	—	—	—	—	—
Class B	16,068	181,000	—	131,400	49,482	248,800
Class C	371,558	3,547,127	35,658	349,970	730,778	7,512,302
Transfer of net assets						
Class I	—	—	—	—	—	5,278,640
Class A	—	—	—	—	—	—
Class B	—	—	—	—	—	—
Class C	—	—	—	—	—	—
Reinvestment of dividends & distributions						
Class I	937,857	1,471,370	109,242	275,618	3,186	36,030
Class A	—	—	—	—	—	—
Class B	5,522	13,133	86	1,755	21	47
Class C	76,126	74,776	5,146	15,312	114	583
Redemption fee proceeds						
Class I	10,937	—	—	—	—	—
Class A	—	—	—	—	—	—
Class B	74	—	—	—	—	—
Class C	971	—	—	—	—	—
Cost of shares redeemed						
Class I	(14,075,827)	(139,446,787)	(1,031,701)	(7,042,663)	(22,215,934)	(347,315,087)
Class A	—	—	—	—	—	—
Class B	(154,549)	(378,216)	(1)	(142,986)	(78,412)	(150,580)
Class C	(510,518)	(4,288,934)	(149,228)	(709,083)	(2,250,700)	(6,497,170)
Net increase (decrease) in net assets from share transactions of beneficial interest	**(2,964,847)**	**(8,232,461)**	**(379,192)**	**(4,137,279)**	**(7,299,699)**	**(7,396,923)**
Contributions of Capital	**—**	**—**	**—**	**—**	**10,600**	**—**
Total Increase (Decrease) in Net Assets	**(3,482,011)**	**(8,684,396)**	**(175,653)**	**(4,286,867)**	**(7,300,449)**	**(7,387,624)**
Net Assets:						
Beginning of period	25,018,423	33,702,819	6,212,754	10,499,621	31,532,509	38,920,133
End of period*	**$ 21,536,412**	**$ 25,018,423**	**$ 6,037,101**	**$ 6,212,754**	**$ 24,232,060**	**$ 31,532,509**
* Includes undistributed net investment income (loss) at end of period	$ —	$ —	$ (1,630)	$ 618	$ (10,600)	$ —

See accompanying notes to financial statements.   51

Period Ended February 29, 2004 (Unaudited)

NOTES TO FINANCIAL STATEMENTS

1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

The Saratoga Advantage Trust (the ''Trust'') was organized on April 8, 1994 as a Delaware Statutory Trust and is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company. The Trust commenced investment operations on September 2, 1994. The Trust consists of twelve portfolios: the Large Capitalization Value Portfolio; the Large Capitalization Growth Portfolio; the Mid Capitalization Portfolio; the Small Capitalization Portfolio; the International Equity Portfolio; the Health & Biotechnology Portfolio; the Technology & Communications Portfolio; the Energy & Basic Materials Portfolio; the Financial Services Portfolio; the Investment Quality Bond Portfolio; the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio (collectively, the ''Portfolios''). Saratoga Capital Management, LLC (the ''Manager'') serves as the Trust's Manager. Each of the Portfolios is provided with the discretionary advisory services of an investment adviser identified, retained, supervised and compensated by the Manager. The following serve as advisers (the ''Advisers'') to their respective Portfolio(s): OpCap Advisors, LLC serves as Adviser to the Large Capitalization Value and Municipal Bond; Harris, Bretall Sullivan & Smith, L.L.C. serves as Adviser to Large Capitalization Growth and Financial Services; Caterpillar Investment Management Ltd. serves as Adviser to Mid Cap and Energy & Basic Materials; Fox Asset Management, LLC serves as Adviser to Small Capitalization and Investment Quality Bond; Pictet International Management Ltd. serves as Adviser to International Equity; UBS Global Asset Management serves as Adviser to Health & Biotechnology; Columbus Circle Investors serves as Adviser to Technology & Communications; and Reich & Tang Asset Management, LLC serves as Adviser to U.S. Government Money Market. Gemini Fund Services, LLC (the ''Administrator''), serves the Trust as administrator, transfer agent and fund accounting agent, and is a wholly-owned subsidiary of NorthStar Financial Services Group, LLC. Orbitex Funds Distributor, Inc. (the ''Distributor'') serves as the Trust's distributor, and is an affiliate of the Manager.

The Health & Biotechnology Portfolio, the Technology & Communications Portfolio, the Energy & Basic Materials Portfolio and the Financial Services Portfolio are non-diversified portfolios. The Large Capitalization Value Portfolio, the Large Capitalization Growth Portfolio, the Mid Cap Portfolio, the Small Capitalization Portfolio, the International Equity Portfolio, the Investment Quality Bond Portfolio, the Municipal Bond Portfolio and the U.S. Government Money Market Portfolio are diversified portfolios.

Portfolio	Primary Objective
Large Capitalization Value	Total return consisting of capital appreciation and dividend income
Large Capitalization Growth	Capital appreciation
Mid Capitalization	Long-term capital appreciation
Small Capitalization	Maximum capital appreciation
International Equity	Long-term capital appreciation
Health & Biotechnology	Long-term capital growth
Technology & Communications	Long-term capital growth
Energy & Basic Materials	Long-term capital growth
Financial Services	Long-term capital growth
Investment Quality Bond	Current income and reasonable stability of principal
Municipal Bond	High level of interest income that is excluded from federal income taxation to the extent consistent with prudent investment management and the preservation of capital
U.S. Government Money Market	Maximum current income to the extent consistent with the maintenance of liquidity and the preservation of capital

Currently, each Portfolio offers Class B, Class C and Class I shares. The Mid Capitalization, Health & Biotechnology, Technology & Communications, Energy & Basic Materials & Financial Services Portfolios also offer Class A shares. Each class represents an interest in the same assets of the applicable Portfolio, and the classes are identical except for differences in their sales charge structures and ongoing service and distribution charges. In addition, Class B shares and all corresponding reinvested dividend shares automatically convert to Class I shares approximately eight years after issuance. All classes of shares have equal voting privileges except that each class has exclusive voting rights with respect to its service and/or distribution plans.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

The following is a summary of significant accounting policies consistently followed by each Portfolio:

(a)   Valuation of Investments

Investment securities listed on a national securities exchange are valued at the last reported sale price on the valuation date; if there are no such reported sales, the securities are valued at the last quoted bid price. Other securities traded over-the-counter and not part of the National Market System are valued at the last quoted bid price. NASDAQ traded securities are valued at the NASDAQ official closing price (NOCP). Debt securities (other than short-term obligations) are valued each day by an independent pricing service approved by the Board of Trustees using methods which include current market quotations from a major market maker in the securities and trader-reviewed ''matrix'' prices. Short-term debt securities having a remaining maturity of sixty days or less are valued at amortized cost or amortized value, which approximates market value. U.S. Government Money Market values all of its securities on the basis of amortized cost, which approximates market value. Any securities or other assets for which market quotations are not readily available are valued at their fair value as determined in good faith under procedures established by the Board of Trustees. The ability of issuers of debt securities held by the portfolios to meet their obligations may be affected by economic or political developments in a specific state, industry or region. Investments in countries in which International Equity and Health & Biotechnology may invest may involve certain considerations and risks not typically associated with domestic investments, including, but not limited to, the possibility of future political and economic developments and the level of governmental supervision and regulation of foreign securities markets.

(b)   Federal Income Tax

It is each Portfolio's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable income to shareholders. Therefore, no federal income tax provision is required.

Capital loss carry forwards, as of each Portfolio's most recent tax year-end, available to offset future capital gains, if any, are as follows:

Portfolio	Expire 2008	Expire 2009	Expire 2010	Expire 2011	Total
Large Capitalization Value	—	—	—	$17,649,716	$ 17,649,716
Large Capitalization Growth	—	—	$8,141,985	14,577,320	22,719,305
Mid Capitalization	—	—	3,333,032	1,476,914	4,809,946
Small Capitalization	—	—	—	—	—
International Equity	—	$420,331	1,875,007	2,217,243	4,512,581
Health & Biotechnology	—	—	—	—	131,160,797
Technology & Communications	—	—	—	—	273,084,719
Energy & Basic Materials	—	—	819,571	1,308,032	2,127,603
Financial Services	—	—	209,292	204,902	414,194
Investment Quality Bond	—	—	—	—	—
Municipal Bond	—	—	—	—	—
U.S. Government Money Market	—	—	—	—	—

Post-October loss deferrals as of each Portfolio's most recent tax year-end, which will be recognized in the following tax year, are as follows: Large Capitalization Value, $4,875,935; Large Capitalization Growth, $783,319; Mid Capitalization, $0; Small Capitalization, $1,187,307; International Equity, $5,896,977; Health & Biotechnology, $0; Technology & Communications, $0; Energy & Basic Materials, $0; Financial Services, $0; Investment Quality Bond, $0; Municipal Bond, $1,461; and U.S. Government Money Market, $0.

(c)   Security Transactions and Other Income

Security transactions are recorded on the trade date. In determining the gain or loss from the sale of securities, the cost of securities sold is determined on the basis of identified cost. Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

As a result of capital loss carry forward limitations, net operating losses, unrealized appreciation (depreciation) from acquired funds and other reclassifications as of the Portfolios' most recent tax year-ends, paid in capital, undistributed net investment income (loss) and accumulated net realized gain (loss) on investments and foreign currency transactions were adjusted as follows:

Portfolio	Increase (Decrease) in Paid in Capital	Increase (Decrease) in Undistributed Net Investment Income (Loss)	Increase (Decrease) in Accumulated Net Realized Gain (Loss) on Investments and Foreign Currency Transactions	Increase (Decrease) in Unrealized Appreciation (Depreciation) on Investments and Foreign Currency Transactions
Large Capitalization Value	$1,005,792	$69,176	$(291,437)	$(783,531)
Large Capitalization Growth	(467,105)	467,105	—	—
Mid Capitalization	(122,881)	195,762	(72,881)	—
Small Capitalization	(166,525)	168,806	(2,281)	—
International Equity	(43,504)	43,504	—	—
Health & Biotechnology	(586,075)	730,496	(144,421)	—
Technology & Communications	(168,792)	599,346	(430,554)	—
Energy & Basic Materials	(10,869)	10,869	—	—
Financial Services	(22,324)	22,324	—	—
Investment Quality Bond	(1,035)	44,467	(43,432)	—
Municipal Bond	3,652	(1,895)	(1,757)	—
U.S. Government Money Market	1,895	(1,895)	—	—

Net assets were unaffected by the above reclassifications.

(d)   Dividends and Distributions

The following table summarizes each Portfolio's dividend and capital gain declaration policy:

Portfolio	Income Dividends	Capital Gains
Large Capitalization Value	Annually	Annually
Large Capitalization Growth	Annually	Annually
Mid Capitalization	Annually	Annually
Small Capitalization	Annually	Annually
International Equity	Annually	Annually
Health & Biotechnology	Annually	Annually
Technology & Communications	Annually	Annually
Energy & Basic Materials	Annually	Annually
Financial Services	Annually	Annually
Investment Quality Bond	Daily — paid monthly	Annually
Municipal Bond	Daily — paid monthly	Annually
U.S. Government Money Market	Daily — paid monthly	Annually

Each Portfolio records dividends and distributions to its shareholders on the ex-dividend date. The amount of dividends and distributions from net investment income and net realized gains are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America. These ''book-tax'' differences are either permanent or temporary in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the net asset accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. To the extent dividends and distributions exceed current and accumulated earnings and profits for federal income tax purposes, they are reported as distributions of paid-in-surplus or tax return of capital.

(e)   Allocation of Expenses

Expenses specifically attributable to a particular Portfolio are borne by that Portfolio. Other expenses are allocated to each Portfolio based on its net assets in relation to the total net assets of all the applicable Portfolios of the Trust or another reasonable basis.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

(f)   Repurchase Agreements

The Trust, through its custodian, receives delivery of the underlying securities, the market value of which at the time of purchase is required to be in an amount at least equal to 101% of the resale price. The Manager is responsible for determining that the amount of these underlying securities is maintained at a level such that their market value is at all times equal to 101% of the resale price. In the event of default on the obligation to repurchase, the Trust has the right to liquidate the collateral and apply the proceeds toward satisfaction of the obligation.

(g)   Other

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

The accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars based on the rate of exchange of such currencies against U.S. dollars on the date of valuation. Purchases and sales of securities and income and expenses are translated at the rate of exchange quoted on the respective date that such transactions are recorded. In addition, certain of the Portfolios may enter into forward foreign currency contracts. These contracts are marked to market daily, by recognizing the difference between the contract exchange rate and the current market rate as an unrealized gain or loss. Realized gains or losses are recognized when contracts are settled.

2.   MANAGEMENT FEE, ADMINISTRATION FEE AND OTHER TRANSACTIONS WITH AFFILIATES

(a) The management fees are payable monthly by each Portfolio to the Manager and are computed daily at the following annual rates of each Portfolio's average daily net assets: 1.25% for Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services; 0.75% for Mid Capitalization and International Equity; 0.65% for Large Capitalization Value, Large Capitalization Growth and Small Capitalization; 0.55% for Investment Quality Bond and Municipal Bond; and 0.475% for U.S. Government Money Market.

For the period ended February 29, 2004, the Manager waived $14,628 for International, $41,719 for Investment Quality Bond, $8,079 for Municipal Bond, $66,599 for U.S. Government Money Market, $2,130 for Health & Biotechnology, $17,057 for Energy & Basic Materials and $9,694 for Financial Services. For the period ended February 29, 2004, the Manager reimbursed $23,844 for U.S. Government Money Market.

(b) The Manager, not the Portfolios, pays a portion of its management fees to the Advisers at the following annual rates of each Portfolios' average daily net assets: 0.30% for Large Capitalization Value; 0.30% for Large Capitalization Growth; 0.30% for Mid Capitalization (for assets invested directly by the Adviser, the fee is 0.40% of average daily net assets); 0.30% for Small Capitalization; 0.30% for International Equity; 0.40% for Health & Biotechnology; 0.30% for Technology & Communications; 0.30% for Energy & Basic Materials; 0.30% for Financial Services; 0.20% for Investment Quality Bond; 0.20% for Municipal Bond; and 0.125% for U.S. Government Money Market.

(c) For providing administration services to the Portfolios, the Administrator will receive from each Portfolio a monthly fee calculated at an annual rate of 0.10% of average daily net assets, subject to certain minimum requirements (exclusive of out-of-pocket administration fees).

(d) The Portfolios have adopted a Plan of Distribution (the ''Plan'') pursuant to Rule 12b-1 under the 1940 Act with respect to the distribution of Class A, B and C shares of the Portfolios. The Plan provides that each Portfolio will pay the Distributor or other entities a fee, which is accrued daily and paid monthly, at the annual rate of 0.40% of the average daily net assets of Class A shares and 1.00% of the average daily net assets of Class B and Class C shares. Up to 0.25% of average daily net assets may be paid directly to the Manager for support services. A portion of the fee pursuant to the Plan, equal to 0.25% of the average daily net assets, is currently characterized as a service fee. A service fee is a payment made

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

for personal service and/or the maintenance of shareholder accounts. The aggregate of such service fee payments will not exceed 0.25% of average daily net assets. For the period ended February 29, 2004, the Distributor waived $6,176 in fees for the U.S. Government Money Market Portfolio.

Class A shares are offered at net asset value plus a maximum sales load of 5.75%. Class B shares are offered subject to a maximum contingent deferred sales charge (''CDSC'') of 5.00% and will automatically convert to Class I shares after eight years. Class C shares are offered subject to a CDSC of 1.00% and, prior to January 1, 2003, had been subject to a maximum sales load of 1.00%. Class I shares are offered at net asset value.

For the period ended February 29, 2004, the Distributor received sales charges on sales of the Portfolios' Class A shares. In addition, CDSCs were paid to the Manager for Class C shares. The Distributor and the Manager have advised the Portfolios that the approximate amounts are as follows:

Portfolio	Sales Charges Class A	CDSCs Class C
Large Capitalization Value	—	$ 156
Large Capitalization Growth	—	97
Mid Cap	$217	—
Small Capitalization	—	9
International Equity	—	5,725
Health & Biotechnology	226	23
Technology & Communications	512	58
Energy & Basic Materials	—	—
Financial Services	—	—
Investment Quality Bond	—	108
Municipal Bond	—	—
U.S. Government Money Market	—	13,051

(e) The Trust and the Manager have entered into an Excess Expense Agreement (the ''Expense Agreement''). In connection with the Expense Agreement, the Manager is currently voluntarily waiving all or a portion of its management fees and/or assuming certain other operating expenses of certain Portfolios in order to maintain the expense ratios of each class of the Portfolios at or below predetermined levels (each an ''Expense Cap''). The annual expense caps in effect at February 29, 2004 for each portfolio were: 2.00%, 3.00% and 3.00% for Class I, B and C shares respectively, of Large Capitalization Value, Large Capitalization Growth and Small Capitalization; 2.30%, 3.30% and 3.30% for Class I, B and C shares, respectively, of International Equity; 1.40%, 2.40% and 2.40% for Class I, B and C shares, respectively, of Investment Quality Bond and Municipal Bond; 1.25%, 2.25% and 2.25% for Class I, B and C shares, respectively, of U.S. Government Money Market; 2.70%, 3.30%, 3.30% and 2.30% for Class A, B, C and I shares, respectively, of Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services; and 2.40%, 3.00%, 3.00% and 2.00% for Class A, B, C and I shares, respectively, of Mid Cap. Under the terms of the Expense Agreement, expenses borne by the Manager for the Large Capitalization Value, Large Capitalization Growth, Small Capitalization, International Equity, Investment Quality Bond, Municipal Bond and U.S. Government Money Market Portfolios are subject to reimbursement by the portfolios for up to five years from the date the fee or expense was incurred and expenses borne by the Manager for the Mid Cap, Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services Portfolios are subject to reimbursement by the portfolios for up to three years from the date the fee or expense was incurred. Expenses borne by the Manager after December 31, 2002, for all of the portfolios of the Trust, are subject to reimbursement for up to three years from the date the fee or expense was incurred. No reimbursement will be made if it would result in the portfolio exceeding its Expense Cap. The Expense Agreement may be terminated by either party, without penalty, upon receipt of 60 days prior notice. For the period ended February 29, 2004, no reimbursement payments were made to the Manager under the terms of the Expense Agreement.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

3. INVESTMENT TRANSACTIONS

For the period ended February 29, 2004, cost of purchases and proceeds from sales of investment securities, other than short-term securities for the Portfolios' were as follows:

Portfolio	Purchases	Sales
Large Capitalization Value	$43,638,618	$47,320,406
Large Capitalization Growth	20,594,505	22,095,278
Mid Cap	14,468,837	14,799,315
Small Capitalization	2,005,249	4,065,544
International Equity	19,978,369	31,089,209
Health & Biotechnology	27,197,894	44,332,887
Technology & Communications	13,747,859	18,810,546
Energy & Basic Materials	2,109,477	2,561,991
Financial Services	3,459,553	3,790,475
Investment Quality Bond	238,007	5,017,162
Municipal Bond	472,563	1,102,548

At February 29, 2004, the composition of unrealized appreciation (depreciation) of investment securities for the Portfolios' were as follows:

Portfolio	Federal Tax Cost	Appreciation	Depreciation	Net
Large Capitalization Value	$57,699,469	$10,323,327	$ (877,375)	$9,445,952
Large Capitalization Growth	40,004,423	5,227,915	(1,387,603)	3,840,312
Mid Cap	29,417,821	7,169,328	(644,013)	6,525,315
Small Capitalization	18,322,478	6,986,114	(860,651)	6,125,463
International Equity	10,614,979	2,065,801	(70,387)	1,995,414
Health & Biotechnology	65,765,258	11,311,810	(7,350,550)	3,961,260
Technology & Communications	25,141,089	11,122,957	(157,656)	10,965,301
Energy & Basic Materials	4,851,514	1,154,364	(13,832)	1,140,532
Financial Services	3,934,726	689,934	(31,775)	658,159
Investment Quality Bond	20,062,314	857,356	(307)	857,049
Municipal Bond	5,445,476	330,834	—	330,834

For Federal income tax purposes, the cost of securities owned at February 29, 2004, was substantially the same as the cost of securities for financial statement purposes.

At February 29, 2004, the Health & Biotechnology Portfolio had open forward foreign currency contracts. The Portfolio bears the market risk that arises from changes in foreign currency exchange rates. The unrealized gain (loss) on the contracts reflected in the accompanying financial statements were as follows:

Foreign Currency	Local Currency	Market Value	Settlement Date	Unrealized Gain (Loss)
To Buy:				
British Pound	1,040,000	$1,914,992	5/27/04	$ 73,451
Danish Krone	2,900,000	482,377	5/27/04	18,748
Japanese Yen	48,500,000	445,211	5/27/04	(971)
Swiss Franc	450,000	355,212	5/27/04	8,791
				100,019
To Sell:				
Australian Dollar	600,000	457,662	5/27/04	(29,862)
British Pound	1,350,000	2,485,808	5/27/04	(128,754)
Euro	400,000	495,704	5/27/04	(1,636)
Japanese Yen	25,000,000	229,490	5/27/04	7,032
Swiss Franc	450,000	355,212	5/27/04	(4,389)
				(157,609)
Net Unrealized Gain (Loss) on Open Forward Foreign Currency Contracts				$ (57,590)

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

4.   AUTHORIZED SHARES OF BENEFICIAL INTEREST AND PAR VALUE PER SHARE

Each Portfolio has unlimited shares of beneficial interest authorized at $.01 par value per share. For the periods indicated, transactions were as follows:

	Class I Shares		Class B Shares		Class C Shares	
	Period Ended February 29, 2004	Year Ended August 31, 2003	Period Ended February 29, 2004	Year Ended August 31, 2003	Period Ended February 29, 2004	Year Ended August 31, 2003
Large Capitalization Value						
Issued	212,944	3,129,972	35,336	12,240	10,905	70,608
Transferred (Note 6)	—	413,117	—	141,857	—	—
Redeemed	(461,125)	(4,131,517)	(21,252)	(44,868)	(12,826)	(103,210)
Net Increase (Decrease) in Shares	(248,181)	(588,428)	14,085	109,229	(1,921)	(32,602)
Large Capitalization Growth						
Issued	226,838	884,578	5,704	4,575	8,892	68,016
Redeemed	(338,852)	(1,538,566)	(7,034)	(29,987)	(13,317)	(96,033)
Net Increase (Decrease) in Shares	(112,014)	(653,988)	(1,330)	(25,412)	(4,425)	(28,017)
Small Capitalization						
Issued	232,006	5,847,126	8,717	4,120	8,048	30,098
Redeemed	(546,876)	(6,792,083)	(8,660)	(26,076)	(8,531)	(78,064)
Reinvested from Dividends	32,343	220,803	430	4,795	1,649	14,755
Net Increase (Decrease) in Shares	(282,527)	(724,154)	487	5,465	1,166	11,264
International Equity						
Issued	1,989,031	53,829,493	2,264	837	64,977	395,632
Redeemed	(3,915,397)	(52,507,190)	(1,172)	(14,662)	(150,913)	(309,744)
Net Increase (Decrease) in Shares	(1,926,366)	1,322,303	1,092	(13,825)	(85,936)	85,888
Investment Quality Bond						
Issued	981,791	12,278,875	1,545	17,030	35,176	334,161
Redeemed	(1,335,759)	(13,107,475)	(14,716)	(35,689)	(49,144)	(404,261)
Reinvested from Dividends	91,506	138,914	540	1,242	7,431	7,059
Net Increase (Decrease) in Shares	(262,462)	(689,686)	(12,631)	(17,417)	(6,537)	(63,041)
Municipal Bond						
Issued	61,681	280,537	—	12,538	3,387	33,767
Redeemed	(98,207)	(658,026)	—	(13,582)	(14,484)	(67,908)
Reinvested from Dividends	10,348	26,132	8	166	487	1,449
Net Increase (Decrease) in Shares	(26,178)	(351,357)	8	(878)	(10,610)	(32,692)
U.S. Government Money Market						
Issued	16,461,766	333,489,512	49,482	248,800	730,777	7,512,294
Transferred (Note 6)	—	5,278,640	—	—	—	—
Redeemed	(22,215,934)	(347,311,183)	(78,412)	(150,580)	(2,250,700)	(6,497,173)
Reinvested from Dividends	3,186	36,030	21	47	114	583
Net Increase (Decrease) in Shares	(5,750,982)	(8,507,001)	(28,909)	(11,634)	(1,519,809)	1,015,704

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

	Class I Shares			Class A Shares		
	Period Ended February 29, 2004	Period Ended August 31, 2003	Year Ended April 30, 2003	Period Ended February 29, 2004	Period Ended August 31, 2003	Year Ended April 30, 2003
Health & Biotechnology*						
Issued	24,969	20,770	18,252	15,871	158,259	495,552
Transferred (Note 6)	—	—	—	—	—	803,318
Redeemed	(2,258)	(710)	(16,651)	(461,367)	(462,048)	(2,213,578)
Net Increase (Decrease) in Shares	22,711	20,060	1,601	(445,496)	(303,789)	(914,708)
Technology & Communications**						
Issued	330,263	837,083	1,528,797	17,042	12,598	10,960,029
Transferred (Note 6)	—	—	—	—	—	1,255,239
Redeemed	(295,827)	(810,604)	(1,526,847)	(324,902)	(167,336)	(11,947,777)
Net Increase (Decrease) in Shares	34,436	26,479	1,950	(307,860)	(154,738)	267,491
Energy & Basic Materials**						
Issued	25,982	20,657	205	2,750	4,129	905,941
Redeemed	(2,885)	(429)	—	(24,205)	(19,484)	(997,799)
Net Increase (Decrease) in Shares	23,097	20,228	205	(21,455)	(15,355)	(91,858)
Financial Services**						
Issued	23,973	14,654	1	160	2,580	25,272
Redeemed	(4,898)	(284)	—	(30,913)	(21,824)	(115,525)
Net Increase (Decrease) in Shares	19,075	14,370	1	(30,753)	(19,244)	(90,253)
Mid Cap***						
Issued	136,159	206,128	13,287	5,319	5,165	2,032,863
Transferred (Note 6)	—	—	—	—	—	605,199
Redeemed	(21,081)	(4,566)	—	(233,238)	(54,371)	(40,452)
Net Increase (Decrease) in Shares	115,078	201,562	13,287	(227,919)	(49,206)	2,597,610

	Class B Shares			Class C Shares		
	Period Ended February 29, 2004	Period Ended August 31, 2003	Year Ended April 30, 2003	Period Ended February 29, 2004	Period Ended August 31, 2003	Year Ended April 30, 2003
Health & Biotechnology						
Issued	10,971	16,557	97,887	4,377	174,233	33,678
Transferred (Note 6)	—	—	307,240	—	—	7,585
Redeemed	(585,097)	(299,034)	(1,604,879)	(306,527)	(300,351)	(822,754)
Net Increase (Decrease) in Shares	(574,126)	(282,477)	(1,199,752)	(302,150)	(126,118)	(781,491)
Technology & Communications Issued	17,545	10,115	62,707	41,658	335,013	12,870
Transferred (Note 6)	—	—	348,597	—	—	3,189
Redeemed	(275,231)	(159,239)	(902,047)	(96,124)	(353,100)	(146,756)
Net Increase (Decrease) in Shares	(257,686)	(149,124)	(490,743)	(54,466)	(18,087)	(130,697)
Energy & Basic Materials****						
Issued	4,138	57	56,408	1,456	1,447	1
Redeemed	(31,036)	(20,833)	(126,881)	—	—	—
Net Increase (Decrease) in Shares	(26,898)	(20,776)	(70,473)	1,456	1,447	1
Financial Services						
Issued	12,651	422	80,003	1,339	1,597	7,008
Redeemed	(23,262)	(11,463)	(119,359)	(3,919)	(1,174)	(23,375)
Net Increase (Decrease) in Shares	(10,611)	(11,041)	(39,356)	(2,580)	423	(16,367)
Mid Cap***						
Issued	24,254	7,840	28,014	8,830	9,481	9,782
Transferred (Note 6)	—	—	426,919	—	—	68,910
Redeemed	(66,538)	(33,945)	(57,513)	(7,910)	(7,079)	(10,683)
Net Increase (Decrease) in Shares	(42,284)	(26,105)	397,420	920	2,402	68,009

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

*   The inception date for Class I shares is January 27, 2003.

**   The inception date for Class I shares is January 6, 2003.

***   For the Mid Cap Portfolio, the inception date for Class A, B and C shares is July 1, 2002. Inception date for Class I shares is January 6, 2003.

**** The inception date for Class C shares is January 6, 2003.

5.   RESTRICTED SECURITIES

A restricted security is a security which has been purchased through a private offering and cannot be resold to the public without prior registration under the Securities Act of 1933. Disposal of these securities may involve time-consuming negotiations and expense, and a prompt sale at an acceptable price may be difficult. The issuers of the securities will bear any costs involved in registration under the Securities Act of 1933 in connection with the disposition of such securities. The Portfolios do not have the right to demand that such securities be registered. Restricted securities are valued at the direction of a Portfolios' Board of Trustees; the securities are restricted as to resale and have been valued in good faith, taking into consideration the appropriate economic, financial and other pertinent available information on the restricted security. The table below shows the securities held at February 29, 2004 that are being valued by the Portfolios' Board of Trustees:

Portfolio	Security	Shares	Acquisition Date	Cost	Value Per Unit	2/29/04 Fair Value	% of Net Assets
Health & Biotechnology	Aderis Pharmaceuticals, Inc. Series D	318,182	2/7/01	$3,500,002	$11.00	$3,500,002	4.95%
Health & Biotechnology	BioMarin Pharmaceuticals Inc. Warrants	63,491	5/16/01	—	0.00	—	0.00
Health & Biotechnology	Mitokor Series F	401,335	8/22/00	3,010,012	0.00	—	0.00
Health & Biotechnology	Vitagen Inc. Series C	3,333,333	6/18/01	4,000,000	0.01	33,333	0.05
Health & Biotechnology	DOV Pharmaceuticals Warrants	10,897	12/18/03	—	3.29	35,851	0.05
Technology & Communications	U.S. Wireless Data, Inc. Warrants	125,000	4/10/00	—	0.00	—	0.00

Because of the inherent uncertainty of valuation, these values may differ significantly from the values that would have been used had a ready market for these securities existed, and the differences could be material.

6.   FUND ACQUISITIONS

(a) As of the close of business on January 24, 2003, the U.S. Government Money Market Portfolio acquired all the net assets of the Orbitex Cash Reserves Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Cash Reserves Fund on January 3, 2003. The details of which are shown below:

At Close of Business January 24, 2003

	Cash Reserves Fund	U.S. Government Money Market Portfolio — Class I	U.S. Government Money Market Portfolio — Class I Merged Assets
Net Assets	$5,278,640	$29,432,845	$34,711,485
Shares Outstanding	5,278,640	29,523,240	34,801,880
Net Asset Value Per Share	$ 1.00	$ 1.00	$ 1.00

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

(b)   As of the close of business on January 24, 2003, the Large Capitalization Value Portfolio acquired all of the net assets of the Orbitex Focus 30 Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex 30 Fund on January 3, 2003. The details of which are shown below:

At Close of Business January 24, 2003

	Orbitex Focus 30 Fund — Class A	Large Capitalization Value Portfolio — Class I	Large Capitalization Value Portfolio — Class I Merged Assets
Net Assets	$ 294,433	$49,933,638	$50,228,071
Unrealized Appreciation (Depreciation)	$(399,722)	$ (4,794,816)	$ (5,194,538)
Shares Outstanding	30,383	4,021,739	4,045,453
Net Asset Value Per Share	$ 9.69	$ 12.42	$ 12.42

	Orbitex Focus 30 Fund — Class B	Large Capitalization Value Portfolio — Class B	Large Capitalization Value Portfolio — Class B Merged Assets
Net Assets	$1,701,814	$ 446,145	$2,147,959
Unrealized Appreciation (Depreciation)	$ (621,466)	$(102,907)	$ (724,373)
Shares Outstanding	179,161	37,189	179,046
Net Asset Value Per Share	$ 9.50	$ 12.00	$ 12.00

	Orbitex Focus 30 Fund — Class D	Large Capitalization Value Portfolio — Class I*	Large Capitalization Value Portfolio — Class I* Merged Assets
Net Assets	$4,834,800	$50,228,071	$55,062,871
Unrealized Appreciation (Depreciation)	$ 237,657	$ (5,194,538)	$ (4,956,881)
Shares Outstanding	494,082	4,045,453	4,434,866
Net Asset Value Per Share	$ 9.79	$ 12.42	$ 12.42

*   Amounts include Focus 30 Fund Class A assets merged into Large Capitalization Value Class I shares.

(c) As of the close of business on January 24, 2003, the Health & Biotechnology Portfolio acquired all of the net assets of the Orbitex Health & Biotechnology Fund, Orbitex Medical Sciences Fund and the Orbitex Life Sciences and Biotechnology Fund, Inc. (collectively the ''Orbitex Funds'') pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 17, 2003. The details of which are shown below:

At Close of Business January 24, 2003

	Orbitex Health & Biotechnology Fund Class A	Orbitex Medical Sciences Fund Class A	Orbitex Life Sciences & Biotechnology Fund, Inc.	Health & Biotechnology Portfolio Class A Merged Assets
Net Assets	$25,176,785	$4,956,005	$ 3,943,065	$34,075,855
Unrealized Appreciation (Depreciation)	$ (6,403,094)	$ (870,997)	$(1,767,314)	$ (9,041,405)
Shares Outstanding	2,272,706	1,180,943	376,673	3,076,024
Net Asset Value Per Share	$ 11.08	$ 4.20	$ 10.47	$ 11.08

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

	Orbitex Health & Biotechnology Fund Class B	Orbitex Medical Sciences Fund Class B	Health & Biotechnology Portfolio Class B Merged Assets
Net Assets	$39,656,871	$ 3,327,524	$42,984,395
Unrealized Appreciation (Depreciation)	$(1,067,145)	$(1,165,254)	$(2,232,399)
Shares Outstanding	3,661,643	810,636	3,968,883
Net Asset Value Per Share	$ 10.83	$ 4.10	$ 10.83

	Orbitex Health & Biotechnology Fund Class C	Orbitex Medical Sciences Fund Class C	Health & Biotechnology Portfolio Class C Merged Assets
Net Assets	$15,942,400	$82,203	$16,024,603
Unrealized Appreciation (Depreciation)	$(9,899,837)	$(8,980)	$(9,908,817)
Shares Outstanding	1,471,161	19,858	1,478,746
Net Asset Value Per Share	$ 10.84	$ 4.14	$ 10.84

   (d) As of the close of business on January 3, 2003, the Technology and Communications Portfolio acquired all the net assets of the Orbitex Info-Tech & Communications Fund and the Orbitex Emerging Technology Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003. The details of which are shown below:

At Close of Business January 3, 2003

	Orbitex Info-Tech & Communications Fund Class A	Orbitex Emerging Technology Fund Class A	Technology & Communications Portfolio Class A Merged Assets
Net Assets	$10,048,936	$6,609,827	$16,658,763
Unrealized Appreciation (Depreciation)	$ 9,262,671	$7,663,662	$16,926,333
Shares Outstanding	1,908,344	3,818,139	3,163,583
Net Asset Value Per Share	$ 5.27	$ 1.73	$ 5.27

	Orbitex Info-Tech & Communications Fund Class B	Orbitex Emerging Technology Fund Class B	Technology & Communications Portfolio Class B Merged Assets
Net Assets	$13,761,087	$ 1,767,376	$15,528,463
Unrealized Appreciation (Depreciation)	$ (780,479)	$(7,116,535)	$(7,897,014)
Shares Outstanding	2,714,243	1,043,630	3,062,840
Net Asset Value Per Share	$ 5.07	$ 1.69	$ 5.07

	Orbitex Info-Tech & Communications Fund Class C	Orbitex Emerging Technology Fund Class C	Technology & Communications Portfolio Class C Merged Assets
Net Assets	$ 1,670,600	$ 16,265	$ 1,686,865
Unrealized Appreciation (Depreciation)	$(7,469,577)	$(18,373)	$(7,487,950)
Shares Outstanding	327,533	9,455	330,722
Net Asset Value Per Share	$ 5.10	$ 1.72	$ 5.10

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

(e) As of the close of business on January 3, 2003, the Mid Capitalization Portfolio acquired all the net assets of the Orbitex Caterpillar Mid Cap Relative Value Fund and the Orbitex Growth Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003. The details of which are shown below:

At Close of Business January 3, 2003

	Orbitex Caterpillar Mid Cap Relative Value Fund Class A	Orbitex Growth Fund Class A	Mid Capitalization Portfolio Class A Merged Assets
Net Assets	$17,248,160	$5,145,698	$22,393,858
Unrealized Appreciation (Depreciation)	$ (2,806,003)	$1,426,310	$ (1,379,693)
Shares Outstanding	2,028,600	358,032	2,633,799
Net Asset Value Per Share	$ 8.50	$ 14.37	$ 8.50

	Orbitex Caterpillar Mid Cap Relative Value Fund Class B	Orbitex Growth Fund Class B	Mid Capitalization Portfolio Class B Merged Assets
Net Assets	$190,701	$ 3,616,800	$ 3,807,501
Unrealized Appreciation (Depreciation)	$ (6,837)	$(2,096,464)	$(2,103,301)
Shares Outstanding	22,510	256,292	449,429
Net Asset Value Per Share	$ 8.47	$ 14.11	$ 8.47

	Orbitex Caterpillar Mid Cap Relative Value Fund Class C	Orbitex Growth Fund Class C	Mid Capitalization Portfolio Class C Merged Assets
Net Assets	$72,317	$583,313	$655,630
Unrealized Appreciation (Depreciation)	$(3,174)	$ (49,493)	$ (52,667)
Shares Outstanding	8,543	41,234	77,453
Net Asset Value Per Share	$ 8.46	$ 14.15	$ 8.46

(f) As of the close of business on January 3, 2003, the Energy & Basic Materials Portfolio acquired all the net assets of the Orbitex Energy & Basic Materials Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003.

(g) As of the close of business on January 3, 2003, the Financial Services Portfolio acquired all the net assets of the Orbitex Financial Services Fund pursuant to a plan of reorganization approved by the shareholders of the Orbitex Funds on January 3, 2003.

7. SECURITIES LENDING

Under an agreement with the Bank of New York Co., Inc. (''BONY''), the Portfolios can lend their portfolio securities to brokers, dealers and other financial institutions approved by the Board of Trustees. Loans are collateralized by cash, in an amount at least equal to the market value of the securities loaned, which is invested in highly liquid, short-term instruments such as repurchase agreements collateralized by U.S. Government securities and money market funds in accordance with the Portfolios' security lending procedures. A portion of the income generated by the investment in the collateral, net of any rebates paid by BONY to the borrowers, is remitted to BONY as lending agent, and the remainder is paid to the Portfolios. Generally, in the event of a counter-party default, each Portfolio has the right to use the collateral to offset the losses incurred. There would be a potential loss to a Portfolio in the event such Portfolio is delayed or prevented from exercising its right to dispose of the collateral.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

At February 29, 2004, the following portfolios had securities on loan:

Portfolio	Market Value of Loaned Securities	Market Value of Collateral
Health & Biotechnology	$4,479,993	$4,551,862
Technology & Communications	2,228,518	2,278,735
Energy & Basic Materials	486,438	502,383
Mid Cap	2,877,348	2,940,537

At February 29, 2004, The percentage of total investment income derived from the investment of cash collateral retained by the lending agent, BONY, was as follows: 0.42% for the Health & Biotechnology Portfolio; 3.47% for the Technology & Communications Portfolio; 0.28% for the Energy & Basic Materials Portfolio; 0.01% for the Financial Services Portfolio; and 0.77% for the Mid Cap Portfolio.

8. DISTRIBUTIONS TO SHAREHOLDERS AND TAX COMPONENTS OF CAPITAL

The tax character of dividends paid during the period ended August 31, 2003 was as follows:

Portfolio	Ordinary Income	Tax Exempt Income	Long Term Capital Gains	Total
Large Capitalization Value	—	—	—	—
Large Capitalization Growth	—	—	—	—
Mid Cap	—	—	—	—
Small Capitalization	—	—	$2,210,000	$2,210,000
International Equity	—	—	—	—
Health & Biotechnology	—	—	—	—
Technology & Communications	—	—	—	—
Energy & Basic Materials	—	—	—	—
Financial Services	—	—	—	—
Investment Quality Bond	$929,092	—	735,000	1,664,092
Municipal Bond	1,895	$269,637	36,870	308,402
U.S. Government Money Market	41,037	—	—	41,037

The tax character of dividends paid during the period ended August 31, 2002 was as follows:

Portfolio	Ordinary Income	Tax Exempt Income	Long Term Capital Gains	Total
Large Capitalization Value	$2,717,336	—	$5,117,452	$7,834,788
Large Capitalization Growth	—	—	194,366	194,366
Small Capitalization	4,306,519	—	464,137	4,770,656
International Equity	—	—	—	—
Investment Quality Bond	1,524,514	—	88,905	1,613,419
Municipal Bond	—	$310,487	17,369	327,856
U.S. Government Money Market	567,366	—	—	567,366

The Mid Cap, Health & Biotechnology, Technology & Communications, Energy & Basic Materials and Financial Services Portfolios did not pay any dividends during the year ended April 30, 2003. The fiscal year end for these portfolios has been changed from April 30 to August 31.

Period Ended February 29, 2004 (Unaudited) (Continued)

NOTES TO FINANCIAL STATEMENTS

As of each of the Portfolio's tax year-end, the components of distributable earnings on a tax basis were as follows:

Portfolio	Capital Loss Carry Forwards	Undistributed Long Term Capital Gains	Post October Loss Deferrals	Undistributed Ordinary Income	Undistributed Tax Exempt Income	Unrealized Appreciation (Depreciation)	Total
Large Capitalization Value	$ (17,649,716)	$ —	$(4,875,935)	$ —	$ —	$ 5,678,253	$ (16,847,398)
Large Capitalization Growth	(22,719,305)	—	(783,819)	—	—	4,197,793	(19,305,331)
Mid Cap	(4,809,946)	—	—	—	—	3,778,003	(1,031,943)
Small Capitalization	—	430,379	(1,187,307)	—	—	3,323,792	2,566,864
International Equity	(4,512,581)	—	(5,896,977)	—	—	156,948	(10,252,610)
Health & Biotechnology	(131,160,797)	—	—	—	—	(1,846,560)	(133,007,357)
Technology & Communications	(273,084,719)	—	—	—	—	10,195,878	(262,888,841)
Energy & Basic Materials	(2,127,603)	—	—	—	—	517,496	(1,610,107)
Financial Services	(414,194)	—	—	—	—	380,186	(34,008)
Investment Quality Bond	—	506,061	—	233,644	—	643,574	1,383,279
Municipal Bond	—	—	(1,461)	30,886	660	95,575	125,660
U.S. Government Money Market	—	—	—	—	—	—	—

The difference between book basis and tax basis distributable earnings, if any, is due primarily to different book and tax year-ends, the tax deferral of losses on wash sales and the tax deferral of losses incurred after October 31.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period)

	Mid Cap Portfolio — Class A Shares		
	Six Months Ended February 29, 2004[1][2]	**Period Ended August 31, 2003**[2]	**July 1, 2002**[3] **to April 30, 2003**[2]
Net Asset Value, Beginning of Period	$ 10.38	$ 8.63	$ 10.00
Income (Loss) from Investment Operations:			
Net investment income (loss)	(0.05)	(0.03)	(0.07)
Net realized and unrealized gain (loss)	1.59	1.78	(1.30)
Total from investment operations	1.54	1.75	(1.37)
Dividends and Distributions:			
Dividends from net investment income	—	—	—
Distributions from realized gains	—	—	—
Total dividends and distributions	—	—	—
Net Asset Value, End of Period	$ 11.92	$ 10.38	$ 8.63
Total Return*	14.84%	20.28%	(13.70)%
Ratios and Supplemental Data:			
Net assets, end of period (000s)	$27,660	$26,449	$22,407
Ratio of net operating expenses to average net assets[4][5]	2.22%	2.29%	2.72%
Ratio of net investment income to average net assets[4][5]	(0.93)%	(1.03)%	(1.06)%
Portfolio Turnover Rate	44%	19%	71%

(1)   Unaudited.

(2)   Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3)   Commencement of offering.

(4)   Annualized for periods less than one year.

(5)   Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Mid Cap Portfolio: 2.22% and (0.93)%, respectively, for the period ended February 29, 2004; 2.29% and (1.03)%, respectively, for the period ended August 31, 2003; and 2.78% and (1.14)%, respectively, for the period ended April 30, 2003.

*   Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Health & Biotechnology Portfolio — Class A Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	July 15, 1999[3] to April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 11.43	$ 11.57	$ 14.94	$ 16.53	$ 17.33	$ 10.00
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.07)	(0.05)	(0.19)	(0.26)	(0.32)	(0.21)[5]
Net realized and unrealized gain (loss)	1.45	(0.09)	(3.18)	(1.33)	0.03	7.54
Total from investment operations	1.38	(0.14)	(3.37)	(1.59)	(0.29)	7.33
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.51)	—
Total dividends and distributions	—	—	—	—	(0.51)	—
Net Asset Value, End of Period	$ 12.81	$ 11.43	$ 11.57	$ 14.94	$ 16.53	$ 17.33
Total Return*	12.07%	(1.21)%	(22.56)%	(9.62)%	(2.36)%	73.30%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$24,103	$26,606	$30,435	$52,964	$77,112	$ 66,418
Ratio of net operating expenses to average net assets[4][6]	2.70%	2.70%	2.54%	2.20%	2.00%	2.00%
Ratio of net investment income to average net assets[4][6]	(1.20)%	(1.15)%	(1.65)%	(1.48)%	(1.55)%	(1.33)%
Portfolio Turnover Rate	38%	10%	144%	172%	255%	144%

Technology & Communications Portfolio — Class A Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	Year Ended April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 6.69	$ 5.38	$ 7.54	$ 16.21	$ 58.99	$ 30.62
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.09)	(0.05)	(0.12)	(0.20)	(0.62)	(0.77)
Net realized and unrealized gain (loss)	0.58	1.36	(2.04)	(8.47)	(26.25)	32.60
Total from investment operations	0.49	1.31	(2.16)	(8.67)	(26.87)	31.83
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(15.91)	(3.46)
Total dividends and distributions	—	—	—	—	(15.91)	(3.46)
Net Asset Value, End of Period	$ 7.18	$ 6.69	$ 5.38	$ 7.54	$ 16.21	$ 58.99
Total Return*	7.32%	24.35%	(28.65)%	(53.49)%	(57.91)%	106.44%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$17,393	$18,249	$15,510	$19,736	$51,444	$182,182
Ratio of net operating expenses to average net assets[4][7]	2.69%	2.70%	2.56%	2.28%	2.00%	2.00%
Ratio of net investment income to average net assets[4][7]	(2.53)%	(2.57)%	(2.15)%	(1.93)%	(1.54)%	(1.55)%
Portfolio Turnover Rate	42%	21%	263%	671%	1045%	222%

(1)   Unaudited.

(2)   Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3)   Commencement of offering.

(4)   Annualized for periods less than one year.

(5)   Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Portfolio shares in relation to fluctuating market values of the Portfolio's investment.

(6)   Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Health & Biotechnology Portfolio: 2.71% and (1.21)%, respectively, for the period ended February 29, 2004; 2.75% and (1.20)%, respectively, for the period ended August 31, 2003; and 2.65% and (1.76)%, respectively, for the year ended April 30, 2003; 2.31% and (1.59)%, respectively, for the year ended April 30, 2002; 2.22% and (1.77)%, respectively, for the year ended April 30, 2001; and 3.02% and (2.35)%, respectively, for the period ended April 30, 2000.

(7)   Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Technology & Communications Portfolio: 2.69% and (2.53)%, respectively, for the period ended February 29, 2004; 3.06% and (2.93)%, respectively, for the period ended August 31, 2003; and 3.59% and (3.18)%, respectively, for the year ended April 30, 2003; 2.80% and (2.45)%, respectively, for the year ended April 30, 2002; 2.14% and (1.68)%, respectively, for the year ended April 30, 2001; and 2.29% and (1.84)%, respectively, for the year ended April 30, 2000.

*   Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Energy & Basic Materials Portfolio — Class A Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	Year Ended April 30, 2000[2]
Net Asset Value, Beginning of Period	$14.52	$12.94	$17.04	$20.43	$18.62	$14.92
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.08)	(0.01)	(0.17)	(0.22)	(0.12)	(0.07)
Net realized and unrealized gain (loss)	2.69	1.59	(3.93)	(1.63)	3.18	3.77
Total from investment operations	2.61	1.58	(4.10)	(1.85)	3.06	3.70
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	(1.54)	(1.25)	—
Total dividends and distributions	—	—	—	(1.54)	(1.25)	—
Net Asset Value, End of Period	$17.13	$14.52	$12.94	$17.04	$20.43	$18.62
Total Return*	17.98%	12.21%	(24.06)%	(7.14)%	18.83%	24.80%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$2,310	$2,269	$2,221	$4,490	$8,163	$3,658
Ratio of net operating expenses to average net assets[4][5]	2.70%	2.70%	2.54%	2.29%	2.00%	2.00%
Ratio of net investment income to average net assets[4][5]	(1.02)%	(0.28)%	(1.18)%	(1.39)%	(0.93)%	(0.48)%
Portfolio Turnover Rate	38%	22%	705%	835%	476%	735%

Financial Services Portfolio — Class A Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	August 1, 2000[3] to April 30, 2001
Net Asset Value, Beginning of Period	$11.02	$ 9.97	$11.40	$10.92	$10.00
Income (Loss) from Investment Operations:					
Net investment income (loss)	(0.07)	(0.04)	(0.07)	(0.08)	(0.01)
Net realized and unrealized gain (loss)	1.60	1.09	(1.36)	0.56	0.98
Total from investment operations	1.53	1.05	(1.43)	0.48	0.97
Dividends and Distributions:					
Dividends from net investment income	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.05)
Total dividends and distributions	—	—	—	—	(0.05)
Net Asset Value, End of Period	$12.55	$11.02	$ 9.97	$11.40	$10.92
Total Return*	13.88%	10.53%	(12.54)%	4.40%	9.71%
Ratios and Supplemental Data:					
Net assets, end of period (000s)	$1,492	$1,650	$1,684	$2,956	$5,883
Ratio of net operating expenses to average net assets[4][6]	2.70%	2.70%	2.55%	2.30%	2.00%
Ratio of net investment income to average net assets[4][6]	(1.17)%	(1.22)%	(0.73)%	(0.74)%	(0.13)%
Portfolio Turnover Rate	80%	32%	67%	55%	21%

(1)   Unaudited.

(2)   Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3)   Commencement of offering.

(4)   Annualized for periods less than one year.

(5)   Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Energy & Basic Materials Portfolio: 3.32% and (1.64)%, respectively, for the period ended February 29, 2004; 4.37% and (1.95)%, respectively, for the period ended August 31, 2003; and 4.40% and (3.04)%, respectively, for the year ended April 30, 2003; 3.86% and (2.96)%, respectively, for the year ended April 30, 2002; 3.73% and (2.66)%, respectively, for the year ended April 30, 2001; and 4.80% and (3.28)%, respectively, for the year ended April 30, 2000.

(6)   Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Financial Services Portfolio: 3.15% and (1.62)%, respectively, for the period ended February 29, 2004; 2.70% and (1.22)%, respectively, for the period ended August 31, 2003; and 6.44% and (4.62)%, respectively, for the year ended April 30, 2003; 4.96% and (3.40)%, respectively, for the year ended April 30, 2002; 4.65% and (2.78)%, respectively, for the period ended April 30, 2001.

*   Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

68

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Large Cap Value Portfolio — Class B Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$14.13	$12.63	$ 18.89	$18.25	$20.50	$20.21
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.05)	(0.13)	0.04	(0.10)	0.13	(0.02)
Net realized and unrealized gain (loss)	2.19	1.63	(4.69)	1.31	(0.41)	0.31
Total from investment operations	2.14	1.50	(4.65)	1.21	(0.28)	0.29
Dividends and Distributions:						
Dividends from net investment income	—	—	—	(0.11)	(0.17)	—
Distributions from realized gains	—	—	(1.61)	(0.46)	(1.80)	—
Total dividends and distributions	—	—	(1.61)	(0.57)	(1.97)	—
Net Asset Value, End of Period	$16.27	$14.13	$ 12.63	$18.89	$18.25	$20.50
Total Return*	15.14%	11.88%	(26.71)%	6.63%	(1.33)%	1.43%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$2,846	$2,273	$ 652	$1,186	$1,280	$ 172
Ratio of net operating expenses to average net assets[6]	2.55%[4]	2.96%	2.40%	1.86%	1.78%	1.72%[5]
Ratio of net investment income to average net assets[6]	(0.72)%[4]	(1.05)%	(0.73)%	(0.30)%	(0.03)%	(0.53)%[5]
Portfolio Turnover Rate	69%	85%	84%	86%	90%	67%

Large Cap Growth Portfolio — Class B Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$12.15	$10.96	$14.71	$32.99	$26.75	$24.74
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.11)	(0.22)	(0.10)	(0.32)	(0.13)	(0.04)
Net realized and unrealized gain (loss)	0.56	1.41	(3.61)	(14.78)	8.03	2.05
Total from investment operations	0.45	1.19	(3.71)	(15.10)	7.90	2.01
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	(0.04)	(3.18)	(1.66)	—
Total dividends and distributions	—	—	(0.04)	(3.18)	(1.66)	—
Net Asset Value, End of Period	$12.60	$12.15	$10.96	$14.71	$32.99	$26.75
Total Return*	3.70%	10.86%	(25.29)%	(48.78)%	30.22%	8.12%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 292	$ 298	$ 547	$1,140	$2,801	$ 204
Ratio of net operating expenses to average net assets[7]	2.63%[4]	3.00%	2.40%	1.85%	1.67%	1.19%[5]
Ratio of net investment income to average net assets[7]	(1.84)%[4]	(2.07)%	(1.55)%	(1.17)%	(1.16)%	(0.73)%[5]
Portfolio Turnover Rate	48%	60%	32%	36%	33%	39%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Annualized.

(5) Not annualized.

(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Large Cap Value Portfolio: 2.55% and (0.72)%, respectively, for the period ended February 29, 2004; 2.96% and (1.05)%, respectively, for the year ended August 31, 2003; 2.50% and (0.83)%, respectively, for the year ended August 31, 2002; 1.86% and (0.30)%, respectively, for the year ended August 31, 2001; 1.78% and (0.03)%, respectively, for the year ended August 31, 2000; and 2.21% and 1.02%, respectively, for the period ended August 31, 1999.

(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Large Cap Growth Portfolio: 2.63% and (1.84)%, respectively, for the period ended February 29, 2004; 3.01% and (2.08)%, respectively, for the year ended August 31, 2003; 2.51% and (1.66)%, respectively, for the year ended August 31, 2002; 1.90% and (1.17)%, respectively, for the year ended August 31, 2001; 1.72% and (1.11)%, respectively, for the year ended August 31, 2000; and 3.31% and (2.86)%, respectively, for the period ended August 31, 1999.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

69

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

	Mid Cap Portfolio — Class B Shares		
	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	July 1, 2002[3] to April 30, 2003[2]
Net Asset Value, Beginning of Period	$10.30	$ 8.58	$ 10.00
Income (Loss) from Investment Operations:			
Net investment income (loss)	(0.08)	(0.05)	(0.11)
Net realized and unrealized gain (loss)	1.57	1.77	(1.31)
Total from investment operations	1.49	1.72	(1.42)
Dividends and Distributions:			
Dividends from net investment income	—	—	—
Distributions from realized gains	—	—	—
Total dividends and distributions	—	—	—
Net Asset Value, End of Period	$11.79	$10.30	$ 8.58
Total Return*	14.47%	20.05%	(14.20)%
Ratios and Supplemental Data:			
Net assets, end of period (000s)	$3,881	$3,824	$ 3,409
Ratio of net operating expenses to average net assets[6]	2.82%[4]	2.89%	3.04%[4]
Ratio of net investment income to average net assets[6]	(1.53)%[4]	(1.63)%	(1.57)%[4]
Portfolio Turnover Rate	44%	19%	71%

	Small Cap Portfolio — Class B Shares					
	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$10.73	$ 9.86	$ 11.74	$12.70	$10.04	$ 9.33
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.08)	(0.15)	(0.04)	(0.11)	(0.06)	(0.02)
Net realized and unrealized gain (loss)	1.54	1.84	(0.66)	0.30	2.84	0.73
Total from investment operations	1.46	1.69	(0.70)	0.19	2.78	0.71
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	(0.22)	(0.82)	(1.18)	(1.15)	(0.12)	—
Total dividends and distributions	(0.22)	(0.82)	(1.18)	(1.15)	(0.12)	—
Net Asset Value, End of Period	$11.97	$10.73	$ 9.86	$11.74	$12.70	$10.04
Total Return*	13.68%	18.80%	(6.42)%	2.62%	28.17%	7.61%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 276	$ 242	$ 409	$ 422	$ 436	$ 73
Ratio of net operating expenses to average net assets[7]	2.62%[4]	2.96%	2.43%	2.08%	2.04%	1.42%
Ratio of net investment income to average net assets[7]	(1.38)%[4]	(1.62)%	(1.26)%	(0.92)%	(1.11)%	(1.02)%
Portfolio Turnover Rate	9%	20%	17%	96%	59%	32%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Annualized.

(5) Not annualized

(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Mid Cap Portfolio: 2.82% and (1.53)%, respectively, for the period ended February 29, 2004; 2.89% and (1.63)%, respectively, for the period ended August 31, 2003; and 3.06% and (1.59)%, respectively, for the period ended April 30, 2003.

(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Small Cap Portfolio: 2.62% and (1.38)%, respectively, for the period ended February 29, 2004; 2.96% and (1.62)%, respectively, for the year ended August 31, 2003; 2.61% and (1.44)%, respectively, for the year ended August 31, 2002; 2.09% and (0.92)%, respectively, for the year ended August 31, 2001; 2.07% and (1.08)%, respectively, for the year ended August 31, 2000; and 1.43% and (1.02)%, respectively, for the period ended August 31, 1999.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

	International Equity Portfolio — Class B Shares					
	Six Months Ended February 29, 2004(1)(2)	Year Ended August 31, 2003(2)	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999(3) to August 31, 1999
Net Asset Value, Beginning of Period	$ 6.94	$ 6.86	$ 8.87	$ 15.41	$ 13.09	$ 12.29
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.07)	(0.11)	(0.01)	(0.10)	—	(0.02)
Net realized and unrealized gain (loss)	1.93	0.19	(2.00)	(5.19)	2.58	0.82
Total from investment operations	1.86	0.08	(2.01)	(5.29)	2.58	0.80
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	(0.08)	—
Distributions from realized gains	—	—	—	(1.25)	(0.18)	—
Total dividends and distributions	—	—	—	(1.25)	(0.26)	—
Net Asset Value, End of Period	$ 8.80	$ 6.94	$ 6.86	$ 8.87	$ 15.41	$ 13.09
Total Return*	26.80%	1.17%	(22.66)%	(36.40)%	19.71%	6.51%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 57	$ 38	$ 132	$ 285	$ 420	$ 68
Ratio of net operating expenses to average net assets(7)	3.30%(4)	3.30%	2.51%	1.99%	2.02%	2.16%(5)
Ratio of net investment income to average net assets(7)	(1.68)%(4)	(1.24)%	(1.03)%	(0.95)%	(0.67)%	(0.77)%(5)
Portfolio Turnover Rate	155%	385%	24%	45%	45%	46%

	Health & Biotechnology Portfolio — Class B Shares					
	Six Months Ended February 29, 2004(1)(2)	Period Ended August 31, 2003(2)	Year Ended April 30, 2003(2)	Year Ended April 30, 2002(2)	Year Ended April 30, 2001	July 15, 1999(3) to April 30, 2000(2)
Net Asset Value, Beginning of Period	$ 11.14	$ 11.29	$ 14.67	$ 16.33	$ 17.28	$ 10.00
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.10)	(0.07)	(0.26)	(0.36)	(0.42)	(0.31)
Net realized and unrealized gain (loss)	1.40	(0.08)	(3.12)	(1.30)	(0.02)	7.59(6)
Total from investment operations	1.30	(0.15)	(3.38)	(1.66)	(0.44)	7.28
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.51)	—
Total dividends and distributions	—	—	—	—	(0.51)	—
Net Asset Value, End of Period	$ 12.44	$ 11.14	$ 11.29	$ 14.67	$ 16.33	$ 17.28
Total Return*	11.67%	(1.33)%	(23.04)%	(10.17)%	(3.24)%	72.80%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$34,513	$37,288	$40,997	$70,851	$89,831	$74,925
Ratio of net operating expenses to average net assets(8)	3.30%(4)	3.30%	3.14%	2.79%	2.60%	2.60%(4)
Ratio of net investment income to average net assets(8)	(1.80)%(4)	(1.75)%	(2.25)%	(2.08)%	(2.14)%	(1.94)%(4)
Portfolio Turnover Rate	38%	10%	144%	172%	255%	144%

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Portfolio shares in relation to fluctuating market values of the Portfolio's investment.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the International Equity Portfolio: 3.55% and (1.93)%, respectively, for the period ended February 29, 2004; 3.50% and (1.44)%, respectively, for the year ended August 31, 2003; 3.01% and (1.53)%, respectively, for the year ended August 31, 2002; 2.18% and (0.95)%, respectively, for the year ended August 31, 2001; 2.18% and (0.51)%, respectively, for the year ended August 31, 2000; and 2.84% and (1.45)%, respectively, for the period ended August 31, 1999.
(8) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Health & Biotechnology Portfolio: 3.31% and (1.80)%, respectively, for the period ended February 29, 2004; 3.35% and (1.80)%, respectively, for the period ended August 31, 2003; and 3.25% and (2.36)%, respectively, for the year ended April 30, 2003; 2.91% and (2.20)%, respectively, for the year ended April 30, 2002; 2.81% and (2.35)%, respectively, for the year ended April 30, 2001; and 3.37% and (2.71)%, respectively, for the period ended April 30, 2000.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

71

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Technology & Communications Portfolio — Class B Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	Year Ended April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 6.41	$ 5.17	$ 7.29	$ 15.81	$ 58.35	$ 30.48
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.10)	(0.06)	(0.15)	(0.26)	(0.63)	(1.10)
Net realized and unrealized gain (loss)	0.56	1.30	(1.97)	(8.26)	(26.00)	32.43
Total from investment operations	0.46	1.24	(2.12)	(8.52)	(26.63)	31.33
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(15.91)	(3.46)
Total dividends and distributions	—	—	—	—	(15.91)	(3.46)
Net Asset Value, End of Period	$ 6.87	$ 6.41	$ 5.17	$ 7.29	$ 15.81	$ 58.35
Total Return*	7.18%	23.98%	(29.08)%	(53.89)%	(58.17)%	105.25%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$16,904	$17,434	$14,821	$24,500	$66,333	$185,508
Ratio of net operating expenses to average net assets[3][4]	3.29%	3.30%	3.16%	2.88%	2.60%	2.60%
Ratio of net investment income to average net assets[3][4]	(3.13)%	(3.17)%	(2.75)%	(2.53)%	(2.13)%	(2.15)%
Portfolio Turnover Rate	42%	21%	263%	671%	1045%	222%

Energy & Basic Materials Portfolio — Class B Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	Year Ended April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 14.15	$ 12.63	$ 16.73	$ 20.26	$ 18.58	$ 14.98
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.12)	(0.04)	(0.25)	(0.31)	(0.18)	(0.18)
Net realized and unrealized gain (loss)	2.61	1.56	(3.85)	(1.68)	3.11	3.78
Total from investment operations	2.49	1.52	(4.10)	(1.99)	2.93	3.60
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	(1.54)	(1.25)	—
Total dividends and distributions	—	—	—	(1.54)	(1.25)	—
Net Asset Value, End of Period	$ 16.64	$ 14.15	$ 12.63	$ 16.73	$ 20.26	$ 18.58
Total Return*	17.60%	12.03%	(24.51)%	(7.91)%	18.15%	24.03%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 2,984	$ 2,918	$ 2,868	$ 4,977	$ 6,317	$ 2,377
Ratio of net operating expenses to average net assets[3][5]	3.30%	3.30%	3.14%	2.90%	2.60%	2.60%
Ratio of net investment income to average net assets[3][5]	(1.60)%	(0.88)%	(1.78)%	(2.01)%	(1.50)%	(1.12)%
Portfolio Turnover Rate	38%	22%	705%	835%	476%	735%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Annualized for periods less than one year.

(4) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Technology & Communications Portfolio: 3.29% and (3.13)%, respectively, for the period ended February 29, 2004; 3.66% and (3.53)%, respectively, for the period ended August 31, 2003; 4.19% and (3.78)%, respectively, for the year ended April 30, 2003; 3.41% and (3.06)%, respectively, for the year ended April 30, 2002; 2.75% and (2.29)%, respectively, for the year ended April 30, 2001; and 2.80% and (2.35)%, respectively, for the year ended April 30, 2000.

(5) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Energy & Basic Materials Portfolio: 3.92% and (2.22)%, respectively, for the period ended February 29, 2004; 4.97% and (2.55)%, respectively, for the period ended August 31, 2003; 5.00% and (3.64)%, respectively, for the year ended April 30, 2003; 4.53% and (3.64)%, respectively, for the year ended April 30, 2002; 4.32% and (3.22)%, respectively, for the year ended April 30, 2001; and 4.67% and (3.19)%, respectively, for the year ended April 30, 2000.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

	Financial Services Portfolio — Class B Shares				
	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	August 1, 2000[3] to April 30, 2001
Net Asset Value, Beginning of Period	$10.83	$ 9.82	$11.30	$10.88	$10.00
Income (Loss) from Investment Operations:					
Net investment income (loss)	(0.10)	(0.06)	(0.13)	(0.15)	(0.04)
Net realized and unrealized gain (loss)	1.56	1.07	(1.35)	0.57	0.97
Total from investment operations	1.46	1.01	(1.48)	0.42	0.93
Dividends and Distributions:					
Dividends from net investment income	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.05)
Total dividends and distributions	—	—	—	—	(0.05)
Net Asset Value, End of Period	$12.29	$10.83	$ 9.82	$11.30	$10.88
Total Return*	13.48%	10.29%	(13.10)%	3.86%	9.31%
Ratios and Supplemental Data:					
Net assets, end of period	$2,400	$2,231	$2,130	$2,895	$4,419
Ratio of net operating expenses to average net assets[6]	3.30%[4]	3.30%	3.15%	2.94%	2.60%[4]
Ratio of net investment income to average net assets[6]	(1.77)%[4]	(1.82)%	(1.33)%	(1.39)%	(0.73)%[4]
Portfolio Turnover Rate	80%	32%	67%	55%	21%

	Investment Quality Bond Portfolio — Class B Shares					
	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$10.52	$10.70	$10.42	$ 9.89	$ 9.88	$10.29
Income (Loss) from Investment Operations:						
Net investment income (loss)	0.08	0.20	0.53	0.42	0.46	0.28
Net realized and unrealized gain (loss)	0.14	0.06	0.18	0.53	0.01	(0.41)
Total from investment operations	0.22	0.26	0.71	0.95	0.47	(0.13)
Dividends and Distributions:						
Dividends from net investment income	(0.08)	(0.20)	(0.41)	(0.42)	(0.46)	(0.28)
Distributions from realized gains	(0.38)	(0.24)	(0.02)	—	—	—
Total dividends and distributions	(0.46)	(0.44)	(0.43)	(0.42)	(0.46)	(0.28)
Net Asset Value, End of Period	$10.28	$10.52	$10.70	$10.42	$ 9.89	$ 9.88
Total Return*	2.17%	2.49%	7.04%	9.80%	4.88%	(1.32)%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 126	$ 262	$ 453	$ 339	$ 125	$ 64
Ratio of net operating expenses to average net assets[7]	2.40%[4]	2.40%	2.23%	1.91%	1.92%	1.07%
Ratio of net investment income to average net assets[7]	1.53%[4]	1.88%	3.87%	4.06%	4.68%	2.23%
Portfolio Turnover Rate	1.00%	66%	46%	52%	52%	62%

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Financial ServicesPortfolio: 3.74% and (2.21)%, respectively, for the period ended February 29, 2004; 3.30% and (1.82)%, respectively, for the period ended August 31, 2003; 7.04% and (5.22)%, respectively, for the year ended April 30, 2003; 5.60% and (4.05)%, respectively, for the year ended April 30, 2002; 5.32% and (3.45)%, respectively, for the period ended April 30, 2001.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Investment Quality Bond Portfolio: 2.77% and 1.16%, respectively, for the period ended February 29, 2004; 2.70% and 1.58%, respectively, for the year ended August 31, 2003; 2.44% and 3.66%, respectively, for the year ended August 31, 2002; 2.06% and 4.06%, respectively, for the year ended August 31, 2001; 1.96% and 4.72%, respectively, for the year ended August 31, 2000; and 1.13% and 2.29%, respectively, for the period ended August 31, 1999.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

	Municipal Bond Portfolio — Class B Shares					
	Six Months Ended February 29, 2004[(1)(2)]	Year Ended August 31, 2003[(2)]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[(3)] to August 31, 1999
Net Asset Value, Beginning of Period	$10.34	$10.63	$10.66	$10.10	$10.00	$10.66
Income (Loss) from Investment Operations:						
Net investment income (loss)	0.13	0.24	0.26	0.32	0.34	0.25
Net realized and unrealized gain (loss)	0.42	(0.18)	0.04	0.56	0.16	(0.66)
Total from investment operations	0.60	0.06	0.30	0.88	0.50	(0.41)
Dividends and Distributions:						
Dividends from net investment income	(0.13)	(0.24)	(0.31)	(0.32)	(0.34)	(0.25)
Distributions from realized gains	(0.06)	(0.11)	(0.02)	—	(0.06)	—
Total dividends and distributions	(0.24)	(0.35)	(0.33)	(0.32)	(0.40)	(0.25)
Net Asset Value, End of Period	$10.70	$10.34	$10.63	$10.66	$10.10	$10.00
Total Return*	5.36%	0.58%	2.89%	8.85%	5.14%	(3.91)%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 15	$ 14	$ 24	$ 39	$ 16	$ 8
Ratio of net operating expenses to average net assets[(6)]	2.40%[(4)]	2.40%	2.27%	2.19%	2.19%	1.24%[(5)]
Ratio of net investment income to average net assets[(6)]	2.39%[(4)]	2.30%	2.97%	3.02%	3.38%	1.76%[(5)]
Portfolio Turnover Rate	8%	11%	48%	21%	12%	23%

	U.S. Government Money Market Portfolio — Class B Shares					
	Six Months Ended February 29, 2004[(1)(2)]	Year Ended August 31, 2003[(2)]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[(3)] to August 31, 1999
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.00)**	0.00**	0.01	0.04	0.04	0.02
Net realized and unrealized gain (loss)	—	—	—	—	—	—
Total from investment operations	(0.00)**	0.00**	0.01	0.04	0.04	0.02
Dividends and Distributions:						
Dividends from net investment income	(0.00)**	(0.00)**	(0.01)	(0.04)	(0.04)	(0.02)
Distributions from realized gains	—	—	—	—	—	—
Total dividends and distributions	(0.00)**	(0.00)**	(0.01)	(0.04)	(0.04)	(0.02)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return*	0.01%	0.04%	0.73%	3.67%	4.10%	1.94%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 166	$ 195	$ 97	$ 109	$ 115	$ 70
Ratio of net operating expenses to average net assets[(7)]	1.11%[(4)]	1.27%	2.07%	1.89%	1.87%	1.06%[(5)]
Ratio of net investment income to average net assets[(7)]	(0.05)%[(4)]	0.08%	0.35%	3.56%	4.06%	1.82%[(5)]
Portfolio Turnover Rate	N/A	N/A	N/A	N/A	N/A	N/A

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Municipal Bond Portfolio: 2.68% and 2.11%, respectively, for the period ended February 29, 2004; 3.07% and 1.63%, respectively, for the year ended August 31, 2003; 3.38% and 1.86%, respectively, for the year ended August 31, 2002; 2.54% and 3.02%, respectively, for the year ended August 31, 2001; 3.11% and 2.78%, respectively, for the year ended August 31, 2000; and 1.44% and 1.96%, respectively, for the period ended August 31, 1999.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the U.S. Government Money Market Portfolio: 2.75% and (1.69)%, respectively, for the period ended February 29, 2004; 2.72% and (1.37)%, respectively, for the year ended August 31, 2003; 2.38% and 0.04%, respectively, for the year ended August 31, 2002; 1.89% and 3.56%, respectively, for the year ended August 31, 2001; 1.87% and 4.06%, respectively, for the year ended August 31, 2000; and 1.10% and 1.78%, respectively, for the period ended August 31, 1999.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.
** Per share amount represents less than $0.01 per share.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Large Cap Value Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$14.13	$12.63	$ 18.90	$18.27	$20.52	$20.21
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.05)	(0.13)	0.03	(0.08)	0.05	0.04
Net realized and unrealized gain (loss)	2.18	1.63	(4.69)	1.28	(0.33)	0.27
Total from investment operations	2.13	1.50	(4.66)	1.20	(0.28)	0.31
Dividends and Distributions:						
Dividends from net investment income	—	—	—	(0.11)	(0.17)	—
Distributions from realized gains	—	—	(1.61)	(0.46)	(1.80)	—
Total dividends and distributions	—	—	(1.61)	(0.57)	(1.97)	—
Net Asset Value, End of Period	$16.26	$14.13	$ 12.63	$18.90	$18.27	$20.52
Total Return*	15.07%	11.88%	(26.75)%	6.62%	(1.39)%	1.53%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$2,967	$2,605	$ 2,740	$3,532	$3,509	$1,138
Ratio of net operating expenses to average net assets[6]	2.54%[4]	2.96%	2.41%	1.86%	1.85%	0.61%[5]
Ratio of net investment income to average net assets[6]	(0.72)%[4]	(1.05)%	(0.72)%	(0.30)%	(0.13)%	0.56%[5]
Portfolio Turnover Rate	69%	85%	84%	86%	90%	67%

Large Cap Growth Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$12.19	$10.98	$ 14.74	$ 33.05	$26.78	$24.74
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.11)	(0.22)	(0.10)	(0.21)	(0.26)	(0.10)
Net realized and unrealized gain (loss)	0.55	1.43	(3.62)	(14.92)	8.19	2.14
Total from investment operations	0.44	1.21	(3.72)	(15.13)	7.93	2.04
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	(0.04)	(3.18)	(1.66)	—
Total dividends and distributions	—	—	(0.04)	(3.18)	(1.66)	—
Net Asset Value, End of Period	$12.63	$12.19	$ 10.98	$ 14.74	$33.05	$26.78
Total Return*	3.61%	11.02%	(25.30)%	(48.78)%	30.30%	8.25%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$1,948	$1,934	$ 2,051	$ 3,506	$7,017	$2,209
Ratio of net operating expenses to average net assets[7]	2.63%[4]	3.00%	2.40%	1.85%	1.59%	1.22%[5]
Ratio of net investment income to average net assets[7]	(1.86)%[4]	(2.07)%	(1.56)%	(1.17)%	(1.06)%	(0.82)%[5]
Portfolio Turnover Rate	48%	60%	32%	36%	33%	39%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Annualized.

(5) Not annualized.

(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Large Cap Value Portfolio: 2.54% and (0.72)%, respectively, for the period ended February 29, 2004; 2.96% and (1.05)%, respectively, for the year ended August 31, 2003; 2.52% and (0.83)%, respectively, for the year ended August 31, 2002; 1.86% and (0.30)%, respectively, for the year ended August 31, 2001; 1.85% and (0.13)%, respectively, for the year ended August 31, 2000; and 1.41% and 1.36%, respectively, for the period ended August 31, 1999.

(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Large Cap Growth Portfolio: 2.63% and (1.86)%, respectively, for the period ended February 29, 2004; 3.01% and (2.08)%, respectively, for the year ended August 31, 2003; 2.52% and (1.68)%, respectively, for the year ended August 31, 2002; 1.90% and (1.17)%, respectively, for the year ended August 31, 2001; 1.63% and (1.02)%, respectively, for the year ended August 31, 2000; and 1.34% and (0.94)%, respectively, for the period ended August 31, 1999.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Mid Cap Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	July 1, 2002[3] to April 30, 2003[2]
Net Asset Value, Beginning of Period	$10.29	$ 8.57	$ 10.00
Income (Loss) from Investment Operations:			
Net investment income (loss)	(0.08)	(0.05)	(0.11)
Net realized and unrealized gain (loss)	1.57	1.77	(1.32)
Total from investment operations	1.49	1.72	(1.43)
Dividends and Distributions:			
Dividends from net investment income	—	—	—
Distributions from realized gains	—	—	—
Total dividends and distributions	—	—	—
Net Asset Value, End of Period	$11.78	$10.29	$ 8.57
Total Return*	14.48%	20.07%	(14.30)%
Ratios and Supplemental Data:			
Net assets, end of period (000s)	$ 841	$ 725	$ 583
Ratio of net operating expenses to average net assets[6]	2.82%[4]	2.89%	3.08%[4]
Ratio of net investment income to average net assets[6]	(1.53)%[4]	(1.63)%	(1.60)%[4]
Portfolio Turnover Rate	44%	19%	71%

Small Cap Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$10.76	$ 9.89	$11.77	$12.73	$10.06	$ 9.33
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.08)	(0.15)	(0.04)	(0.13)	(0.07)	(0.02)
Net realized and unrealized gain (loss)	1.54	1.84	(0.66)	0.32	2.86	0.75
Total from investment operations	1.46	1.69	(0.70)	0.19	2.79	0.73
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	(0.22)	(0.82)	(1.18)	(1.15)	(0.12)	—
Total dividends and distributions	(0.22)	(0.82)	(1.18)	(1.15)	(0.12)	—
Net Asset Value, End of Period	$12.00	$10.76	$ 9.89	$11.77	$12.73	$10.06
Total Return*	13.64%	18.74%	(6.40)%	2.61%	28.22%	7.82%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$1,033	$ 914	$1,214	$1,312	$1,693	$ 243
Ratio of net operating expenses to average net assets[7]	2.63%[4]	2.96%	2.42%	2.08%	1.72%	1.46%[5]
Ratio of net investment income to average net assets[7]	(1.40)%[4]	(1.62)%	(1.25)%	(0.96)%	(0.79)%	(1.09)%[5]
Portfolio Turnover Rate	9%	20%	17%	96%	59%	32%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Annualized.

(5) Not annualized.

(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Mid Cap Portfolio: 2.82% and (1.53)%, respectively, for the period ended February 29, 2004; 2.89% and (1.63)%, respectively, for the period ended August 31, 2003; and 3.10% and (1.61)%, respectively, for the period ended April 30, 2003.

(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Small Cap Portfolio: 2.63% and (1.40)%, respectively, for the period ended February 29, 2004; 2.96% and (1.62)%, respectively, for the year ended August 31, 2003; 2.60% and (1.43)%, respectively, for the year ended August 31, 2002; 2.09% and (0.96)%, respectively, for the year ended August 31, 2001; 1.74% and (0.76)%, respectively, for the year ended August 31, 2000; and 1.56% and (1.19)%, respectively, for the period ended August 31, 1999.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

International Equity Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$ 6.93	$ 6.85	$ 8.86	$ 15.40	$ 13.10	$ 12.29
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.06)	(0.07)	(0.01)	(0.11)	—	0.02
Net realized and unrealized gain (loss)	1.91	0.15	(2.00)	(5.18)	2.56	0.79
Total from investment operations	1.85	0.08	(2.01)	(5.29)	2.56	0.81
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	(0.08)	—
Distributions from realized gains	—	—	—	(1.25)	(0.18)	—
Total dividends and distributions	—	—	—	(1.25)	(0.26)	—
Net Asset Value, End of Period	$ 8.78	$ 6.93	$ 6.85	$ 8.86	$ 15.40	$ 13.10
Total Return*	26.70%	1.17%	(22.69)%	(36.42)%	19.54%	6.59%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 661	$ 1,117	$ 516	$ 905	$ 1,534	$ 380
Ratio of net operating expenses to average net assets[7]	3.30%[4]	3.30%	2.52%	1.99%	1.82%	1.15%[5]
Ratio of net investment income to average net assets[7]	(1.63)%[4]	(1.24)%	(1.01)%	(0.97)%	(0.45)%	0.20%[5]
Portfolio Turnover Rate	155%	385%	24%	45%	45%	46%

Health & Biotechnology Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	January 18, 2000[3] to April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 11.14	$ 11.30	$ 14.68	$ 16.33	$ 17.28	$ 16.33
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.11)	(0.07)	(0.26)	(0.36)	(0.44)	(0.12)
Net realized and unrealized gain (loss)	1.42	(0.09)	(3.12)	(1.29)	0.00**	1.07[6]
Total from investment operations	1.31	(0.16)	(3.38)	(1.65)	(0.44)	0.95
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.51)	—
Total dividends and distributions	—	—	—	—	(0.51)	—
Net Asset Value, End of Period	$ 12.45	$ 11.14	$ 11.30	$ 14.68	$ 16.33	$ 17.28
Total Return*	11.76%	(1.42)%	(23.02)%	(10.10)%	(3.07)%	5.82%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$11,573	$13,727	$15,342	$31,406	$44,999	$38,393
Ratio of net operating expenses to average net assets[8]	3.30%[4]	3.30%	3.14%	2.80%	2.60%	2.60%[4]
Ratio of net investment income to average net assets[8]	(1.81)%[4]	(1.75)%	(2.25)%	(2.08)%	(2.15)%	(1.94)%[4]
Portfolio Turnover Rate	38%	10%	144%	172%	255%	144%

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Per share amounts are not in accord with the aggregate net loss on investments for the period due to the timing of sales and redemptions for Portfolio shares in relation to fluctuating market values of the Portfolio's investment.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the International Equity Portfolio: 3.56% and (1.89)%, respectively, for the period ended February 29, 2004; 3.50% and (1.44)%, respectively, for the year ended August 31, 2003; 3.03% and (1.52)%, respectively, for the year ended August 31, 2002, 2.18% and (0.97)%, respectively, for the year ended August 31, 2001; 1.98% and (0.29)%, respectively, for the year ended August 31, 2000; and 1.29% and 0.34%, respectively, for the period ended August 31, 1999.
(8) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Health & Biotechnology Portfolio: 3.31% and (1.82)%, respectively, for the period ended February 29, 2004; 3.35% and (1.80)%, respectively, for the period ended August 31, 2003; 3.25% and (2.36)%, respectively, for the year ended April 30, 2003; 2.91% and (2.19)%, respectively, for the year ended April 30, 2002; 2.80% and (2.35)%, respectively, for the year ended April 30, 2001; and 3.00% and (2.34)%, respectively, for the period ended April 30, 2000.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Technology & Communications Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	Year Ended April 30, 2001	January 14, 2000[3] to April 30, 2000[2]
Net Asset Value, Beginning of Period	$ 6.45	$ 5.20	$ 7.34	$15.87	$ 58.38	$ 53.75
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.10)	(0.06)	(0.15)	(0.26)	(0.94)	(0.42)
Net realized and unrealized gain (loss)	0.56	1.31	(1.99)	(8.27)	(25.66)	5.05
Total from investment operations	0.46	1.25	(2.14)	(8.53)	(26.60)	4.63
Dividends and Distributions:						
Dividends from net investment income	—	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(15.91)	—
Total dividends and distributions	—	—	—	—	(15.91)	—
Net Asset Value, End of Period	$ 6.91	$ 6.45	$ 5.20	$ 7.34	$ 15.87	$ 58.38
Total Return*	6.97%	24.04%	(29.16)%	(53.75)%	(58.09)%	8.61%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$1,629	$1,873	$ 1,602	$3,220	$10,296	$24,568
Ratio of net operating expenses to average net assets[4][6]	3.29%	3.30%	3.16%	2.87%	2.60%	2.60%
Ratio of net investment income to average net assets[4][6]	(3.13)%	(3.17)%	(2.75)%	(2.51)%	(2.13)%	(2.20)%
Portfolio Turnover Rate	42%	21%	263%	671%	1045%	222%

Energy & Basic Materials Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	January 6, 2003[3] to April 30, 2003[2]
Net Asset Value, Beginning of Period	$14.15	$12.63	$ 13.08
Income (Loss) from Investment Operations:			
Net investment income (loss)	(0.12)	(0.04)	—
Net realized and unrealized gain (loss)	2.61	1.56	(0.45)
Total from investment operations	2.49	1.52	(0.45)
Dividends and Distributions:			
Dividends from net investment income	—	—	—
Distributions from realized gains	—	—	—
Total dividends and distributions	—	—	—
Net Asset Value, End of Period	$16.64	$14.15	$ 12.63
Total Return*	17.60%	12.03%	(3.44)%
Ratios and Supplemental Data:			
Net assets, end of period (000s)	$ 48	$ 20	$ 13[5]
Ratio of net operating expenses to average net assets[4][7]	3.30%	3.30%	3.30%
Ratio of net investment income to average net assets[4][7]	(1.66)%	(0.88)%	(1.46)%
Portfolio Turnover Rate	38%	22%	705%

(1) Unaudited.

(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.

(3) Commencement of offering.

(4) Annualized for periods less than one year.

(5) Actual value, not truncated by 000s.

(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Technology & Communications Portfolio: 3.29% and (3.13)%, respectively, for the period ended February 29, 2004; 3.66% and (3.53)%, respectively, for the period ended August 31, 2003; 4.19% and (3.78)%, respectively, for the year ended April 30, 2003; 3.40% and (3.04)%, respectively, for the year ended April 30, 2002; 2.76% and (2.29)%, respectively, for the year ended April 30, 2001; and 2.93% and (2.53)%, respectively, for the period ended April 30, 2000.

(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Energy & Basic Materials Portfolio: 3.89% and (2.25)%, respectively, for the period ended February 29, 2004; 4.97% and (2.55)%, respectively, for the period ended August 31, 2003; and 3.30% and (1.46)%, respectively, for the period ended April 30, 2003.

* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

	Financial Services Portfolio — Class C Shares				
	Six Months Ended February 29, 2004[1][2]	Period Ended August 31, 2003[2]	Year Ended April 30, 2003[2]	Year Ended April 30, 2002[2]	August 1, 2000[3] to April 30, 2001
Net Asset Value, Beginning of Period	$10.83	$ 9.82	$ 11.29	$10.89	$10.00
Income (Loss) from Investment Operations:					
Net investment income (loss)	(0.10)	(0.06)	(0.13)	(0.17)	(0.03)
Net realized and unrealized gain (loss)	1.56	1.07	(1.34)	0.57	0.97
Total from investment operations	1.46	1.01	(1.47)	0.40	0.94
Dividends and Distributions:					
Dividends from net investment income	—	—	—	—	—
Distributions from realized gains	—	—	—	—	(0.05)
Total dividends and distributions	—	—	—	—	(0.05)
Net Asset Value, End of Period	$12.29	$10.83	$ 9.82	$11.29	$10.89
Total Return*	13.48%	10.29%	(13.02)%	3.67%	9.41%
Ratios and Supplemental Data:					
Net assets, end of period	$ 303	$ 295	$ 263	$ 487	$ 609
Ratio of net operating expenses to average net assets[6]	3.30%[4]	3.30%	3.15%	3.08%	2.60%[4]
Ratio of net investment income to average net assets[6]	(1.77)%[4]	(1.82)%	(1.33)%	(1.54)%	(0.72)%[4]
Portfolio Turnover Rate	80%	32%	67%	55%	21%

	Investment Quality Bond Portfolio — Class C Shares					
	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$10.53	$10.71	$ 10.44	$ 9.90	$ 9.89	$10.29
Income (Loss) from Investment Operations:						
Net investment income (loss)	0.08	0.20	0.56	0.42	0.46	0.28
Net realized and unrealized gain (loss)	0.13	0.06	0.14	0.54	0.01	(0.40)
Total from investment operations	0.21	0.26	0.70	0.96	0.47	(0.12)
Dividends and Distributions:						
Dividends from net investment income	(0.08)	(0.20)	(0.41)	(0.42)	(0.46)	(0.28)
Distributions from realized gains	(0.38)	(0.24)	(0.02)	—	—	—
Total dividends and distributions	(0.46)	(0.44)	(0.43)	(0.42)	(0.46)	(0.28)
Net Asset Value, End of Period	$10.28	$10.53	$ 10.71	$10.44	$ 9.90	$ 9.89
Total Return*	2.08%	2.49%	6.93%	9.80%	4.88%	(1.21)%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$1,592	$1,699	$ 2,403	$2,006	$1,361	$ 284
Ratio of net operating expenses to average net assets[7]	2.40%[4]	2.40%	2.23%	1.90%	1.92%	1.26%[5]
Ratio of net investment income to average net assets[7]	1.48%[4]	1.88%	3.84%	4.13%	4.69%	2.69%[5]
Portfolio Turnover Rate	1.00%	66%	46%	52%	52%	62%

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Financial ServicesPortfolio: 3.75% and (2.22)%, respectively, for the period ended February 29, 2004; 3.30% and (1.82)%, respectively, for the period ended August 31, 2003; 7.04% and (5.22)%, respectively, for the year ended April 30, 2003; 5.75% and (4.21)%, respectively, for the year ended April 30, 2002; 5.17% and (3.29)%, respectively, for the period ended April 30, 2001.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Investment Quality Bond Portfolio: 2.77% and 1.11%, respectively, for the period ended February 29, 2004; 2.70% and 1.58%, respectively, for the year ended August 31, 2003; 2.43% and 3.64%, respectively, for the year ended August 31, 2002, 2.05% and 4.13%, respectively, for the year ended August 31, 2001; 1.97% and 4.74%, respectively, for the year ended August 31, 2000; and 1.30% and 2.73%, respectively, for the period ended August 31, 1999.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.

FINANCIAL HIGHLIGHTS (For a share outstanding throughout each period) (Continued)

Municipal Bond Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$10.33	$10.66	$10.67	$10.09	$10.00	$10.66
Income (Loss) from Investment Operations:						
Net investment income (loss)	0.13	0.24	0.47	0.30	0.35	0.25
Net realized and unrealized gain (loss)	0.42	(0.22)	(0.16)	0.59	0.13	(0.68)
Total from investment operations	0.60	0.02	0.31	0.89	0.48	(0.43)
Dividends and Distributions:						
Dividends from net investment income	(0.13)	(0.24)	(0.30)	(0.31)	(0.33)	(0.23)
Distributions from realized gains	(0.06)	(0.11)	(0.02)	—	(0.06)	—
Total dividends and distributions	(0.24)	(0.35)	(0.32)	(0.31)	(0.39)	(0.23)
Net Asset Value, End of Period	$10.69	$10.33	$10.66	$10.67	$10.09	$10.00
Total Return*	5.36%	0.21%	3.02%	8.97%	4.97%	(4.12)%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 334	$ 432	$ 794	$ 605	$ 114	$ 38
Ratio of net operating expenses to average net assets[6]	2.40%[4]	2.40%	2.35%	2.20%	2.20%	0.68%[5]
Ratio of net investment income to average net assets[6]	2.39%[4]	2.30%	2.77%	2.90%	3.40%	2.64%[5]
Portfolio Turnover Rate	8%	11%	48%	21%	12%	23%

U.S. Government Money Market Portfolio — Class C Shares

	Six Months Ended February 29, 2004[1][2]	Year Ended August 31, 2003[2]	Year Ended August 31, 2002	Year Ended August 31, 2001	Year Ended August 31, 2000	January 4, 1999[3] to August 31, 1999
Net Asset Value, Beginning of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Income (Loss) from Investment Operations:						
Net investment income (loss)	(0.00)**	0.00**	0.01	0.04	0.04	0.02
Net realized and unrealized gain (loss)	—	—	—	—	—	—
Total from investment operations	(0.00)**	0.00**	0.01	0.04	0.04	0.02
Dividends and Distributions:						
Dividends from net investment income	(0.00)**	(0.00)**	(0.01)	(0.04)	(0.04)	(0.02)
Distributions from realized gains	—	—	—	—	—	—
Total dividends and distributions	(0.00)**	(0.00)**	(0.01)	(0.04)	(0.04)	(0.02)
Net Asset Value, End of Period	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00	$ 1.00
Total Return*	0.01%	0.03%	0.72%	3.68%	4.10%	1.99%
Ratios and Supplemental Data:						
Net assets, end of period (000s)	$ 838	$2,358	$1,342	$4,165	$ 805	$ 295
Ratio of net operating expenses to average net assets[7]	1.09%[4]	1.28%	2.01%	1.89%	1.87%	1.22%[5]
Ratio of net investment income to average net assets[7]	(0.04)%[4]	0.07%	0.73%	3.42%	4.11%	2.03%[5]
Portfolio Turnover Rate	N/A	N/A	N/A	N/A	N/A	N/A

(1) Unaudited.
(2) Per share amounts calculated using the average shares method, which more appropriately presents the per share data for the period.
(3) Commencement of offering.
(4) Annualized.
(5) Not annualized.
(6) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the Municipal Bond Portfolio: 2.67% and 2.12%, respectively, for the period ended February 29, 2004; 3.07% and 1.63%, respectively, for the year ended August 31, 2003; 3.31% and 1.81%, respectively, for the year ended August 31, 2002; 2.52% and 2.90%, respectively, for the year ended August 31, 2001; 2.84% and 2.76%, respectively, for the year ended August 31, 2000; and 1.82% and 3.78%, respectively, for the period ended August 31, 1999.
(7) Before the application of any fees waived or reimbursed by Saratoga Capital Management, LLC or credits earned on custodian cash balances offsetting certain expenses, the ratios of net operating expenses to average daily net assets and of net investment income (loss) to average daily net assets would have been as follows for the U.S. Government Money Market Portfolio: 2.75% and (1.70)%, respectively, for the period ended February 29, 2004; 2.72% and (1.37)%, respectively, for the year ended August 31, 2003; 2.26% and 0.48%, respectively, for the year ended August 31, 2002; 1.90% and 3.42%, respectively, for the year ended August 31, 2001; 1.87% and 4.11%, respectively, for the year ended August 31, 2000; and 1.26% and 2.07%, respectively, for the period ended August 31, 1999.
* Assumes reinvestment of all dividends and distributions and does not assume the effects of any sales charges. Aggregate (not annualized) total return is shown for any period shorter than one year. Total return does not reflect the deduction of taxes that a shareholder would pay on distributions or on the redemption of shares.
** Per share amount represents less than $0.01 per share.

80

THE SARATOGA
ADVANTAGE TRUST

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